2018 PROXY STATEMENT



TAILORED BRANDS

A Message from Our CEO



"During fiscal 2017, we delivered significantly higher profitability, strengthened our balance sheet and laid the foundation for future growth."

Dear Shareholders:

It is our pleasure to invite you to attend our Annual Meeting of Shareholders (the "Annual Meeting") at 11:00 a.m., Pacific daylight time, on Thursday, June 21, 2018, at our executive offices located at 6100 Stevenson Blvd, Fremont, California 94538. Holders of record of our common stock as of April 24, 2018 are entitled to notice of, and to vote at, the Annual Meeting.

We are the leading specialty retailer of men's tailored clothing and formalwear in the U.S. and Canada and our purpose is to help men love the way they look. Putting our customers first is at the core of everything we do. We are delivering exclusive and differentiated products and elevating the level of personalization and service we provide our customers every day.

During fiscal 2017, we delivered significantly higher profitability, strengthened our balance sheet and laid the foundation for future growth. We grew earnings per share, increased cash flow from operations and used it to pay down debt, ending the fiscal year with enhanced liquidity.

As we look to the future, our plans for positioning Tailored Brands for long-term sustainable growth include:

- Expanding our custom business;
- Strengthening our brands and growing market share; and
- Enhancing our omni-channel capabilities.

At Tailored Brands, we are committed to social responsibility and environmental stewardship throughout our Company. To that end, we launched our inaugural Sustainability Report in fiscal 2017. The report details our current sustainability efforts from our annual Suit Drive that has helped clothe millions of people seeking employment – to the many ways we are working to reduce our impact on the planet – to creating a diverse and inclusive workplace for all. We are making great strides to increase our recycling, reduce our waste, conserve energy, provide good jobs, improve working conditions, foster equality, and give back in significant ways to help those in need. Simply put, we know that we can do well, by doing good – it is core to our values and who we are. We look forward to providing future updates on our sustainability efforts as we continue to develop and report on metrics to better understand and measure our progress toward our sustainability goals.

On behalf of the employees and directors of Tailored Brands, Inc., we thank you for your continued support and confidence in our Company.

Regards,

Douglas S. Ewert
Chief Executive Officer

May 10, 2018

A Letter from Your Board of Directors



"We believe that our goal of creating long-term value for our shareholders is fostered by having the right combination of skills, attributes, and experiences reflected in the composition of the Board, engaging in effective Board oversight, and implementing corporate governance best practices."

Dear Fellow Shareholders:

The Tailored Brands Board of Directors remains committed to the creation of long-term value for our shareholders. We believe this goal is fostered by having the right combination of skills, attributes, and experiences reflected in the composition of the Board, engaging in effective Board oversight, and implementing corporate governance best practices. We want to take this opportunity to highlight a few governance items that are more fully discussed in the proxy statement.

Board Refreshment: In 2017, we welcomed Sue Gove and Theo Killion as new directors to the Board. Ms. Gove, the founder and President of Excelsior Advisors, LLC, a retail consulting and advisory firm, has significant experience in the retail industry and brings operational, strategic and financial expertise to the Board. Mr. Killion, currently a managing partner at The Sierra Institute, a human resources consortium, also has a strong background in retail, with expertise in merchandising and operations, talent management, consumer brand marketing and advertising. With the additions of Ms. Gove and Mr. Killion, we continue to strengthen the collective skills, experience, and diversity of the Board necessary to effectively oversee the Company as the retail sector continues to evolve.

Strategic Oversight: The Board recognizes that the retail environment is rapidly evolving and that to generate long-term growth our strategy must allow us to quickly adapt and meet the demands of our customers. The Board and the management team regularly review the Company's strategy to monitor progress on key initiatives and adjust that strategy as conditions dictate. In addition to strategy, the Board continues to be focused on and committed to oversight of management and business performance, risk management, compliance, and corporate responsibility.

Focus on Corporate Governance: The Board remains focused on corporate governance best practices and, as a result, in the last two years has reviewed and refreshed all Board Committee charters, rotated all Board Committee chairs, adopted a revised and comprehensive Code of Ethics and Business Conduct, adopted proxy access provisions as part of an overall refreshment of the Company's bylaws, revised its Director and Senior Executive Officer Stock Ownership Guidelines to make director ownership requirements more robust, and updated its Corporate Governance Guidelines, including adding age limits for directors. In addition, the Company issued its inaugural Sustainability Report, which details the Company's efforts on environmental, social and governance matters, including diversity and inclusion initiatives, corporate giving, requirements for suppliers as part of our commitment to improve factory working conditions, and commitment to reduce the Company's carbon footprint, recycle and encourage conservation and sustainability.

Commitment to Pay for Performance: The Company's compensation philosophy emphasizes pay for performance and places a significant portion of the compensation of its senior executives at risk, both with respect to short-term and long-term performance. The executive compensation elements incorporate multiple performance metrics and are designed to reward executives for the delivery of sustained, profitable financial performance and outstanding leadership that reflects the Company's culture and values. We are committed to including market-leading governance features in the Company's compensation programs and continually monitor the design of the program to incorporate practices that encourage performance and mitigate factors that may encourage excessive risk-taking by employees. In addition, we remain mindful of the impact of equity awards on shareholder dilution, particularly when the Company's stock price is low, and worked diligently to limit the burn rate for equity awards in 2017.

We also want to express our gratitude to Bill Sechrest for his 14 years of dedicated service to the Company. Bill will be leaving the Board following the Company's 2018 annual meeting of shareholders.

We acknowledge the tremendous trust that our shareholders place in us to exercise effective oversight of the Company and want you to know that we are engaged and committed to taking the actions that we believe are in the best interests of our shareholders over the long term. We thank you for your ongoing support of the Company.

May 10, 2018

Dinesh Lathi   **David Edwab**   **Doug Ewert**   **Irene Chang Britt**



Rinaldo S. Brutoco   **Sue Gove**   **Theo Killion**   **Grace Nichols**

Bill Sechrest   **Shelly Stein**

Notice of Annual Meeting of Shareholders

 **Date**
Thursday, June 21, 2018

 **Time**
11:00 a.m., Pacific daylight time

 **Place**
Tailored Brands, Inc. executive offices,
6100 Stevenson Blvd., Fremont,
CA 94538

 **Record date**
Only holders of record of our common stock at the close of business on Tuesday, April 24, 2018, are entitled to receive notice of, and to vote at, the meeting and any adjournment(s) thereof.

ITEMS OF BUSINESS

- Election of nine directors to our Board of Directors for the coming year;
- Ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2018;
- Advisory vote to approve the compensation of our named executive officers;
- Adoption of the Amended and Restated Tailored Brands Employee Stock Purchase Plan; and
- Transaction of such other business as may properly come before the meeting or any adjournment thereof.

HOW TO VOTE

You are cordially invited to attend the meeting in person. To ensure that your vote is properly recorded, please vote as soon as possible, even if you plan to attend the Annual Meeting in person. As described in the Notice of Internet Availability of Proxy Materials, you may submit your proxy by mail, Internet, or telephone. If you attend the meeting you can vote either in person or by your proxy. For further details on voting, please refer to the section entitled "Voting and Other Information" beginning on page 70 of the proxy statement.

ADMISSION TO THE ANNUAL MEETING

If you wish to attend the meeting in person and you are a registered owner of shares of our common stock on the record date, you must show a government issued form of identification which includes your picture. If you are a beneficial owner of shares as of the record date that are held for your benefit by a bank, broker or other nominee, in addition to the picture identification, you will need to provide proof of ownership of our common stock on the record date to be admitted to the meeting. A recent brokerage statement or a letter from your bank, broker, or other nominee holder that shows that you were an owner on the record date is an acceptable example of proof of ownership.

On or about May 11, 2018, proxy materials or a Notice of Internet Availability of Proxy Materials will be sent to shareholders in connection with our solicitation of proxies for this year's Annual Meeting of Shareholders.

By Order of the Board of Directors

A. Alexander Rhodes

A. Alexander Rhodes
Corporate Secretary

May 10, 2018

Proxy Statement
Annual Meeting of Shareholders
June 21, 2018

This proxy statement is furnished to the shareholders of Tailored Brands, Inc. (the "Company"), also referred to in this proxy statement as "we", "us", or "our"), whose two main executive offices are located at 6380 Rogerdale Road, Houston, Texas 77072, and 6100 Stevenson Blvd., Fremont, California 94538, in connection with the solicitation by our Board of Directors of proxies to be used at the Annual Meeting of Shareholders to be held at 11:00 a.m., Pacific daylight time, on Thursday, June 21, 2018, at the Company's Fremont, California office, or any adjournment(s) thereof (the "Annual Meeting").

The Annual Meeting will be held to:

	Board recommendation
Proposal 1: Elect nine directors to our Board of Directors for the coming year	**FOR** each Director nominee
Proposal 2: Ratify Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2018	**FOR**
Proposal 3: Approve, on an advisory basis, the compensation of our named executive officers	**FOR**
Proposal 4: Adopt the Amended and Restated Tailored Brands Employee Stock Purchase Plan	**FOR**

Shareholders will also transact such other business as may properly come before the meeting or any adjournment thereof.

On or about May 11, 2018, we will begin mailing to the holders of record of our common stock, $0.01 par value per share ("common stock"), on April 24, 2018 (the "Record Date"), a Notice of Internet Availability of Proxy Materials containing instructions on how to access the Notice of Annual Meeting of Shareholders, this proxy statement, the form of proxy and our Annual Report on Form 10-K for the fiscal year ended February 3, 2018 over the Internet. At the close of business on the Record Date, there were outstanding and entitled to vote 49,733,379 shares of our common stock, and only the holders of record on the Record Date are entitled to notice of, and to vote at, the Annual Meeting.

Voting Roadmap

Your vote is very important to us. Please cast your vote as soon as possible on each proposal to ensure your shares are represented at the Annual Meeting.

Even if you plan to attend our Annual Meeting in person, please read this proxy statement carefully and vote as soon as possible using any of the following methods. In all cases, have your proxy card or voting instruction card in hand and follow the instructions.


By Internet
Visit 24/7
www.proxyvote.com


By telephone
Dial toll-free 24/7
(800) 690-6903


By mailing your proxy card
Cast your ballot, sign your proxy card and send by mail in the enclosed postage-paid envelope

Please follow the directions on your proxy card or voting instruction card carefully. If you hold our common stock in a brokerage account (that is, in "street name"), your ability to vote by telephone or over the Internet depends on your broker's voting process. If you plan to vote in person at the Annual Meeting and you hold our common stock in street name, you must obtain a proxy from your broker and bring that proxy to the meeting.

If you hold your stock through a Tailored Brands employee benefit plan, please follow the instructions provided to you by each plan or broker through which you hold shares (***which may be different than the instructions provided above***). To vote all of your shares of our common stock, you must complete, sign, date, and return each proxy card you receive or vote the shares as instructed for each set of proxy materials you receive.

Proxy Summary

This summary highlights information contained in this proxy statement. **You should read the entire proxy statement carefully before voting.**

ABOUT TAILORED BRANDS

As the leading specialty retailer of men's tailored clothing and the largest men's formalwear provider in the United States and Canada, Tailored Brands helps men love the way they look for work and special occasions. We serve our customers through an expansive omni-channel network that includes over 1,400 retail locations in the U.S. and Canada as well as our branded e-commerce websites. Our brands include Men's Wearhouse, Men's Wearhouse and Tux, Jos. A. Bank, Joseph Abboud, Moores Clothing for Men and K&G Fashion Superstores. We also operate an international corporate apparel and workwear group consisting of Dimensions, Alexandra and Yaffy in the United Kingdom and Twin Hill in the United States.

PERFORMANCE HIGHLIGHTS

In 2017, we delivered significantly higher profitability, strengthened our balance sheet and laid the foundation for future growth. Highlights include:

NET CASH PROVIDED BY OPERATING ACTIVITIES
($ in mm)



ADJUSTED EARNINGS PER SHARE[1]



FURTHER DEBT REDUCTION[2]
($ in mm)



ENHANCED LIQUIDITY PROFILE[3]
($ in mm)



[1] Throughout this proxy statement, we will be referring to earnings per share ("EPS") on an adjusted basis. A reconciliation of adjusted EPS to GAAP EPS and an explanation of why adjusted EPS may be useful is included on page 74 of this proxy statement.

[2] Calculated based on reported total debt on consolidated balance sheet.

[3] Calculated as (cash + cash equivalents + ABL availability).

Matters to be Voted on at the Annual Meeting

PROPOSAL 1: ELECT NINE DIRECTORS
TO OUR BOARD OF DIRECTORS

WHAT AM I VOTING ON?
Shareholders are being asked to elect nine director nominees for a one-year term.

THE BOARD RECOMMENDS A VOTE FOR EACH DIRECTOR NOMINEE
The Board of Directors and the Nominating and Corporate Governance Committee believe that the nine director nominees possess the necessary qualifications and experience to effectively oversee the business and the long-term interests of shareholders.

DIRECTOR NOMINEES

Name	Age	Primary Occupation	Director since	Independent	Tailored Brands Committees	Other Current Public Company Boards
Dinesh S. Lathi *Chairman of the Board*	47	Former Chief Executive Officer of One Kings Lane, Inc.	2016	Yes	Audit	Five Below, Inc.
David H. Edwab *Vice Chairman of the Board*	63	Various leadership positions, Tailored Brands, Inc. (retired)	1991	No	None	New York & Company, Inc. Vitamin Shoppe, Inc.
Douglas S. Ewert	54	CEO, Tailored Brands, Inc.	2011	No	None	None
Irene Chang Britt	55	C-Suite executive, several Fortune 500 Companies (retired)	2015	Yes	Audit Nominating and Corporate Governance (Chair)	Dunkin Brands Group, Inc. Brighthouse Financial, Inc.
Rinaldo S. Brutoco	71	President and Chief Executive Officer of ShangriLa Consulting, Inc.	1992	Yes	Audit	None
Sue Gove	59	President of Excelsior Advisors, LLC	2017	Yes	Audit (Chair)	Iconix Brand Group, Inc. Logitech International SA
Theo Killion	67	Managing Partner, The Sierra Institute	2017	Yes	Compensation (Chair)	None
Grace Nichols	71	CEO, Victoria's Secret Stores (retired)	2011	Yes	Nominating and Corporate Governance	New York & Company, Inc.
Sheldon I. Stein	64	President, Southern Glazers Wine and Spirits	1995	Yes	Compensation Nominating and Corporate Governance	None

BOARD NOMINEES SNAPSHOT

INDEPENDENCE



2
Non Independent

7
Independent

TENURE



3
9 or more years

4
0 to 3 years

2
4 to 8 years

DIVERSITY



5
Women/Minorities

TAILORED BRANDS PROMOTES STRONG CORPORATE GOVERNANCE STANDARDS

- Annual election of all directors
- Proxy access
- Shareholders owning 10% or more of our common shares may call special meetings
- Springing resignation for directors who do not receive a majority vote for election in uncontested director elections
- Substantial majority of independent directors
- All members of all committees are independent
- Number of public boards on which a director may serve limited to four
- Annual performance assessment of the Board and Board committees
- Minimum stock ownership guidelines for directors and executive officers
- Focus on environmental, social and governance matters of importance to our Company

PROPOSAL 2: RATIFY DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2018

WHAT AM I VOTING ON?

Shareholders are being asked to ratify the appointment of Deloitte & Touche LLP to serve as the Company's independent auditors for the fiscal year ending February 2, 2019.

THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL

Although the Audit Committee has the sole authority to appoint the independent auditors, as a matter of good corporate governance, the Board submits its selection for independent registered public accounting firm to our shareholders for ratification.

PROPOSAL 3: ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

WHAT AM I VOTING ON?

Shareholders are being asked to approve, on an advisory basis, the compensation of our Named Executive Officers as described in the Executive Compensation section of this proxy statement beginning on page 35.

THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL

The Compensation Committee takes very seriously its role in the governance of the Company's compensation programs and will thoughtfully consider the advisory input from its shareholders in setting future compensation for our Named Executive Officers.

COMPENSATION HIGHLIGHTS

Our compensation program is premised on a pay for performance philosophy and intentionally places a significant percentage of Named Executive Officer ("NEO") compensation at risk. We evaluate the competitive positioning of each compensation element and while we do not target compensation to any benchmark percentile, we review the comparable market for each element of pay. In 2017, we compensated our NEOs as follows:

Base Salary	A fixed, competitive component of pay based on responsibilities, skills and experience.	Page 40
Annual Cash Incentive Plan	Designed to recognize annual performance achievements based on the Compensation Committee's assessment of Company performance across three categories: adjusted earnings before interest and taxes ("EBIT") (60%), adjusted revenue[1] (20%), and individual strategic objective performance (20%). • No annual cash bonuses are payable unless a minimum net cash provided by operating activities performance threshold is achieved.	Page 41
Long-Term Incentive Plan	Our Long-Term Incentive Plan encourages performance that drives shareholder value over the long term and aligns executive interests with shareholders through the use of equity-based awards. • Annual equity grants consist of deferred stock units ("DSUs") and performance units ("PUs") for the Chief Executive Officer ("CEO"). • Annual equity grants consist of stock options, DSUs and PUs for the other NEOs. • PUs are based on achievement of an adjusted EPS performance target with actual awards ranging from 0% to 200% of the target award depending on the Company's adjusted EPS for fiscal year 2019.	Page 42

[1]   Throughout this proxy statement, we will be referring to adjusted revenue. A reconciliation of adjusted revenue to GAAP revenue is included on page 74 of this proxy statement.

KEY EXECUTIVE COMPENSATION FEATURES

The Compensation Committee has incorporated the following market-leading governance features into our programs:

WHAT WE DO ⊘

- Align **Pay and Performance**

- Engage in a **Rigorous Target-Setting Process** for Incentive Metrics

- Use **Multiple Performance Metrics** to Balance Top Line and Bottom Line Achievement

- Have **Stock Ownership Requirements** For Executive Officers

- Implement Incentive Compensation Programs and Governance Practices Designed to **Discourage Undue Risk-Taking**

- Include **Clawback** Provisions in Our Key Compensation Programs

- **Prohibit Hedging, Pledging, Short Sales and Derivative Transactions** In Our Stock

- Engage an **Independent Compensation Consultant**

- Include **Double Trigger** Change in Control Provisions for Equity Awards

WHAT WE DON'T DO ⊗

- No **Tax Gross-Ups Including Excise Taxes** in Connection with a Change in Control

- No Payment of Dividends on **Unearned or Unvested Long-Term Incentives**

- No **Repricing** of Underwater Stock Options

- No Material Executive **Perquisites**

- No Non-Qualified **Supplemental Executive Retirement Plan**

PROPOSAL 4: ADOPT THE AMENDED AND RESTATED TAILORED BRANDS EMPLOYEE STOCK PURCHASE PLAN

WHAT AM I VOTING ON?
Shareholders are being asked to approve the amended and restated Tailored Brands Employee Stock Purchase Plan, which amends the existing plan by: (1) increasing the number of shares of our common stock available for purchase by 1,000,000 shares; (2) changing the definition of fair market value to mean the closing sales price as quoted on the established stock exchange on the date of determination; (3) changing the definition of employee to permit the Compensation Committee at its discretion to exclude certain employees from participating in the ESPP; (4) changing the eligibility requirements for participating in the ESPP to the first offering period after the completion of two months of employment; (5) eliminating refunds of payroll deductions for eligible employees who terminate participation in the ESPP during the middle of an offering period; and (6) delegating authority to the Compensation Committee to make ministerial amendments to the ESPP.

THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL
The Board and management believe it is important that the amended and restated ESPP be approved in order to maintain the Company's ability to attract and retain key personnel and continue to provide them with strong incentives to contribute to the Company's future success.

Table of Contents

Board Matters
Proposal 1: Election of Directors

WHAT AM I VOTING ON?
Shareholders are being asked to elect nine director nominees for a one-year term.

VOTING RECOMMENDATION: FOR
The Board of Directors and the Nominating and Corporate Governance Committee believe that the nine director nominees possess the necessary qualifications and experience to effectively oversee the business and the long-term interests of shareholders.

Tailored Brands Board of Directors

RESPONSIBILITY FOR SELECTION OF DIRECTOR CANDIDATES

The Board of Directors (the "Board") is responsible for selecting director candidates to stand for election by shareholders. The Board has delegated the screening process for potential directors to the Nominating and Corporate Governance Committee, with the expectation that other members of the Board and executives of the Company will be asked to take part in the process as appropriate. The Nominating and Corporate Governance Committee identifies individuals qualified to become Board members and recommends such individuals to the Board for its consideration.

IDENTIFYING AND EVALUATING NOMINEES FOR DIRECTORS

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. The Committee also regularly engages in Board succession planning by assessing the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the applicable criteria for directors. In addition, when the Committee seeks a new candidate for directorship, it seeks qualifications from the individual that will complement the attributes and perspectives of the other members of the Board. The Committee takes into consideration whether particular individuals satisfy the independence criteria set forth in the New York Stock Exchange ("NYSE") listing standards, together with any special criteria applicable to service on various committees of the Board.

In the event that vacancies are anticipated, or otherwise arise, the Committee will engage in the following evaluation process:

EVALUATION PROCESS

The Nominating and Corporate Governance Committee considers various potential candidates for director from any reasonable source, including through current Board members, current management, professional search firms, shareholders or other persons.

↓

These candidates are evaluated at regular or special meetings of the Committee or through one-on-one meetings between Committee members and Board candidates and may be considered at any point during the year.

↓

In evaluating any potential nominee, the Committee considers the skill sets desired by the Board, the diversity of experiences and backgrounds already represented on the Board, and the qualifications of potential candidates. The Board also reviews independence and potential conflicts of interest to identify candidates best qualified to serve the interests of our shareholders.

↓

The Nominating and Corporate Governance Committee recommends qualified candidate(s) and the full Board may approve interim appointment or inclusion in the slate of directors to stand for election at the next annual meeting of shareholders.

↓

Approved director nominees are presented in the proxy statement for consideration by shareholders and election for one-year terms.

NOMINATIONS BY SHAREHOLDERS

The policy of the Nominating and Corporate Governance Committee is to consider, when appropriate, written recommendations from shareholders for positions on the Board. A shareholder who wishes to recommend a prospective director nominee for general consideration by the Board should notify the Corporate Secretary of the Company or any member of the Committee in writing with whatever supporting material the shareholder considers appropriate, including the nominee's name and qualifications for Board membership. In evaluating the nominations, the Committee uses the same criteria as for candidates recommended by the Nominating and Corporate Governance Committee, other Board members, or other persons.

In January 2018, the Board adopted amendments to our bylaws to implement proxy access. A shareholder, or group of up to 20 shareholders, owning shares of the Company's common stock, representing an aggregate of at least 3% of our outstanding shares continuously for at least three years, may nominate and include in our proxy materials director nominees constituting up to 20% of our Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in the Company's bylaws. The Board believes that the provisions adopted in our bylaws appropriately balance the benefits shareholders gain under proxy access against the potential disruption that could be created by regular proxy contests, the corresponding turnover of a number of Board seats, and the challenges of on-boarding and integrating these new directors.

Shareholders may nominate persons for election as directors at an annual shareholders' meeting, or for inclusion in our proxy statement for our 2019 Annual Meeting, if such nominations are made in accordance with the procedures set forth in the "Submitting Proposals For 2019 Annual Meeting" section on page 73 of this proxy statement. No formal shareholder nominations were received in accordance with the procedures set forth in our bylaws for the upcoming Annual Meeting.

DIRECTOR QUALIFICATIONS

The Nominating and Corporate Governance Committee is responsible for reviewing with the Board the requisite skills, attributes, and experience needed on the Board. When evaluating candidates, the Board takes into account the composition of the entire Board, including the requirement that a majority of Board members be independent; the diversity of experiences and backgrounds represented on the Board; the need for financial, business, public company and other expertise on the Board and its committees; and the need to have directors who will work collegially to represent the best interests of the Company and its shareholders, its employees, and the communities in which we do business. This evaluation includes an assessment of the knowledge and experience of Board candidates in retail, finance, strategy, branding, technology, digital, organizational development, marketing, operations, merchandising, corporate social responsibility, corporate governance, legal, risk management, and leadership, among other areas.

The Company considers diversity broadly to include differences of viewpoint, professional experience, individual characteristics, personal background, qualities, skills, qualifications, gender, cultural background and ethnicity/race. Although the Company does not have a formal policy with respect to the consideration of diversity in identifying director nominees, the Board believes that diversity in experiences, qualifications, backgrounds, and personal characteristics enhances decision making and is important to the effectiveness of the Board's oversight of the Company. The Nominating and Corporate Governance Committee does not assign specific weight to particular factors and, depending on the current needs of the Board, may weigh certain factors more or less heavily.

Director candidates should be able to provide insight and practical wisdom based on their experience and expertise. Directors are expected to prepare for, attend and participate in Board and Board Committee meetings, to ask direct questions and require straight answers, and to devote the time needed to properly discharge their responsibilities and duties as directors. Each Board member is expected to ensure that other existing and planned future commitments do not, and that they have no conflict of interest that would, materially interfere with the member's service as a director. Service on other public boards and other commitments are considered by the Nominating and Corporate Governance Committee when reviewing Board candidates.

The Board believes that each of its directors is knowledgeable and has significant insight relevant to the Company's businesses; has high ethical standards and personal integrity; takes his or her responsibility to the Board seriously; demonstrates strong leadership skills in his or her area of present and past expertise; has the interest, time available and commitment to fulfill his or her responsibilities as director; and has the ability and willingness to contribute with other directors and with management. The following summary details the knowledge and experience which qualifies each of our directors to serve on our Board:

SUMMARY OF DIRECTOR QUALIFICATIONS AND EXPERIENCE

	Dinesh S. Lathi	David H. Edwab	Doug S. Ewert	Irene Chang Britt	Rinaldo S. Brutoco	Sue Gove	Theo Killion	Grace Nichols	Sheldon I. Stein
SUBJECT MATTER EXPERTISE									
Strategy	●	●	●	●	●	●	●	●	●
Branding			●	●			●	●	
Consumer/Retail		●	●	●	●	●	●	●	
Digital/Omni-Channel	●					●			
Technology	●								
HR/Org Development					●		●		
Marketing			●	●				●	
Operations		●	●	●		●	●		●
Merchandising			●				●	●	
CSR/Sustainability				●	●				
Corporate Governance		●		●	●	●			●
Legal					●				●
Risk Management		●		●	●	●			
Current or Previous Public Company CEO			●			●	●		
Audit Committee Financial Expert	●	●		●	●	●			●
BOARD EXPERIENCE*									
Total Corporate Directorships	2	3	1	3	1	3	1	2	1
Audit Committee	2	2		2	1	3			
Compensation Committee				1		1	1	1	1
Nominating & Gov Committee		2		3				2	1
Board Chairperson	1							1	

*   This includes all public company directorships held, including the Company.

DIRECTOR TENURE AND BOARD REFRESHMENT

The Nominating and Corporate Governance Committee and the Board believe it is important for the Board to be "refreshed" by adding new directors from time to time. The diversity in thinking, experience, background and approach resulting from refreshment enhances Board leadership, deliberations and decision making, and are critical to the Board's acting as a strategic, creative, and problem solving body. The Nominating and Corporate Governance Committee and the Board also believe that long-serving directors bring critical skills to the Board and have knowledge of the business that are beneficial to newer directors. In recent years, the Board and Nominating and Governance Committee have focused diligently on striking a balance between the two. To that end, three new directors have been added in the past two years and a new Chairman of the Board and a new Chair of the Audit Committee were appointed in 2017. During the first quarter of fiscal 2018, the Board, at the recommendation of the Nominating and Governance Committee, approved the rotation of the chairperson for each of the Nominating and Governance Committee and the Compensation Committee, appointing a new chairperson to each. In addition, to continue to provide opportunities for refreshment, the Board has updated its Corporate Governance Guidelines to reinstate age limits. As a result, a director shall not stand for election upon reaching the age of 75. Mr. Sechrest is 75 and, therefore, will not stand for re-election at the upcoming Annual Meeting. Following the Annual Meeting, with the proposed slate of nine director nominees, the Board would consist of four directors with three or less years of tenure, two directors with four to eight years of tenure, and three directors with nine or more years of tenure.

AFFIRMATIVE DETERMINATION OF DIRECTOR INDEPENDENCE

As set forth in the Company's Corporate Governance Guidelines (the "Guidelines"), a majority of the members of the Board must qualify as independent directors in accordance with the applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder, and the applicable rules of the NYSE. In addition to these requirements, the Board believes that a substantial majority of the Board should be independent and meet the following heightened independence requirements:

- shall not have been employed by us as an executive officer in the past three years;
- is not an executive officer or director, or a person serving in a similar capacity with, nor an owner of more than 1% of the equity of, a significant customer, supplier, or service provider to us. For purposes hereof, "significant" shall mean circumstances where during the past fiscal year the business with the customer, supplier, or service provider equaled or exceeded either 1% of the revenue thereof or 1% of our revenue;
- is not personally the accountant, lawyer, or financial advisor for compensation to any of our executive officers;
- is not a trustee, director, or officer of any charitable organization that received contributions from us during the past fiscal year aggregating $1 million or 2% of the charitable organization's consolidated gross revenues, whichever is greater;
- has not within the last three years engaged in a related party transaction with us that was required to be disclosed in our proxy statement; and
- is not a father, mother, wife, husband, daughter, son, father-in-law, mother-in-law, daughter-in-law, or son-in-law of a person who would not meet the foregoing qualifications.

A director may not serve on more than four boards of directors of publicly-held companies (including our Board of Directors) unless the full Board determines that such service does not impair the director's performance of his or her duties to the Company. Directors are expected to report changes in their business or professional affiliations or responsibilities, including retirement, to the Chairman of the Board and the Chair of the Nominating and Corporate Governance Committee and will be expected to offer to resign if the Nominating and Corporate Governance Committee concludes that the director no longer meets our requirements for service on the Board. The Nominating and Corporate Governance Committee may establish from time to time additional qualifications for directors, taking into account the composition and expertise of the entire Board.

The Board has affirmatively determined that each director, with the exception of Mr. Edwab and Mr. Ewert, is independent in accordance with NYSE Listing Standards and our Guidelines and has no current material relationship with the Company, except as a director. When determining whether a director qualifies as independent, the Board, in accordance with NYSE rules, broadly considers all relevant facts and circumstances to determine whether the director has any material relationship with the Company, either directly or indirectly (as a partner, shareholder or officer of an organization that has a relationship with the Company), other than serving as one of our directors.

NOMINEES FOR DIRECTOR

Our Board has nominated nine directors for election at the Annual Meeting to hold office until the next annual meeting of shareholders and the election of their respective successors. All of the nominees are currently directors. Each agreed to be named in this proxy statement and to serve if elected.

As required by our bylaws, each nominee has delivered a written, irrevocable resignation letter to the Company's Corporate Secretary to be considered by the Board in the event that a nominee receives less than a majority of the votes cast in an uncontested election of directors and effective thereafter only if the Board votes to accept the resignation by at least a majority vote of all directors.

We have no reason to believe that any of the nominees will be unable to serve. However, if before the election, one or more of the nominees should become unable to serve or for good cause will not serve, proxies will be voted for the remaining nominees and for any substitute nominees to be selected by the Nominating and Corporate Governance Committee and approved by the Board.

Biographical information about our nominees for director and the experience, qualifications, attributes, and skills considered by our Nominating and Corporate Governance Committee and Board in determining that the nominee should serve as a director appears below.



DINESH S. LATHI   INDEPENDENT
Non-executive Chairman of the Board

Age: 47
Director Since: 2016
Committees:
* Audit

Director Skills and Qualifications:
* Extensive experience in leadership, operations, strategy and financial management of online retailing as well as financial expertise gained as an investment banker, private equity executive and chief financial officer



Mr. Lathi is the former Chief Executive Officer of One Kings Lane, Inc., a leading online destination for premium home décor. He joined One King's Lane, Inc. in 2011 and held a number of roles including Chief Financial Officer and Chief Operating Officer. Prior to One Kings Lane, Mr. Lathi spent seven years in various senior executive roles at eBay, Inc. Prior to eBay, Mr. Lathi spent eight years in investment banking and private equity. Mr. Lathi is also a director of Five Below, Inc., where he serves as a member of their audit committee.



DAVID H. EDWAB
Vice Chairman of the Board

Age: 63
Director Since: 1991
Committees:
* None

Director Skills and Qualifications:
* Broad financial, operational and transactional experience in retailing and extensive experience serving on the boards of directors of publicly traded retail companies



Mr. Edwab has served the Company as non-executive Vice Chairman since his retirement as an executive officer and employee of the Company in October 2014. Prior thereto, he served the Company in various leadership roles, including Senior Vice President, Treasurer and Chief Financial Officer, Chief Operating Officer, President and Executive Vice Chairman of the Company. Mr. Edwab joined the Company in 1991. Mr. Edwab is currently the managing member and officer of various private investment companies, including Celebrity Brands Capital Partners LLC, Celebrity Brands Spirits, LLC, PLE Capital Partners LLC, Erskine Capital LLC and Irish Rose Capital LLC. Mr. Edwab is also a director of New York & Company, Inc. where he serves as chairman of their nomination and governance committee and is a member of their audit committee, and Vitamin Shoppe, Inc., where he serves on their audit committee and nomination and governance committee. Mr. Edwab is an inactive CPA and has experience in investment banking and private equity.



DOUGLAS S. EWERT
Chief Executive Officer

Age: 54
Director Since: 2011
Committees:
• None

Director Skills and Qualifications:
• Demonstrated leadership, long-term experience with the Company, and extensive experience with men's retailing generally



Mr. Ewert has served as the Company's Chief Executive Officer since June 2011. Prior thereto he served the Company in various leadership roles, including General Merchandise Manager, Senior Vice President – Merchandising, Executive Vice President and Chief Operating Officer of K&G, Executive Vice President and Chief Operating Officer and President of the Company. Mr. Ewert joined the Company in 1995.



IRENE CHANG BRITT INDEPENDENT

Age: 55
Director Since: 2015
Committees:
• Audit
• Nominating and Corporate Governance (Chair)

Director Skills and Qualifications:
• Deep knowledge of the consumer products industry with extensive executive experience and expertise in global strategy development, marketing services and consumer insights, as well as extensive experience serving on the boards of directors of other public companies



Ms. Britt is a former Fortune 500 C-Suite executive, having spent 30 years working for companies such as Kimberly-Clark, Kraft Foods and Campbell Soup Co, in progressively higher leadership roles. Her more recent roles at Campbell were President, Pepperidge Farm, SVP Global Baking and Snacking, Global Chief Strategy Officer and President, North America Foodservice. Prior to Campbell, Ms. Britt held leadership roles with Kraft Foods and Kimberly-Clark. Ms. Britt currently serves on the boards of Dunkin Brands Group, Inc., including as chair of their nominating and corporate governance committee and as a member of their audit committee, and Brighthouse Financial, Inc., including as chair of their nominating and corporate governance committee and as a member of their compensation and investment committees. She was a director of TerraVia Holdings Inc. from March 2017 to January 2018, where she served as chairperson of the board and as member of their compensation committee.



RINALDO S. BRUTOCO INDEPENDENT

Age: 71
Director Since: 1992
Committees:
• Audit

Director Skills and Qualifications:
• Significant legal, financial, corporate social responsibility and organizational experience



Mr. Brutoco has served as President and Chief Executive Officer of ShangriLa Consulting, Inc., which is affiliated with the ShangriLa Group, a privately held consulting and merchant banking concern, and he is President of Seven Oaks Ranch, Inc. and Live Well Brands, Inc., both of which are manufacturers and distributors of organic products. He also is founder, President and Chief Executive Officer of the World Business Academy and has authored multiple books and articles on business theory, economics, corporate governance, corporate responsibility, energy policy and innovation.



SUE GOVE INDEPENDENT

Age: 59
Director Since: 2017
Committees:

• Audit (Chair)

Director Skills and Qualifications:

• Significant executive experience with retail, marketing, merchandising and operations, as well as senior leadership, strategic and financial experience; also, has extensive experience serving on the boards of directors of other public companies



Ms. Gove is President of Excelsior Advisors, LLC, a retail consulting and advisory firm, and serves as a Senior Advisor to Alvarez & Marsal, a corporate consulting firm. Prior to founding Excelsior Advisors in August 2014, she was the President and Chief Executive Officer of Golfsmith International Holdings, Inc. from October 2012 to April 2014 and President from February 2012 to April 2014. Ms. Gove also served Golfsmith as Chief Operating Officer from September 2008 to October 2012, as Chief Financial Officer from March 2009 to July 2012 and as Executive Vice President from September 2008 to February 2012. In addition, Ms. Gove spent 25 years at Zale Corporation where she served in senior financial, operating and strategic roles, culminating in the EVP and Chief Operating Officer role. Ms. Gove currently serves on the boards of Iconix Brand Group, Inc., where she is a member of the compensation committee and the chair of the audit committee, and Logitech International SA, where she is a member of the audit committee. She was a director of AutoZone Inc. from July 2005 until December 2017, where she served as a member of the audit committee and as chair of the nominating and corporate governance committee.



THEO KILLION INDEPENDENT

Age: 67
Director Since: 2017
Committees:

• Compensation (Chair)

Director Skills and Qualifications:

• Extensive experience as a senior executive and director in the retail industry, with particular expertise in strategic planning, merchandising, operations, human resources and organizational design, leadership development, consumer brand marketing and advertising



Since November 2016, Mr. Killion has been a managing partner of The Sierra Institute, a Dallas based human resources consortium, and was Vice Chairman of Herbert Mines Associates, an executive search firm, from May 2015 to March 2016. Mr. Killion also worked for the Zale Corporation from January 2008 until July 2014, serving as Chief Executive Officer from January 2010 until his retirement in 2014. Prior to Zale, Mr. Killion served in a variety of positions at a number of iconic retailers including Tommy Hilfiger, Limited Brands (now L Brands), The Home Shopping Network and Macy's. Mr. Killion served on the board of directors of Express, Inc. from April 2012 to June 2017 and Libbey, Inc. from May 2014 to May 2017. He also served on the board of directors of The Zale Corporation when he was CEO, from September 2010 to May 2014.



GRACE NICHOLS   INDEPENDENT

Age: 71
Director Since: 2011
Committees:
• Nominating and Corporate Governance

Director Skills and Qualifications:
• Extensive experience as a senior executive and director in the retail industry, with particular expertise in branding, merchandising and operations of large retail companies



Ms. Nichols spent more than 20 years at Limited Brands, including 14 years as Chief Executive Officer of Victoria's Secret Stores from 1992 until she retired in January 2007. Prior to joining Limited Brands, Ms. Nichols held various senior merchandising positions in teen's and women's apparel at The Broadway Southern California divisions of Carter, Hawley, Hale, Inc. Ms. Nichols is also a director of New York & Company, Inc., where she serves as non-executive chairperson and is on the nomination and governance committee.



SHELDON I. STEIN   INDEPENDENT

Age: 64
Director Since: 1995
Committees:
• Compensation
• Nominating and Corporate Governance

Director Skills and Qualifications:
• Extensive experience and skills in corporate finance and mergers and acquisitions as well as leadership, operations and financial management experience in consumer products industry



Mr. Stein has been the President of Southern Glazers Wine and Spirits, North America's largest distributor of wine and spirits, and Chief Executive Officer of Glazer's Beer and Beverage, one of the country's largest distributors of malt products, since July 2016. Prior thereto, Mr. Stein was the President and Chief Executive Officer of Glazer's Distributors, one of the country's largest distributors of wine, spirits, and malt products. From 2008 until July 2010, Mr. Stein was a Vice Chairman of Global Investment Banking and Head of Southwest Investment Banking for Bank of America, Merrill Lynch. Before joining Merrill Lynch, Mr. Stein had been with Bear Stearns for over 20 years as a Senior Managing Director running Bear Stearns' Southwest Investment Banking Group and as a member of Bear Stearns' President Advisory Council. Mr. Stein served on the board of directors of Alon USA Partners, LP from February 2013 until February 2018.

> **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES NAMED ABOVE.**

The Board's Role and Responsibilities

Corporate governance is typically defined as the system that allocates duties and authority among a company's shareholders, the Board of Directors, and management. The shareholders elect the Board and vote on extraordinary matters. The Board has the ultimate decision-making authority for the Company, except with respect to those matters specifically reserved to the shareholders and management, who handle the day-to-day operations of the Company. The Board has responsibility for overseeing the Company's long-term strategic plans, for establishing broad corporate policies, for hiring, overseeing and evaluating executive management, particularly the CEO, and for our overall performance and direction, but is not directly involved in our day-to-day operations.

In exercising its authority, the Board recognizes that the long-term interests of our shareholders are best advanced by appropriate consideration of other stakeholders and interested parties including employees and their families, customers, suppliers, communities and society as a whole. To assist the Board in fulfilling its responsibilities, the Board has adopted Corporate Governance Guidelines. The Guidelines are available at www.tailoredbrands.com under "Investor Relations – Corporate Governance – Governance Documents". The Board, with the assistance of the Nominating and Corporate Governance Committee, periodically reviews the Guidelines to ensure they comply with all applicable requirements of the NYSE rules and recently adopted substantial updates to the Guidelines to reflect current best practices.

Our Board currently consists of ten directors, including eight independent directors and two individuals who are not considered independent directors. If all of the nominees for election are elected at the annual meeting, the Board will be comprised of nine directors, including seven independent directors and two non-independent directors.

BOARD'S ROLE IN STRATEGIC OVERSIGHT

The Board is actively engaged in the oversight of the Company's strategic plan. While the Board receives updates regarding strategic matters throughout the year, one Board meeting per year, typically in September, is focused on the Company's strategic planning and direction. At this meeting, the Board reviews the Company's corporate strategy as presented by management and provides input and oversight on short-term strategic goals and helps set the long-term strategic direction of the Company. In addition to this annual review, the Board receives detailed presentations throughout the year on critical aspects of the implementation of these initiatives. These periodic presentations include a review of performance, progress on initiatives, and reports from specific departments such as finance, business transformation, store operations, merchandising, marketing, information technology, supply chain, human resources and legal.

BOARD'S ROLE IN RISK OVERSIGHT

The Board and its Committees play an important role in overseeing management's identification, assessment, and mitigation of risks that are material to us.

The Board has ultimate oversight responsibility for our risk management program and discharges many of its responsibilities and oversight functions with respect to risk through its Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee as described further below. The Board receives periodic reports from committee chairs on risk-related matters relevant to each committee's responsibilities.

1 The **Audit Committee** assists the Board in fulfilling its oversight responsibility relating to the performance of our system of internal controls, legal and regulatory compliance, our audit, accounting and financial reporting processes, and the evaluation of enterprise risk issues, particularly those risk issues not overseen by other committees. The Audit Committee also periodically reviews with our General Counsel legal matters, if any, that may have a material adverse impact on our financial statements, and receives regular updates from our Chief Technology Officer regarding cybersecurity matters.

2 The **Compensation Committee** is responsible for overseeing the management of risks relating to our compensation programs. In connection with its oversight responsibility, the Compensation Committee periodically reviews and evaluates our compensation programs to determine if there are any pay practices that may create, and any factors that may reduce the likelihood of, excessive risk-taking by our employees to determine whether our compensation program presents a material risk to us. Based on its most current review and evaluation, the Compensation Committee has concluded that our compensation programs for our employees (including our executive officers) do not create risks that are reasonably likely to have a material adverse effect on us.

3 The **Nominating and Corporate Governance Committee** oversees risks associated with corporate governance, business conduct, ethics and succession planning.

Management is responsible for enterprise risk assessment and the day-to-day management of strategic, reputational, financial, legal, and operational risks. Management continuously identifies and monitors potential risks which could impact the Company's ability to achieve its objectives and execute its strategies, develops and reviews risk response plans, and takes steps to control risk where appropriate.

BOARD'S ROLE IN MANAGEMENT'S SUCCESSION PLANNING/ ORGANIZATIONAL HEALTH

Succession planning is an important area of responsibility for our Board. The Nominating and Corporate Governance Committee assists the Board with CEO and senior management succession planning procedures. In order to identify potential successors for each executive position, the Board, with the help of senior management, regularly engages with our CEO about the "bench strength" behind senior leaders of the Company and current development needs.

BOARD'S ROLE IN ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS

Inspired by engagement with shareholders, the Company issued its first sustainability report in 2017. With the support of the Board, the Company engaged in a robust sustainability materiality assessment. Based on the results of the sustainability materiality assessment, the Company determined that ongoing sustainability efforts should be focused on three core concepts as set forth below.

SUSTAINABILITY HIGHLIGHTS

Our Company (We)

What we are doing to provide good jobs and improve factory working conditions.

- Our **Diversity Peer Circle** serves as an employee resource group with the executive sponsorship of the EVP of Human Resources and monthly conference calls facilitated by a Senior HR Partner.
- We have established a **Diversity Council,** currently comprised of employees dedicated to develop and drive enterprise-wide initiatives to improve both diversity and inclusion.
- In 2016, we applied to be included in the **Human Rights Campaign's annual Corporate Equality Index (CEI)**. We received an 80 out of 100 rating and were recognized as a "recommended" place to shop. In 2017, our score improved to 95.
- We have developed and implemented a **Supplier Code of Conduct** that sets forth the compliance requirements all suppliers must meet to do business with us.
- We regularly conduct **Social and Labor audits**, including re-audits to follow up on corrective action requirements.

Our Community (Us)

What we are doing that benefits the communities we serve.

- Each summer, we hold our **National Suit Drive** and **Canadian Suit Drive** to benefit unemployed Americans and Canadians in need of appropriate interview attire as they seek to regain employment. In 2017, we collected over 380,000 articles of gently used professional attire.
- "AWEARNESS Kenneth Cole" (a collaboration between Men's Wearhouse, Moores and Kenneth Cole) generated over $2.3 million in donations since its inception in 2015 to support two U.S. and one Canadian nonprofit partners **assisting military veterans**: Hire Heroes USA, HELP USA and True Patriot Love Foundation.
- In addition to our regular **merchandise donation program**, we shipped two truckloads of new merchandise (valued at approximately $3.4 million) directly to the Houston and surrounding areas after Hurricane Harvey, together with Delivering Good.

Our Planet (All of Us)

What we are doing to improve our environmental stewardship.

- The corporate office in Houston, TX is a **LEED certified** building
- New and remodeled stores use the most efficient lighting products to **reduce energy usage** by about 50% per light fixture.
- In January 2017, we installed a 1.3 mega-watt **solar rooftop system** on our Joseph Abboud manufacturing facility, reducing CO_2 emissions and energy costs.
- We were one of the first large-scale service providers to use **Green Earth** instead of petro-chemicals in our dry cleaning operations. We utilize Green Earth to clean our rental product. Over the past decade we have cleaned over 20 million pieces of dry cleaning using the Green Earth product, preventing over 40 thousand gallons of "perc" from entering back into the environment.
- We strive to **reduce, re-use and recycle** in all our stores, distribution centers, hubs and offices. We partner with a company to take shredded uniform waste from our corporate apparel company and recycle it into yarn. Shoes retired from our rental business are donated. Our robust recycling and composting programs divert tons of waste and compostable materials from landfills annually.
- As early as 2011, we began **recycling or donating used equipment** in our corporate offices and stores. As a result, we have recycled or donated several tons of equipment.

The Board remains committed to social responsibility and environmental stewardship. The Inaugural Sustainability Report is available on the Company's website (www.tailoredbrands.com) under "Investors – Company Information".

SHAREHOLDER ENGAGEMENT

The Board believes that it is important to foster long-term relationships with shareholders and understand shareholder perspectives on the Company. We value an open dialogue with our shareholders, and we believe that regular communication is a critical part of enabling our long-term success. To that end, we continue our outreach to and dialogue with our key institutional investors on a range of issues, including corporate governance matters. We also review feedback about our business from individual investors. In recent years, we have taken a number of actions to strengthen our governance programs and enhance the disclosure of our existing practices. For example, in fiscal 2017, the Board voluntarily adopted proxy access and, based on shareholder feedback, the Company conducted a sustainability materiality assessment and issued its inaugural sustainability report. In addition, the Board amended our bylaws to require nominees for director to submit an irrevocable resignation letter which will be considered by the Board in the event a director does not receive a majority of the votes cast in an uncontested election of directors. Instances such as these evidence our continued commitment to remain responsive on a variety of shareholder concerns.

In addition, on a quarterly basis we invite our top institutional investors to discuss our operating results with senior management. Any concerns raised during these discussions are reported to the Board and discussed with management.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board believes that it is important for shareholders and other interested parties to have a process by which they can send communications to the Board. Accordingly, any shareholder or other interested party wishing to send written communications to any one or more members of the Board or the committees, the Chairman of the Board or the non-management directors of the Board as a group may do so by sending communications to them in care of the Corporate Secretary, 6100 Stevenson Blvd., Fremont, California 94538 or via email at CorporateSecretary@tailoredbrands.com. All such communications will be reviewed by the Company and forwarded to Board members as appropriate.

Board Structure

BOARD LEADERSHIP STRUCTURE

The Board believes that it is beneficial to the Company and increases the effectiveness of the Board to have an independent director integrally involved in establishing and leading the Board agenda and interacting with management on a regular basis. As a result, the Board has appointed Mr. Lathi to serve as the non-executive Chairman of the Board. In his capacity as Chairman, Mr. Lathi consults regularly with Mr. Ewert and other members of management; has primary responsibility with Mr. Ewert for preparing the agenda for Board meetings; leads the meetings of the Board; and chairs the executive sessions of the Board. We believe that the bifurcation of the chairman and chief executive officer roles leads to more prudent risk management practices and brings a level of oversight to management activities that may not otherwise exist if the chairman and chief executive officer was a single individual. The Board periodically reviews our leadership structure and retains the authority to modify the structure, as and when appropriate, to address our then current circumstances.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has established three standing committees: Audit, Compensation, and Nominating and Corporate Governance. The committee(s) on which each director serves and additional information about each committee is set forth below:

AUDIT COMMITTEE



Chair: Sue Gove

Chair's Committee Expertise:
- Extensive financial oversight experience including key leadership positions with a variety of publicly-held retail companies
- Experienced leader and member of the audit committees for other publicly-held companies

Members:
(all independent)
- Dinesh S. Lathi
- Irene Chang Britt
- Rinaldo S. Brutoco

Meetings during the fiscal year ended February 3, 2018: eight

Audit Committee report: page 32

The Audit Committee operates under a written charter adopted by the Board which reflects Securities Exchange Commission ("SEC") and NYSE rules relating to audit committees. The Board affirmatively determined that all members of the Audit Committee are "independent" in accordance with the NYSE Listing Standards and Rule 10A-3(b)(1) of the Exchange Act. In addition, the Board has determined that each of the members of the Audit Committee is "financially literate" and that each is an "audit committee financial expert," as that term is defined in the rules promulgated by the SEC pursuant to the Sarbanes-Oxley Act of 2002. The Audit Committee assists the Board in its oversight of the integrity of the Company's financial statements, the Company's compliance with applicable legal and regulatory requirements, the Company's independent registered public accounting firm and their qualifications and independence, and the performance of the Company's internal audit function and independent registered public accounting firm. The Audit Committee's responsibilities to the Board are detailed in the Audit Committee Charter, which can be found on the Company's website.

COMPENSATION COMMITTEE



Chair: Theo Killion

Chair's Committee Expertise:
- Extensive background in operations and human resources, as well as executive management experience as a former Chief Executive Officer, bringing fresh perspective on leadership development
- Significant experience serving on the boards of publicly-held companies, including serving on compensation and other board committees

Members:
(all independent)
- Sheldon I. Stein
- William B. Sechrest

Meetings during the fiscal year ended February 3, 2018: six

Compensation Committee report: page 37

The Compensation Committee operates under a written charter adopted by the Board which reflects SEC and NYSE rules relating to compensation committees. The Board affirmatively determined that each member of the Compensation Committee is "independent" in accordance with the NYSE Listing Standards, is a "non-employee director", as defined in Section 16 of the Exchange Act, and is an "outside director," as defined by Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee assists the Board in its oversight responsibilities related to the Company's compensation strategies, objectives, and programs, reviews and recommends to the Board for approval the principal elements of Board compensation, and reviews and approves compensation and benefit programs and pay levels for the Company's CEO and for executive officers below the chief executive officer level. The Compensation Committee's responsibilities to the Board of Directors are detailed in the Compensation Committee Charter which can be found on the Company's website.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE



Chair's Committee Expertise:
- Substantial experience serving on the boards of publicly-held companies, currently chairing two other nominating and corporate governance committees
- Recognized as one of the nation's most influential boardroom leaders in 2017

Members:
(all independent)
- Grace Nichols
- Sheldon I. Stein

Meetings during the fiscal year ended February 3, 2018: three

Chair: Irene Chang Britt

The Nominating and Corporate Governance Committee operates under a written charter adopted by the Board which reflects SEC and NYSE rules relating to nominating committees. The Board affirmatively determined that all members of the Nominating and Corporate Governance Committee are "independent" in accordance with the NYSE Listing Standards. The Nominating and Corporate Governance Committee is responsible for reviewing and approving the overall corporate governance policies for the Company, for identifying, screening, recruiting and presenting director candidates to the Board consistent with criteria approved by the Board, nominating directors for Board seats and committee membership, and overseeing Board and Board Committee evaluations. The Nominating and Corporate Governance Committee's responsibilities to the Board are detailed in the Nominating and Corporate Governance Committee Charter which can be found on the Company's website.

EXECUTIVE SESSIONS OF NON-MANAGEMENT DIRECTORS

The Board and its committees have regular executive sessions where non-management directors meet without management participation. The Chairman of the Board is the presiding director for each executive session of the Board and the chair of each committee is the presiding director for each executive session of that committee.

ATTENDANCE

During the fiscal year ended February 3, 2018, the Board held seven meetings. Each director attended at least 75% of the meetings of the Board and each committee of which the director was a member.

Our Board holds a regular meeting in conjunction with the Annual Meeting of Shareholders. Therefore, the directors are encouraged to and generally attend our Annual Meeting of Shareholders. All of our then current directors attended our 2017 Annual Meeting of Shareholders.

Board Processes

BOARD AND COMMITTEE EVALUATION PROCESS

The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance and Board effectiveness. Such process is overseen by the Company's General Counsel. Evaluations are designed to assess if the Board and its committees are functioning effectively and identify opportunities for improvement. Our process involves each director participating in an annual evaluation of the Board and the committees on which he or she serves and seeks feedback in many areas, including structure, culture, board processes and meetings generally.

Once the evaluation process is complete, the results are synthesized, anonymized and reported to the Board by the Company's General Counsel. Such results are discussed by the full Board and each committee, as applicable, and changes in practices or procedures are considered and implemented as appropriate.

As part of the review process, the Chairman of the Board also speaks with directors individually to discuss issues in greater depth and obtain more targeted feedback and suggestions. This evaluation process generates robust comments and discussion at all levels of the Board, including with respect to Board refreshment and succession planning.

DIRECTOR EDUCATION

New directors receive an orientation upon joining the Board, including the opportunity to meet with members of management. Directors also regularly receive continuing education from management and the Company's advisors on topics and issues of importance to the Company.

In 2017, the Company became a Full Board Member of the National Association of Corporate Directors ("NACD"). Joining NACD underscores our commitment to the highest standards of corporate governance and exemplary board leadership and provides our directors with the opportunity to gain proprietary insights about current and emerging governance issues and to participate in NACD's world-class director education programs. In 2017, representatives of the Board attended the NACD's Cyber Summit and Global Board Leaders' Summit, as well as local chapter presentations. In addition, Ms. Britt is a NACD Fellow and was recently named to the NACD Directorship 100, recognizing her as one of the nation's most influential boardroom leaders in 2017.

TRANSACTIONS WITH RELATED PERSONS

During the fiscal year ended February 3, 2018, there were no transactions with related persons, as described in Item 404(a) of Regulation S-K.

POLICIES AND PROCEDURES FOR APPROVAL OF RELATED PERSON TRANSACTIONS

The Board's Audit Committee formally adopted a written policy with respect to related person transactions to document procedures pursuant to which such transactions are reviewed, approved or ratified. The policy applies to any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (i) we or any of our subsidiaries are a participant, (ii) any related person has a direct or indirect interest and (iii) the amount involved exceeds $120,000. The Audit Committee is responsible for reviewing, approving and ratifying any related person transaction. The Audit Committee intends to approve only those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2017, none of our executive officers served as (i) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on the Compensation Committee, (ii) a director of another entity, one of whose executive officers served on the Compensation Committee, or (iii) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as a director of the Company.

During fiscal 2017, no member of the Compensation Committee was an officer or employee of the Company or any of our subsidiaries, or was formerly an officer of the Company or any of our subsidiaries, or had any relationships requiring disclosure by us under Item 404 of Regulation S-K or the NYSE Listing Standards.

CORPORATE GOVERNANCE MATERIALS AVAILABLE ON THE COMPANY'S WEB SITE

Information relating to the Company's corporate governance, including the following governance documents, are available at the Company's website (www.tailoredbrands.com) under "Investors – Corporate Governance – Governance Documents":

• Bylaws
• Corporate Governance Guidelines
• Audit Committee Charter
• Compensation Committee Charter

- Nominating and Corporate Governance Committee Charter
- Director and Senior Executive Officer Stock Ownership Guidelines
- Insider Trading Policy
- Code of Ethics and Business Conduct
- Complaint Procedures for Accounting Matters
- Regulation Fair Disclosure Policy
- Policy Regarding the Hiring of Employees or Former Employees of the Independent Auditor
- Anti-Corruption Compliance Policy
- Policy and Procedures with Respect to Related Person Transactions

In addition, the Company's Sustainability Report, Charitable Giving Principles and Supplier Code of Conduct are available on the Company's website (www.tailoredbrands.com) under "Investors – Company Information".

The Company's shareholders may obtain printed copies of these documents by writing to Tailored Brands, Inc., Corporate Secretary, 6100 Stevenson Blvd., Fremont, CA 94538 or via email at CorporateSecretary@tailoredbrands.com.

Director Compensation

PROCEDURES AND PROCESSES FOR DETERMINING DIRECTOR COMPENSATION

As set forth in the Guidelines, the Compensation Committee reviews and determines the form and amount of director compensation, including cash, equity-based awards, and other director compensation, and makes recommendations to the full Board for approval. The Guidelines further provide that, in determining director compensation, the following should be considered: (1) fair and competitive compensation for the time commitment to appropriately discharge the work required for a company of similar size and scope; (2) alignment of the director's interest with the long-term interests of the Company; and (3) a transparent and readily understandable compensation program. From time to time, the Compensation Committee reviews director compensation with its independent compensation consultants and makes recommendations to the full Board for approval of any changes to director compensation.

DIRECTOR COMPENSATION

2017/2018 SERVICE YEAR COMPENSATION

Mr. Ewert, our sole employee director, does not receive any additional compensation for his service as a director. Non-employee director compensation is highlighted in the chart below:

Pay Component	Director Compensation
Annual Cash Retainer	• $125,000
Annual Equity Retainer	• Restricted stock or DSUs equal to $125,000 divided by the closing price of our common stock as reported on the NYSE on the date of grant, which is the date of our annual meeting of shareholders[1]
Chairman of the Board Retainer	• $125,000
Committee Chair Retainers	• Audit Committee: $25,000[2] • Compensation Committee: $20,000 • NCG Committee: $15,000

[1] If a director is appointed prior to the annual meeting, the appointed director receives a grant of 2,500 DSUs. All such awards are subject to the terms of the Tailored Brands, Inc. 2016 Long-Term Incentive Plan (the "2016 LTIP"). The restrictions on awards lapse one year after the date of grant or, if earlier, upon the occurrence of a change in control of the Company.

[2] Members of the Audit Committee who do not serve as Chairman of the Board or chair another committee receive an additional cash retainer of $15,000 and any members of the Audit Committee who are also the Chairman of the Board or a chair of another committee receive an additional annual cash retainer of $10,000.

As a result, in fiscal 2017:

- each non-employee director elected at the annual meeting of shareholders received an annual equity grant of 11,061 DSUs (equal to $125,000 divided by the closing price of our common stock on June 15, 2017), and
- Ms. Gove received 9,765 DSUs on September 11, 2017 (because she joined the Board before its first meeting of the 2017-2018 Board service year, she received the full annual equity grant of DSUs equal to $125,000 divided by the closing price of our common stock on September 11, 2017, which was the first day of our next open trading window following her appointment on August 28, 2017).

2018/2019 SERVICE YEAR COMPENSATION

In March 2018, the Board elected to change the structure by which their compensation is delivered such that 60% of the overall retainer will be delivered in equity compensation and 40% will be delivered in cash compensation. As a result, beginning in June 2018, the following retainers will apply:

- Annual Cash Retainer: $100,000
- Annual Equity Retainer: $150,000

All other retainers remain as described above.

RETIREMENT PAYMENTS AND BENEFITS FOR DAVID EDWAB

Mr. Edwab retired as an executive officer and employee of the Company in October 2014, but continues to serve as the non-executive Vice Chairman of the Board. In accordance with the terms of his employment agreement and in connection with his retirement, Mr. Edwab became entitled to receive the following:

- Quarterly installment payments of $437,500 for the two-year period beginning on February 6, 2015, with the last payment made on December 1, 2016; and
- Continuing medical insurance benefits until Mr. Edwab and his spouse each become eligible for coverage under Medicare, at an aggregate cost to us of approximately $86,000.

In addition, through February 6, 2017, Mr. Edwab was required to provide up to ten hours a month of consulting services to us for no additional consideration (services provided in excess of ten hours a month were compensated at a rate equal to $750 per hour), and we were required to provide him with eight hours per week of administrative services.

For periods on or after July 1, 2015, Mr. Edwab is also compensated as a non-employee director.

DIRECTOR COMPENSATION TABLE

The following table summarizes compensation paid to each non-employee director during the fiscal year ended February 3, 2018:

Name	Fees Earned or Paid in Cash ($)	Stock/Units Awards ($)[1][2]	All Other Compensation ($)[3]	Total ($)
Dinesh S. Lathi[4]	242,527	124,989	7,956	375,472
David H. Edwab	125,000	124,989	15,949[8]	265,938
B. Michael Becker[5]	56,868	—	7,956	64,824
Irene Chang Britt	142,500	124,989	7,956	275,445
Rinaldo S. Brutoco	140,000	124,989	7,956	272,945
Sue Gove[6]	62,610	124,992	—	187,602
Theo Killion[7]	77,953	124,989	—	202,942
Grace Nichols	140,000	124,989	7,956	272,945
Allen I. Questrom[5]	46,703	—	7,956	54,659
William B. Sechrest[4]	148,159	124,989	15,949[8]	289,097
Sheldon I. Stein	145,000	124,989	7,956	277,945

(1) Represents aggregate grant date fair value of awards computed in accordance with FASB ASC topic 718. For additional information see Note 13 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended February 3, 2018.

(2) The aggregate number of DSUs held by each non-employee director as of February 3, 2018 was as follows:

	Aggregate Unvested Unit Awards Outstanding as of February 3, 2018
Dinesh S. Lathi	11,061
David H. Edwab	11,061
B. Michael Becker	—
Irene Chang Britt	11,061
Rinaldo S. Brutoco	11,061
Sue Gove	9,765
Theo Killion	11,061
Grace Nichols	11,061
Allen I. Questrom	—
William B. Sechrest	11,061
Sheldon I. Stein	11,061

(3) Includes amount of dividends paid to the director on unvested restricted stock awards.

(4) Mr. Sechrest served as Chairman of the Board until March 23, 2017, at which time Mr. Lathi was appointed Chairman of the Board.

(5) Mr. Becker and Mr. Questrom declined to stand for re-election at the June 2017 Annual Meeting for personal reasons.

(6) Ms. Gove joined the Board on August 28, 2017.

(7) Mr. Killion joined the Board on June 15, 2017.

(8) Includes $7,992 paid by us in fiscal 2017 with respect to the non-participant portion of the insurance premiums for Mr. Edwab and Mr. Sechrest as a result of their participation in our group medical plan.

Audit Committee Matters

Proposal 2: Ratification of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm

WHAT AM I VOTING ON?

Shareholders are being asked to ratify the appointment of Deloitte & Touche LLP to serve as the Company's independent auditors for the fiscal year ending February 2, 2019.

VOTING RECOMMENDATION: FOR

Although the Audit Committee has the sole authority to appoint the independent auditors, as a matter of good corporate governance, the Board submits its selection of independent registered public accounting firm to our shareholders for ratification.

Deloitte & Touche LLP ("D&T") has served as our independent registered public accounting firm providing auditing, financial and tax services since their engagement in fiscal 1991. The Audit Committee evaluates D&T's performance each year and determines whether to reengage D&T or consider other audit firms. At present, the Audit Committee intends to continue the appointment of D&T as our independent registered public accounting firm for the fiscal year ending February 2, 2019. In determining to appoint D&T, the Audit Committee carefully considered, among other things, the quality and efficiency of the services provided by D&T and its resources, capabilities, technical expertise and knowledge of the Company's operations, personnel, culture, accounting policies and practices, and internal control over financial reporting, the quality and candor of D&T's communications, its independence with respect to the services to be performed, industry and sector specific experience, external data relating to audit quality and performance, including recent PCAOB reports on D&T and its peer firms, feedback from the Company's management and Audit Committee members regarding D&T's service and quality, the appropriateness of fees charged for audit and non-audit services, the length of time that D&T has served in this role, the benefits of longer tenure and the impact of changing auditors. Based on this evaluation, the Audit Committee determined that it was in the best interest of the Company and its shareholders to continue the retention of D&T as our independent registered public accounting firm for the fiscal 2018.

Representatives of D&T are expected to attend the Annual Meeting, will be afforded an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions by shareholders.

Although the Audit Committee has the sole authority to appoint the independent registered public accounting firm, the Board is submitting the selection of D&T as our independent registered public accounting firm to our shareholders for ratification as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF D&T AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2018.

Fees

Fees for professional services provided by D&T in each of the last two fiscal years in each of the following categories were:

	Fiscal Year	
	2017	**2016**
Audit Fees[1]	$2,260,000	$2,186,000
Audit Related Fees[2]	30,000	30,000
Tax Fees[3]	1,585,000	2,163,600
All Other Fees[4]	3,000	3,000
	$3,878,000	$4,382,600

[1] Audit fees consist of audit work performed in connection with the annual financial statements and the statutory audits for our UK-based entities, the audit of our internal control over financial reporting, and the reviews of unaudited quarterly financial statements as well as work generally only the independent registered public accounting firm can reasonably provide, such as consents, comfort letters, and review of documents filed with the SEC.

[2] Audit related services relate to the audit of our marketing agreement with David's Bridal.

[3] Tax fees include work performed for a variety of federal, state and international tax consulting projects and tax compliance services. For fiscal years 2017 and 2016, approximately $0.9 million and $0.7 million, respectively, of these fees were related to tax compliance services.

[4] Other fees relate to accounting research tool fees.

Pre-Approval Policies and Procedures

The Audit Committee has implemented pre-approval policies and procedures for all audit and non-audit services. Generally, the Audit Committee requires pre-approval of any services to be provided by our independent registered public accounting firm to us or any of our subsidiaries. The pre-approval procedures include the designation of such pre-approval responsibility to one individual on the Audit Committee, currently Ms. Gove, the Audit Committee Chair. There were no services approved by the Audit Committee pursuant to the de minimis exception in paragraph (c)(7)(i) (C) of Rule 2-01 of Regulation S-X during fiscal years 2017 and 2016. During the 2017 and 2016 fiscal years, all services provided by D&T were pre-approved in accordance with the terms of the Audit Committee's pre-approval policies and procedures. The Audit Committee reviewed, taking into consideration whether non-audit services are compatible with maintaining D&T's independence, and approved the fees for services rendered in 2017 and 2016.

Audit Committee Report

As described in its charter, the purpose of the Audit Committee is to assist the Board in its oversight of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with all applicable legal and regulatory requirements, (iii) the Company's independent registered public accounting firm and their qualifications and independence, and (iv) the performance of the Company's internal audit function and independent registered public accounting firm. The Audit Committee is directly responsible for the appointment, evaluation, retention, compensation, oversight, and when appropriate, the termination of the independent registered public accounting firm.

In fulfilling its role, the Audit Committee relies on the work and assurances of the Company's management and its internal audit function as well as D&T, the Company's independent registered public accounting firm. Management is responsible for the preparation of the Company's consolidated financial statements and the reporting process, the system of internal controls, including internal control over financial reporting, risk management, and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. D&T is responsible for auditing the consolidated financial statements and expressing an opinion on the fair presentation of those financial statements in conformity with accounting principles generally accepted in the United States, performing reviews of the unaudited quarterly financial statements and auditing and expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee meets regularly together with management, internal audit and D&T as well as separately and in private sessions with the Chief Financial Officer and each of D&T and internal audit without members of management present to discuss the results of their examinations.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and D&T, including a discussion of the quality, not just the acceptability, of the accounting principles, significant financial reporting risks, the reasonableness of significant accounting judgments and critical accounting policies and estimates, the clarity of disclosures in the financial statements, and the overall quality of the Company's financial reporting. The Audit Committee has also reviewed and discussed with management and D&T their evaluation of the adequacy and effectiveness of the Company's financial reporting procedures, disclosure controls and procedures, and internal control over financial reporting, including the respective reports of management and D&T on the effectiveness of the Company's internal control over financial reporting. The Audit Committee further discussed with D&T all matters required to be discussed under the standards of the Public Company Accounting Oversight Board ("PCAOB"), including those matters required to be discussed by Auditing Standards No. 1301, *Communications with Audit Committees*, and Rule 2-07 of Regulation S-X. The Audit Committee has received the written communications from D&T required under PCAOB rules regarding D&T's communications with the Audit Committee concerning independence, and after discussions with D&T, the Audit Committee concluded that D&T is independent from the Company and its management.

In reliance on the reviews, discussions and disclosures referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements and management's assessment of the effectiveness of the Company's internal control over financial reporting be included in the Company's Annual Report on Form 10-K for fiscal 2017.

AUDIT COMMITTEE

Sue Gove, *Chair*
Irene Chang Britt
Rinaldo S. Brutoco
Dinesh S. Lathi

Executive Officers

The following table lists the name, age, current position and period of service for each executive officer of the Company. Each officer will hold office until his successor shall have been elected and qualified or appointed.

Name	Age	Position with the Company	Executive Officer Since
Douglas S. Ewert	54	Chief Executive Officer	2000
Benjamin C. Baum	46	Executive Vice President – Customer Experience and Chief Digital Officer	2015
Jack P. Calandra	50	Executive Vice President, Chief Financial Officer and Treasurer	2017
A. Alexander Rhodes	59	Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary	2015
Boris P. Sherman	44	Executive Vice President, Chief Technology Officer	2017
Bruce K. Thorn	51	President and Chief Operating Officer	2015
Brian T. Vaclavik	51	Senior Vice President and Chief Accounting Officer	2014

See the discussion under "Board of Directors" for the business experience of Mr. Ewert.

Benjamin C. Baum was named Executive Vice President – Customer Experience and Chief Digital Officer in 2016, after joining the Company in May 2015 as Executive Vice President and Chief Digital Officer. Prior to joining the Company, from March 2014 through March 2015, Mr. Baum founded and served as omni-channel retail executive for Digital Commerce and Retail Advisory, LLC. Mr. Baum's previous roles include Executive Vice President and Chief Digital Officer of Bebe, Inc., Head of Business Development, Shopping at Google, and several executive strategy and merchandising positions at Target.

Jack P. Calandra is Executive Vice President, Chief Financial Officer and Treasurer and joined the Company in January 2017. Prior to joining the Company, Mr. Calandra was with Gap, Inc. for over ten years, most recently as Senior Vice President, Corporate Finance and Investor Relations. During his time at Gap, Inc., Mr. Calandra also served as CFO of Banana Republic, Gap Direct and Gap International. Prior to joining Gap, Inc., Mr. Calandra served 11 years at Unilever's North America Division where he held progressively senior accounting and financial leadership roles.

A. Alexander ("Sandy") Rhodes is Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary. Prior to joining the Company, Mr. Rhodes was with Chico's FAS, Inc., a women's specialty apparel retailer, from January 2003 until March 2015, most recently serving as its Executive Vice President-General Counsel and Corporate Secretary.

Boris P. Sherman is Executive Vice President and Chief Technology Officer and joined the Company in September 2017. Prior to joining Tailored Brands he was at L Brands for seven years, most recently as Senior Vice President of Omni-Channel Technology. Prior to joining L Brands, Inc., Mr. Sherman was Vice President, Information Technology for OfficeMax and Managing Director and Chief Architect at United Airlines.

Bruce K. Thorn was named President and Chief Operating Officer in March 2017, after joining the Company in 2015 as Executive Vice President and Chief Operating Officer. Prior to joining the Company, Mr. Thorn held various enterprise level roles with PetSmart, Inc. over the course of eight years, most recently as Executive Vice President, Store Operations, Services and Supply Chain. Mr. Thorn's other experiences include leadership positions with Gap, Inc., Cintas Corp, LESCO, Inc. and The United States Army.

Brian T. Vaclavik is Senior Vice President and Chief Accounting Officer of the Company. Previously, Mr. Vaclavik served as Vice President – Finance & Accounting, after progressing to the role of Vice President and Corporate Controller since joining the Company in 2000 as Assistant Controller.

Executive Compensation

Proposal 3: Advisory Vote to Approve the Compensation of our Named Executive Officers

WHAT AM I VOTING ON?

Shareholders are being asked to approve, on an advisory basis, the compensation of our Named Executive Officers as described in the Executive Compensation section of this proxy statement.

VOTING RECOMMENDATION: FOR

The Compensation Committee takes very seriously its role in the governance of the Company's compensation programs and will thoughtfully consider the advisory input from its shareholders in setting future compensation for our Named Executive Officers.

Our NEOs for our 2017 fiscal year consisted of:

Douglas S. Ewert	Chief Executive Officer
Jack P. Calandra	Executive Vice President, Chief Financial Officer and Treasurer
Bruce K. Thorn	President and Chief Operating Officer
A. Alexander Rhodes	Executive Vice President – General Counsel, Chief Compliance Officer and Corporate Secretary
Benjamin C. Baum	Executive Vice President – Customer Experience and Chief Digital Officer

Executive Summary

FISCAL 2017 PERFORMANCE

In fiscal 2017, we continued our emphasis on operational excellence and made progress on our key growth strategies. While the retail environment remained challenging, the Company delivered improved comparable sales for both Men's Wearhouse and Jos. A. Bank, increased adjusted EPS[1] by 23% over fiscal 2016, reduced total debt by approximately $200 million and lowered inventories by 11%. We also increased cash provided by operating activities by 45%, which was then used to reduce our debt, return cash to our shareholders through our dividend, and support our growth initiatives. Our stock price increased 18% from $19.48 per share on the last trading day of fiscal 2016 to $23.04 per share on the last trading day of fiscal 2017, and we returned $35.8 million to our shareholders through our dividends for a total shareholder return of 22.0%.

Key performance highlights for fiscal 2017 include:

FISCAL 2017 PERFORMANCE HIGHLIGHTS			
$2.20 ↑ Adjusted EPS[1], an increase of **$0.41**	**0.1%** ↑ Overall retail comparable sales comprised of **-1.1%** at Men's Wearhouse, **5.4%** at Jos. A. Bank, **-2.0%** at Moores and **-3.1%** at K&G	**$153.8 million** Repurchased and retired face value of our senior notes	**$350.8 million** ↑ Cash provided by operating activities, an increase of **44.6%**
$248.1 million ↑ Adjusted operating income[2], an increase of **$18.9 million**	**2.2%** ↓ Decreased overall net sales, primarily due to the impact of last year's store closures	**$53.4 million** Repaid on our term loan	**$35.8 million** ↩ Returned to our shareholders through dividends

[1] Throughout this proxy statement, we will be referring to EPS on an adjusted basis. A reconciliation of adjusted EPS to GAAP EPS and an explanation of why adjusted EPS may be useful is included on page 74 of this proxy statement.

[2] A reconciliation of adjusted operating income to GAAP operating income and an explanation of why adjusted operating income may be useful is included on page 74 of this proxy statement.

PAY FOR PERFORMANCE

Due to the Company's positive financial performance, our NEOs received 119% of the target financial performance portion of their cash bonuses. Based on the strength of their execution on their personal goals in support of our strategic plans, our eligible NEOs, received an average of 107% of the target personal performance portion of their bonuses. As a result of our strong adjusted EPS growth, the performance based equity awards granted in April 2016 will be earned at 131% of target.

Additional details regarding the total bonus received by our NEOs, including both the financial performance payouts and the portion each received under the personal performance portion of the annual cash bonus is described below under "– Compensation Discussion and Analysis – Elements of 2017 Executive Compensation – Annual Cash Incentive Plan" and additional details on the long-term performance based equity awards can be found under "– Compensation Discussion and Analysis – Elements of 2017 Executive Compensation – Long-Term Incentive Plan."

Finally, additional information regarding reported vs. realized pay is included under "– Compensation Discussion and Analysis – Reported Pay vs. Realized Pay".

As a result, we believe that our performance-based compensation is well-aligned with the Company's performance on the year and that **the relationship between pay and performance is very strong**.

2017 EXECUTIVE COMPENSATION PROGRAM

The Compensation Committee made several key decisions regarding the 2017 executive compensation program, with input from Pay Governance, independent executive compensation consultants engaged by the Committee, as well as the CEO and management, as appropriate. These include the following:

Base Salary	• Held base salaries flat for our NEOs for fiscal 2017.
Annual Cash Incentive Plan	• Tied to Company performance based on adjusted EBIT (60%), adjusted revenue[(1)] (20%), and individual strategic objective performance (20%). • Must achieve a threshold net cash provided by operating activities target before any awards may be paid.
Long-Term Incentive Plan	• Consisted of DSUs (30%) and PUs (70%) for the CEO. • Consisted of stock options (25%), DSUs (25%) and PUs (50%) for the President and Chief Operating Officer. • Consisted of stock options (30%), DSUs (30%) and PUs (40%) for the other NEOs. • PUs issued in 2017 are based on achievement of adjusted EPS performance target with actual awards ranging from 0% to 200% of the target award depending on the Company's adjusted EPS for fiscal 2019.

[(1)] Throughout this proxy statement, we will be referring to adjusted revenue. A reconciliation of adjusted revenue to GAAP revenue is included on page 74 of this proxy statement.

2017 SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

At our 2017 Annual Meeting of Shareholders, our shareholders approved the compensation of our NEOs, with 88.7% of the votes cast in favor of our "say-on-pay" resolution. While this result was strong, it was lower than in prior years and lower than we anticipated. In analyzing this result, we noted that there was no corresponding increase in the shareholder vote against any member of the Compensation Committee that would indicate some level of overall dissatisfaction with the compensation decisions made by the Compensation Committee. In addition, we have not received any negative feedback on our compensation program. As a result, we believe that the lower say-on-pay vote was more reflective of the challenging retail environment and the resulting impact on the Company's operational and stock price performance in fiscal 2016 rather than on the structure of our compensation program. The Compensation Committee considered the results of the 2017 "say-on-pay" vote in its evaluation of our 2018 executive compensation program, and, for the reasons discussed, decided not to make any material changes to our NEO compensation structure; except that there were no additional retention grants issued to our NEOs in fiscal 2017.

CURRENT SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company is asking you to approve, on an advisory basis, the compensation of our NEOs as described in this section of the proxy statement.

The Company is committed to sound executive compensation practices and corporate governance principles, and continually works to ensure that its practices protect and further the interests of shareholders. We believe that our executive compensation programs are structured (i) to promote a performance-based culture which links the interests of management and shareholders, (ii) to support our business objectives, and (iii) to align our programs with recognized corporate governance and compensation best practices. Our compensation elements seek to balance all aspects of an executive's responsibilities: base salary for day-to-day responsibilities, cash incentive bonus for shorter-term returns linked to annual Company performance, and equity awards for aligning the executives' focus with shareholder value and the long-term, future performance of the Company. As our bonus plan and performance unit payouts align with our improved financial results, we believe that **the relationship between pay and performance is very strong**.

Accordingly, we ask our shareholders to vote to approve the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the Company's NEOs, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED".

While the Board and its Compensation Committee will carefully consider the shareholder vote, the final vote is advisory in nature and will not be binding on the Board or the Company. However, our Board values the opinions of our shareholders and, to the extent that there is any significant vote against our NEO compensation as disclosed in this proxy statement, the Compensation Committee will evaluate whether any actions are necessary to address the concerns of shareholders.

> **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.**

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with the Company's management. Based upon such review and the related discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE
Theo Killion, *Chair*
William B. Sechrest
Sheldon I. Stein

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation philosophy, objectives and policies and focuses on the compensation of our NEOs relative to how their 2017 compensation aligns with our pay for performance philosophy.

COMPENSATION PHILOSOPHY

Our executive compensation program is constructed to successfully attract, motivate and retain highly-skilled executives in support of our goal to create long-term shareholder value. The incentive pay elements are designed to reward executives for delivery of sustained, profitable financial performance and outstanding leadership that reflects our values and culture. We target compensation opportunities that generally align with the market and our compensation Peer Group (as described below).

The Compensation Committee (the "Committee") believes that the structure of our compensation program should be fundamentally the same across our entire senior executive management team. Each NEO's compensation level varies based on job responsibilities, individual performance and the compensation opportunities for similarly-positioned executives within our Peer Group. NEOs generally receive the same components of compensation (i.e., base salary, annual cash bonus and long-term equity awards) as the rest of our senior executive management team. In addition, similar performance goals apply to the annual cash bonuses that all senior executives are eligible to receive. For example, in 2017, each senior executive management team member's annual cash bonus had, as a significant financial component, adjusted EBIT and adjusted revenue. The Committee believes this consistency fosters teamwork and a collaborative approach to managing our business, ensures that the entire senior management team focuses on the same corporate goals and objectives and shares in the risks and rewards of our performance in a similar manner, thus reducing the likelihood of excessive risk-taking.

COMPENSATION OBJECTIVES

The Company's compensation program is designed to provide competitive compensation opportunities and benefits so that we can attract and retain key senior executive talent. Our compensation elements seek to balance all aspects of an executive's responsibilities: base salary for day-to-day responsibilities, cash incentive bonus for shorter-term results linked to annual Company performance, and equity awards for alignment of executive interests with those of shareholders and to tie rewards to the long-term, future performance of the Company.

We set the applicable performance goals for our annual cash bonus program near the beginning of the fiscal year using challenging but attainable targets so that achievement of the goals is both uncertain and objective. These goals are based upon and intended to support the annual financial plan and strategic direction of the Company as approved by the Board. Similarly, we set the applicable performance goals for our long-term performance-based equity awards near the beginning of the performance cycle. These performance goals are set to incentivize and reward successful achievement against our multi-year strategy.

For fiscal 2017, the target weighting of each of the elements of compensation for the CEO and other NEOs was as follows:

CEO



OTHER NEOs



REPORTED PAY VS. REALIZED PAY

"Reported Pay" is different than and will often diverge from "Realized Pay". Recognizing this distinction is critical when evaluating the relationship between pay and performance. This divergence arises because the grant date fair value of the PUs, DSUs and the stock options, as set forth in our Summary Compensation Table on page 50, is provided for accounting and SEC disclosure purposes and does not reflect the amount any NEO actually did, or will actually, realize for the indicated years. The divergence between reported pay and realized pay reinforces the fact that a significant portion of our NEOs' compensation is at risk and dependent on the performance of the Company. The following chart highlights the reported pay/realized pay divergence.

CEO

Year of Compensation	Reported Pay ($)[1]	Realized Pay ($)[2]	Realized Pay vs. Reported Pay ($)	Realized Pay as a Percentage of Reported Pay (%)
2017	6,610,135	2,953,540	↓3,656,595	44.7
2016	6,370,090	2,687,308	↓3,682,782	42.2
2015	1,296,022	2,661,841	↑1,365,819	205.3

[1] Reported Pay is the amount set forth in the "Total" column in the Summary Compensation Table.
[2] Realized Pay is compensation actually received by Mr. Ewert during the indicated fiscal year, consisting of salary, cash bonuses received (including any bonus paid pursuant to our annual cash incentive plan), net spread on stock option exercises, market value at vesting of previously granted DSUs and PUs and amounts reported in the "All Other Compensation" column in the Summary Compensation Table for the indicated fiscal year. Excludes the value of any unearned and unvested DSUs and PUs which will not actually be received, if earned, until a future date.

OTHER NEOs

Named Executive Officer	Reported Pay ($)[1]	Realized Pay ($)[2]	Realized Pay vs. Reported Pay ($)	Realized Pay as a Percentage of Reported Pay (%)
Jack P. Calandra	1,942,275	1,142,362	↓799,913	58.8
Bruce K. Thorn	3,007,060	1,538,887	↓1,468,173	51.2
A. Alexander Rhodes	1,192,229	833,711	↓358,518	69.9
Benjamin C. Baum	1,291,184	921,742	↓369,442	71.4

[1] Reported Pay is the amount set forth in the "Total" column in the Summary Compensation Table.
[2] Realized Pay is compensation actually received by the indicated NEO during the indicated fiscal year, consisting of salary, cash bonuses received (including any bonus paid pursuant to our annual cash incentive plan), net spread on stock option exercises, market value at vesting of previously granted DSUs and PUs and amounts reported in the "All Other Compensation" column in the Summary Compensation Table for the indicated fiscal year. Excludes the value of any unearned and unvested DSUs and PUs which will not actually be received, if earned, until a future date.

ELEMENTS OF 2017 EXECUTIVE COMPENSATION

The principle elements of our executive compensation program were:

- base salary;
- annual cash incentive plan (annual cash bonus); and
- long-term incentive plan (equity awards).

Compensation Element	Purpose	Link to Performance	Fixed vs. Performance-Based	Short- vs. Long-Term
Base Salary	Provides an appropriate level of fixed compensation to attract and retain leaders	Based on individual performance	Fixed	Short-Term
Annual Cash Incentive Plan	Encourages executives to achieve annual results that create shareholder value	Linked to annual achievement of predetermined Company objectives as well as individual strategic objective performance	Performance-Based	Short-Term
Long-Term Incentive Plan (including non-qualified stock options, restricted stock awards, DSUs, PUs, or a combination thereof)	• Directly links executives' and shareholders' interests by tying long-term incentives to stock appreciation and/or the Company's financial performance • Encourages executives to achieve multi-year business goals and objectives (including achieving financial performance that balances growth, profitability, and asset management) • Rewards management for taking prudent actions and achieving results that create shareholder value • Helps to retain management through business cycles	Ultimate value of the award is linked to stock price performance over a period of time or, in the case of PUs, the Company's financial performance and stock price performance over a period of time	Performance-Based	Long-Term

BASE SALARY

Base salary is the fixed component of the NEOs' compensation. We intend base salary to provide a core level of compensation so that executives do not feel pressured to take unnecessary or excessive risks or focus on the price of our common stock to the detriment of other important financial and operational measures. The Compensation Committee annually reviews and determines each NEO's base salary based on the following factors:

- the executive's scope of responsibility, level of experience and tenure;
- individual and corporate performance;
- competitive market conditions and retention concerns; and
- the CEO's base salary recommendations.

Based on its review, the Compensation Committee determined no base salary adjustments were necessary for the NEOs in fiscal 2017.

ANNUAL CASH INCENTIVE PLAN

To more strongly align executive pay with the Company's financial performance and executive individual performance, our NEOs are eligible to receive annual cash bonuses pursuant to our 2016 Cash Incentive Plan (the "Bonus Plan"). These awards are designed to make a significant portion of each NEO's annual cash compensation dependent on the financial performance of the Company. Under the Bonus Plan, the Company must achieve a threshold net cash provided by operating activities goal before any bonuses can be paid. This threshold ensures that the Company's capital expenditures and debt obligations are met prior to any bonus consideration. In addition, this threshold performance criterion is structured to meet the requirements of "qualified performance based compensation" for purposes of Section 162(m) of the Internal Revenue Code. Any fiscal 2017 bonuses paid after this criterion is met are deductible from the Company's 2017 federal income taxes.

The bonus has two components: a Company financial performance component (weighted 80%) and an individual strategic performance component (weighted 20%). This allocation emphasizes achievement against our financial performance goals while taking into account individual strategic imperatives. For this reason, the Committee believes that this allocation fosters a results-driven, pay-for-performance culture, builds accountability and closely aligns the interests of our NEOs and our shareholders. During the first quarter of fiscal 2017, the Committee established the fiscal 2017 bonus plan that included (1) the award formula and the Company and individual strategic performance goals that will determine each NEO's eligible bonus (if any) and (2) the threshold, target and maximum bonuses that each NEO would be eligible to earn. The Committee selected the threshold, target and maximum bonuses after considering the annual performance bonus opportunities for similarly-positioned executives in the comparable retail market, our past practices, the NEO's scope of responsibility and the recommendations of our CEO. For fiscal 2017, the individual target bonuses were set based on a percentage of each NEOs base salary as follows: Mr. Ewert, 100%; Mr. Calandra, 75%, Mr. Thorn, 75%; Mr. Rhodes, 65%; and Mr. Baum, 65%.

For fiscal 2017, the threshold net cash provided by operating activities goal of $103 million was achieved, allowing for the bonus payments and the deductibility of the bonus payments in the amounts described below based on further Company and individual strategic performance criteria.

Financial Performance Bonus – 80% of Award Formula

The annual cash bonus amount attributable to the financial performance component is determined based on performance against adjusted EBIT goals (60%) and adjusted revenue goals (20%). The Committee selected these two metrics to reflect the importance of both bottom line and top line financial achievement. Additionally, the Committee determined that there could be no revenue payout without threshold EBIT achievement to ensure profitable top-line growth. The Company's performance goals under our Bonus Plan were set at levels which the Committee believed to reflect challenging short- to mid-term goals which were uncertain though attainable and provided appropriate incentives to motivate the NEOs to exceed the goals of the Company's financial plan.

The adjusted EBIT and revenue goals were set as follows:

Adjusted EBIT ($M)	Payout (% of Target)
$249.5	200%
$237.7	100%
$216.0	50%
Below $216.0	0%

Adjusted Revenue ($M)	Payout (% of Target)
$3,236.2	200%
$3,083.2	100%
$2,827.0	50%
Below $2,827.0	0%

Adjusted EBIT and revenue performance includes operating results from our retail businesses: Men's Wearhouse, Jos. A. Bank, K&G and Moores. For purposes of our Bonus Plan, adjusted EBIT means earnings before interest expense and income tax, as adjusted for any income or expense that is unusual, non-recurring or extraordinary, as the Committee deems appropriate. For fiscal 2017, such items included non-recurring costs to terminate our tuxedo rental license agreement with Macy's, a goodwill impairment charge related to our divestiture of MW Cleaners and unbudgeted consulting fees resulting in adjusted EBIT that was 101.6% of the $237.7 million target and adjusted revenue that was 97.8% of the $3,083.2 million target.

Individual Strategic Bonus – 20% of Award Formula

The Committee and CEO established the performance goals for the individual strategic component of the Bonus Plan for Mr. Calandra, Mr. Thorn, Mr. Rhodes and Mr. Baum. The Committee and the Board established the strategic goals for Mr. Ewert. The individual strategic goals relate to strategic and business objectives relevant to each NEO's area of responsibility and, as a result, the strategic performance goals are unique for each NEO. Following the end of the fiscal year, the Committee and CEO determined whether the NEO's overall performance met, partially met, exceeded or did not meet applicable performance levels in order to merit an award under the individual strategic component.

Based on its review, and the CEO's recommendations, the Committee determined that Mr. Calandra, Mr. Thorn, Mr. Rhodes and Mr. Baum achieved 150%, 100%, 100% and 125%, respectively, of their individual strategic goals. Based on its review, the Committee believed that, although performance against many of Mr. Ewert's individual strategic goals was generally strong, not all of the performance targets were sufficiently achieved and thus awarded the CEO approximately 60% of his target opportunity under this plan component.

NEO Annual Cash Bonus Payouts

The following table sets forth details regarding the financial performance bonus, individual performance bonus, and the total bonus payout for each of the NEOs in fiscal 2017:

Executive	Target Annual Cash Bonus	Financial Performance Bonus	Individual Strategic Bonus	Total Bonus	As a % of Target
Douglas S. Ewert	$1,250,000	$1,186,041	$151,459	$1,337,500	107
Jack P. Calandra	$ 375,000	$ 355,812	$112,500	$ 468,312	125
Bruce K. Thorn	$ 562,500	$ 533,718	$112,500	$ 646,218	115
A. Alexander Rhodes	$ 292,500	$ 277,534	$ 58,500	$ 336,034	115
Benjamin C. Baum	$ 325,000	$ 308,371	$ 81,250	$ 389,621	120

LONG-TERM INCENTIVE PLAN

The equity component of our executive compensation program is designed to provide compensation that motivates and rewards long-term performance, aligns the interests of our NEOs with our shareholders, builds a culture of ownership, promotes retention, and balances long-term operating decisions with short-term goals. To accomplish these objectives, the Committee grants our NEOs equity awards on an annual basis generally in the form of (1) stock options, (2) time-based deferred stock units, or DSUs, and (3) performance-based deferred stock units, or PUs. The mix of equity grant types varies by level in the organization with a larger percentage of equity compensation opportunity tied to performance-based grants at the most senior levels.

Stock Options

Nonqualified stock options provide our NEOs with the opportunity to purchase our common stock at a price fixed on the grant date regardless of future market prices. Stock options become valuable only if (i) the holder of the option remains employed during the period required for the option to "vest" and (ii) the market price is above the exercise price. For this reason, stock options align the interests of our NEOs and our shareholders by providing executives with an incentive to achieve long-term business goals and objectives and increase the market price of our stock and provide an incentive for an option holder to remain employed by us. Stock options vest ratably over a three-year period and must be exercised within ten years of the date of grant.

Time-Based Deferred Stock Units

A DSU is a commitment by us to issue a share of our common stock for each DSU at the time the restrictions set forth in the award agreement lapse. The Compensation Committee believes that granting time-based DSUs to our NEOs aligns the interests of the NEOs with the interests of our shareholders and encourages retention. Dividend equivalents will be credited to a DSU when dividends are paid to our shareholders, but will not be paid unless and until the underlying DSU award is earned. DSUs are forfeited upon termination of employment with us if the restrictions set forth in the award agreements are not satisfied. Time-based DSUs granted to NEOs may not vest more quickly than on a pro-rata basis over three years except in special circumstances as determined by the Compensation Committee (such as a person nearing retirement age).

Performance Units

A performance unit is an agreement by the Company to issue a stated number of shares of our common stock to the recipient upon vesting if the Company meets or exceeds certain predetermined financial performance criteria. As with time-vested DSUs, dividend equivalents will be credited when dividends are paid to our shareholders, but will not be paid unless and until the underlying award is earned. The vesting for such awards has varied but is typically over a three-year period. We believe PUs reflect our compensation philosophy by establishing a clear connection between the compensation of our executives, including our NEOs, and the achievement of performance goals that are important for long-term shareholder value creation. PUs provide an incentive to the recipient to work toward the financial success of the Company over the vesting period in order for the PUs to vest, thereby aligning the financial interest of the recipient with that of the Company and driving increased shareholder value.

As with time-based DSUs, NEOs do not realize value from PUs until they vest (if at all), which means if the stock price is lower upon vesting than at the time of grant, the NEO will realize a lower value per share than the value on the date of grant. As a result, even if the performance criteria are met to allow one or more of such awards to vest, if our stock price is lower at the time of vesting than at the time of grant, the NEOs will realize less upon vesting of such PUs than was reported in the Summary Compensation Table for the year of grant.

Equity awards for our NEOs are targeted to the following mix:

CEO



70% Performance Units

30% Time-Based DSUs

PRESIDENT AND CHIEF OPERATING OFFICER



50% Performance Units

25% Stock Options

25% Time-Based DSUs

OTHER NEOs



40% Performance Units

30% Stock Options

30% Time-Based DSUs

The Committee believes that providing a "portfolio" of equity awards balances the objectives of the long-term incentive program by rewarding the creation of shareholder value with stock options and retaining executive talent and motivating the achievement of financial goals with DSUs and PUs.

The Committee further believes that achieving meaningful annual growth over a long-term period, generally three years, is an important objective for the Company. As such, the adjusted EPS target in the final performance year is predicated on a compound annual growth rate over the three-year period.

In fiscal 2017, the Committee increased the weighting of PUs granted to both our CEO and President and Chief Operating Officer to emphasize performance based equity and further align with shareholders. The CEO's grant of PUs increased from 50% to 70% of his annual grant and the President and Chief Operating Officer's grant of PUs increased from 40% to 50% of his annual grant. The CEO's remaining 30% was provided in DSUs, and the President and Chief Operating Officer's remaining 50% was split evenly between DSUs and stock options.

For additional discussion regarding the details of the grants made to the NEOs, see "–Grants of Plan Based Awards Table" on page 51.

The NEOs received the following equity awards during fiscal 2017:

Executive	Performance Units[1]	Time-Based DSUs	Stock Options	Aggregate Number of Shares Covered	Aggregate Grant-Date Value of Awards[2]
Douglas S. Ewert	246,478	105,633	—	352,111	$3,999,981
Jack P. Calandra	28,169	21,126	63,081	112,376	$ 799,913
Bruce K. Thorn	70,422	35,211	105,135	210,768	$1,599,861
A. Alexander Rhodes	14,084	10,563	31,540	56,187	$ 399,949
Benjamin C. Baum	14,084	10,563	31,540	56,187	$ 399,949

[1]   Reflects number of target shares covered by such PUs. For information regarding threshold and maximum and performance conditions associated with such grants, please see "– Grants of Plan-Based Awards Table".

[2]   Aggregate grant date value is based on the closing stock price on the date of grant which was $11.36.

ACHIEVEMENT OF PERFORMANCE TARGETS

PUs granted on September 12, 2014 through June 29, 2015 were subject to meeting fiscal 2017 adjusted EPS of $5.25 for threshold payout and $5.95 for target payout and also based on our relative total shareholder return ("TSR") for the period beginning September 12, 2014 and ending on February 3, 2018. Based on fiscal 2017 adjusted EPS, the threshold was not met and, therefore, no PUs were earned.

PUs granted on April 4, 2016 were subject to meeting the fiscal 2017 adjusted EPS of $1.89 for threshold payout and $2.10 for target payout. The number of PUs earned were to be adjusted based on a multiplier ranging from 50% to 200% based on adjusted EPS performance. In calculating the adjusted EPS for the fiscal 2016 PUs, the Committee approved the exclusion of $2.9 million in non-recurring consulting expenses. Based on fiscal 2017 adjusted EPS, 131% of these PUs were earned. Therefore, these PUs will vest 50% on each of April 4, 2018 and 2019 contingent only on continued service.

PUs granted on December 12, 2016 were subject to meeting the fiscal 2017 net cash provided by operating activities threshold of $41 million, which was achieved. These PUs will vest 50% on each of December 12, 2018 and December 12, 2019, respectively, contingent only on continued service.

STATUS OF OUTSTANDING PERFORMANCE UNIT AWARDS

Grant Date	Performance Period	Performance Measure/ Multiplier	Vesting Dates	Current Status
9/2014-6/2015	February 1, 2015 – February 3, 2018	• Adjusted EPS • Multipliers ranging from 50% to 150%, based on: (1) level of adjusted EPS attained and (2) relative TSR	April 13, 2018 (100%)	• Did not vest given the Company's performance
4/4/2016	January 29, 2017 – February 3, 2018	• Adjusted EPS • Multiplier ranging from 50% to 200% based on level of adjusted EPS attained	April 4, 2018 and 2019 (50% each)	• 131% earned given the Company's performance
12/12/2016	January 29, 2017 – February 3, 2018	• Net cash provided by operating activities • No multiplier	December 12, 2018 and 2019 (50% each)	• 100% earned given the Company's performance • CEO did not receive a grant under this program
5/17/2017[1]	February 3, 2019 – February 1, 2020	• Adjusted EPS • Multiplier ranging from 50% to 200% based on level of adjusted EPS attained	May 17, 2020 (100%)	• Expected to meet target.

[1]   Performance targets will be disclosed in our proxy statement following the completion of the performance period.

BENEFITS AND PERQUISITES

EMPLOYEE BENEFITS

We offer a variety of health and welfare and retirement programs to all eligible employees. Executives are generally eligible for the same benefit programs on the same basis as our other employees. Our health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, wellness, pharmacy, dental, vision, life insurance, and accidental death and disability.

We also maintain a defined contribution plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code. The plan covers our full-time employees who meet age and service requirements. The plan provides for pre-tax, elective employee contributions with a matching contribution from us. For calendar 2016, the Company contribution made on behalf of each NEO who participated in the 401(k) plan was $200. For calendar 2017, the Company will match 25% of the first 6% of compensation deferred under the plan. This match will be made in the spring of 2018. Our NEOs participate in our defined contribution plan on the same terms as our other employees.

PERQUISITES

In fiscal 2017, we did not provide our NEOs with any material perquisites.

PENSION PLANS AND RETIREMENT PLANS

We do not maintain defined benefit pension plans or supplemental executive retirement plans for our executive officers or any defined contribution plans which provide for the deferral of compensation on a basis that is not tax-qualified.

SENIOR EXECUTIVE CHANGE IN CONTROL SEVERANCE PLAN

The Company maintains a Senior Executive Change in Control Severance Plan in which each of our NEOs participate. The Senior Executive Change in Control Severance Plan provides that if a Change in Control occurs and we fail to extend the executive's employment or terminate the executive's employment without cause, or if the executive terminates his or her employment for good reason, the executive will receive an amount equal to two times the sum of the executive's base salary plus an amount equal to the target annual bonus in the fiscal year in which a Change in Control occurs or the immediately preceding fiscal year, whichever is higher, plus basic benefits as more fully described in the Senior Executive Change in Control Severance Plan. The benefits payable under the Senior Executive Change in Control Severance Plan in certain circumstances are disclosed below on pages 57-60.

The Compensation Committee determined that it was in our best interests to adopt the Change in Control plan to: (1) serve as a retention tool and incentivize the NEOs to continue focusing on our business in the event of a potential change in control transaction; (2) ensure the NEOs pursue business alternatives that maximize shareholder value without a concern for job security; and (3) ensure our compensation practices remained competitive.

COMPENSATION DECISION MAKING PROCESS

ROLE OF EXECUTIVE OFFICERS

Consistent with past practice, our CEO, with the assistance of the Executive Vice President – Human Resources ("EVP – HR"), makes initial recommendations to the Committee regarding our executive compensation program and the compensation of our NEOs, other than the CEO. The CEO and EVP – HR attend and participate in Committee meetings. The Committee believes this input is valuable because of the close working relationship the CEO and EVP – HR have with the other NEOs and their comprehensive knowledge of our business, operations and financial and strategic goals. The CEO does not make recommendations regarding his own compensation, nor is he present when his compensation is being deliberated or determined. The Committee has sole authority to determine all elements of executive compensation and makes all final determinations regarding the NEOs' compensation.

ROLE OF COMPENSATION CONSULTANT AND CONSULTANT INDEPENDENCE

The Compensation Committee engaged Pay Governance to serve as its independent compensation consultant for 2017.

Pay Governance's engagement focused on:

1 reviewing and evaluating our executive compensation program as a whole, each principle element and the mix of compensation;	2 analyzing and providing the Compensation Committee with competitive pay data with respect to other retail apparel companies;	3 advising the Compensation Committee on executive compensation trends and developments; and	4 assessing the risks of our compensation policies and practices that may have a material impact on the Company and advising on ways to mitigate any undue risks.

Pay Governance attends Committee meetings relating to our executive compensation program. Pay Governance also reviews management's recommendations regarding our compensation programs.

Pay Governance reports directly to the Committee and does not provide any material services to the Company beyond the services described above. The Committee received a written statement from Pay Governance detailing its independence criteria and, based on such statement and other factors, the Compensation Committee determined that Pay Governance was independent under the applicable SEC rules and NYSE Listing Standards and that engaging Pay Governance did not present any conflicts of interest.

DETERMINATION OF COMPENSATION FOR FISCAL 2017

In 2017, the Committee: (1) reviewed and approved all of the compensation elements for all executives serving on the management Executive Committee, including all NEOs; (2) reviewed and approved the executive compensation program; and (3) reviewed and approved the annual equity awards granted to all other eligible employees.

When setting NEO compensation, the Committee considers the aggregate compensation payable to the executive, the executive's current and prior compensation (including the vesting and value of previously granted equity awards) and the form and mix of the compensation awarded. The Committee seeks to achieve an appropriate balance between immediate cash rewards and incentives for the achievement of both annual and long-term financial and non-financial objectives. The Committee determines the number of shares of common stock granted to our NEOs through equity awards on a discretionary basis, rather than formulaically, by considering the executive's position, responsibilities, accomplishments, achievements and tenure with the Company. The Committee may modify the mix of base salary, annual awards and long-term awards as it deems appropriate based on a NEO's specific circumstances.

In connection with establishing the NEOs' compensation for fiscal 2017, the Committee reviewed: (1) the benchmark data for each of the NEOs; and (2) the recommendations of our CEO and EVP – HR with respect to the compensation of our other NEOs.

After completing this review, the Committee approved the base salaries, the bonus plan payouts and equity awards for each of the then NEOs.

BENCHMARKING COMPENSATION

Pay Governance annually provides the Compensation Committee with data with respect to other retail apparel companies that are similar in size to us based on revenues and market capitalization in order to benchmark compensation in the competitive market. In fiscal 2017, the compensation peer group included the following companies:

Abercrombie & Fitch Co.	Foot Locker, Inc.
American Eagle Outfitters, Inc.	Genesco Inc.
Ascena Retail Group, Inc.	Guess?, Inc.
Caleres, Inc.	The Children's Place Retail Stores, Inc.
Chico's FAS, Inc.	The Finish Line, Inc.
DSW Inc.	Urban Outfitters, Inc.*
Express, Inc.	

* Note that Urban Outfitters, Inc. was not used for benchmarking Chief Executive Officer compensation as their chief executive officer is a founder with a non-traditional compensation arrangement.

The Committee considered this data in addition to other information when determining what would be appropriate compensation for the NEOs. While the Committee did not target compensation to any specific percentile of the relevant market data, it did review the 25th, 50th and 75th percentiles. Target total direct compensation for the NEOs may vary in comparison to the market due to differences in experience, time-in-role and comparability to the benchmark.

Compensation Practices and Policies

The following table provides a summary of our compensation practices that encourage and support good governance and mitigate excessive risk-taking, and the problematic compensation practices that we avoid:

WHAT WE DO ⊘	
Pay for Performance	We align executive compensation with Company objectives on both a short-term and long-term basis. The majority of our target total direct compensation for our NEOs is comprised, over the long term, of variable compensation through our annual cash bonuses and equity awards. Actual total direct compensation varies based on the extent of achievement of, among other things, operational and financial performance goals and individual strategic performance criteria.
Establish Rigorous Incentive Targets	Our annual cash bonus includes threshold, target and maximum awards and requires achievement of a minimum threshold for any bonus to be earned. Our PUs have a threshold and maximum which also require achievement of a minimum threshold for any of the awards to be earned.
Use Multiple Performance Metrics	We balance top line and bottom line achievement by using multiple performance metrics. Our annual cash incentive plan uses both EBIT and revenue metrics and our PUs use an EPS metric to determine performance levels.
Stock Ownership Guidelines	Our stock ownership guidelines expect executives to own or have an interest in stock valued at a multiple of base salary, including 5 times current base salary for the CEO, 2.5 times current base salary for the Chief Operating Officer and the Chief Financial Officer and generally 1.5 times current base salary for other senior executives who serve on the Company's executive committee.
Discourage Undue Risk-Taking	Our compensation plans include provisions designed to discourage excessive risk-taking, including caps on the maximum level of payouts, clawback provisions, varied performance measurement periods, and multiple performance metrics. In addition, the Board and management perform a periodic risk assessment to identify potential risks created by our incentive plans. We do not believe any of our compensation programs create risks that are reasonably likely to have a material adverse impact on the Company.
Clawback Requirement	Clawback provisions for cash and equity incentive compensation are included in our long-term incentive plans, employment agreements and change in control severance plans.
Prohibit Hedging, Pledging, Short Sales, or Derivative Transactions	Company policies prohibit our directors and executives from hedging, pledging, short-selling or trading in derivatives involving our common stock.
Independent Compensation Consultant	The Compensation Committee retained Pay Governance to serve as its independent executive compensation consultants. During fiscal 2017, Pay Governance did not provide any material services to the Company other than services related to employee and director compensation.
Double Trigger	No single trigger cash severance upon a change in control. Equity awards granted on or after September 1, 2014 will not automatically vest in the event of a change in control unless also accompanied by a qualifying termination of employment.

WHAT WE DON'T DO ⊗	
No Tax Gross-Ups in Change in Control Severance Plans	We do not provide for tax gross-ups for excise taxes that may be imposed as a result of payments made in connection with a change in control.
No Current Payment of Dividend Equivalents on Unvested Long-Term Incentives	For all equity awards granted after April 3, 2013, dividend equivalents on unvested DSUs or PUs are only paid if the underlying award is ultimately earned.
No Repricing of Underwater Stock Options	Our long-term incentive plans do not permit us to reprice or exchange underwater options without shareholder approval.
No Material Executive Perquisites	We do not provide our NEOs with material perks such as personal use of a corporate aircraft, use of a company car, country club memberships, or financial planning allowances as are provided by some of our peers.
No Non-qualified Supplemental Retirement Program	We do not offer our NEOs any supplemental retirement benefits.

CLAWBACK PROVISIONS

EMPLOYMENT AGREEMENTS

The employment agreements with Mr. Ewert and Mr. Thorn provide that in the event it is determined that the executive, before or after the termination of his employment relationship with us, has committed certain acts which materially and adversely affect us, then some or all (A) benefits payable or to be provided, or previously paid or provided, to him under his employment agreement or (B) cash bonuses paid to him by us on or after the date of his employment agreement, or equity awards granted to him by us that vest, on or after the effective date of his employment agreement, will be forfeited or repaid to us. For additional discussion regarding these clawback provisions, including those acts which could trigger such forfeiture, see the discussion regarding their respective employment agreements under "– Potential Payments Upon Termination or Change in Control – Employment Agreements" on pages 60-62.

SENIOR EXECUTIVE CHANGE IN CONTROL SEVERANCE PLAN

The Senior Executive Change in Control Severance Plan also contains clawback provisions which provide that in the event that it is determined that an executive, before or after the termination of his or her employment relationship with us, has committed certain acts which materially and adversely affect the Company, then some or all of such executive's awards (including cash bonuses paid to such executive by us or equity awards that vest after the effective date of the Senior Executive Change in Control Severance Plan) will be forfeited or repaid to us. For additional discussion regarding these clawback provisions, including those acts which could trigger such forfeiture, see the discussion under "– Potential Payments Upon Termination or Change in Control – Senior Executive Change in Control Severance Plan" on pages 57-60.

IMPACT OF ACCOUNTING AND TAX TREATMENT

In recognizing share-based compensation, we follow the provisions of the authoritative guidance regarding share-based awards. This guidance establishes fair value as the measurement objective in accounting for stock awards and requires the application of a fair value based measurement method in accounting for compensation cost, which is recognized over the requisite service period. We use the Black-Scholes option pricing model to estimate the fair value of stock options on the date of grant. The fair value of restricted stock awards and DSUs is determined based on the number of shares granted and the quoted price of our common stock on the date of grant. The fair value of awards that contain a market condition is measured using a Monte Carlo simulation method. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period. For grants with a service condition only that are subject to pro-rata vesting, we recognize expense on a straight-line basis over the requisite service period for the entire award.

Section 162(m) of the Internal Revenue Code generally limits a company from deducting compensation paid to certain "covered employees" in excess of $1 million in any fiscal year. The Compensation Committee believes that it is generally in the Company's best interests to satisfy the requirements for deductibility under Section 162(m). However, notwithstanding this general policy, the Committee also believes that there may be circumstances in which the Company's interests are best served by maintaining flexibility in the way compensation is provided, whether or not compensation is fully deductible under Section 162(m).

For fiscal years beginning after January 2018, the performance-based compensation and commission exceptions to Section 162(m) have been adjusted as a result of 2017 tax reform. This means that certain compensation that previously qualified as performance based pay might no longer be deductible beginning with fiscal 2018.

Section 409A of the Internal Revenue Code provides that deferrals of compensation under a nonqualified deferred compensation plan for all taxable years are currently includible in gross income to the extent not subject to a substantial risk of forfeiture and not previously included in gross income, unless certain requirements or exemptions are met. We structure any deferred compensation arrangements to comply with Section 409A of the Internal Revenue Code.

Summary Compensation Table

The following table sets forth certain information regarding compensation paid during the last three fiscal years to our Chief Executive Officer, Chief Financial Officer, and the next three most highly compensated executive officers (collectively, the "Named Executive Officers" or "NEOs"):

Name and Principal Position[1]	Year	Salary ($)[2]	Bonus ($)	Stock Awards ($)[3]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Douglas S. Ewert	2017	1,250,000	—	3,999,981	—	1,337,500	—	22,654[5][6]	6,610,135
Chief Executive Officer	2016	1,250,000	—	2,799,973	1,199,997	1,089,370	—	30,750[5][6]	6,370,090
	2015	1,250,000	—	—	—	—	—	46,022[5][6][7]	1,296,022
Jack P. Calandra	2017	500,000	170,000[8]	559,991	239,922	468,312	—	4,050[6]	1,942,275
Executive Vice President, Chief Financial Officer and Treasurer	2016	36,538	170,000[8]	—	—	—	—	—	206,538
Bruce K. Thorn	2017	750,000	—	1,199,991	399,870	646,218	—	10,981[5][6]	3,007,060
President and Chief Operating Officer	2016	750,000	—	2,294,984	404,999	658,967	—	1,216[5][6]	4,110,166
	2015	387,500	443,750[9]	839,983	359,992	—	—	33,370[6][10]	2,064,595
A. Alexander Rhodes	2017	450,000	—	279,990	119,959	336,034	—	6,246[5][6]	1,192,229
Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary	2016	450,000	—	679,954	119,997	325,113	—	544[6]	1,575,608
	2015	306,923	150,000[8]	279,982	120,006	—	—	8,600[11]	865,511
Benjamin C. Baum	2017	500,000	—	279,990	119,959	389,621	—	1,614[5]	1,291,184
Executive Vice President – Customer Experience and Chief Digital Officer	2016	450,947	—	609,955	89,999	274,448	—	374[5]	1,425,723
	2015	292,611	181,250[12]	209,987	90,002	—	—	—	773,850

[1] Mr. Calandra was not a NEO prior to fiscal 2016 as he joined the Company on January 3, 2017.

[2] Mr. Calandra's 2016 salary represents amount paid to him from the date he commenced his employment with the Company on January 3, 2017. Mr. Thorn, Mr. Rhodes and Mr. Baum's 2015 salaries represent the amount paid to them from the date they commenced their employment with the Company: June 29, 2015, April 13, 2015 and May 26, 2015, respectively.

[3] Represents aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718. The value of PUs has been determined assuming the achievement of the performance conditions on the date of grant and represents the target amount that can be earned under the units, which also represents the maximum under the units granted in December 2016. For PUs granted in 2015, the aggregate grant date fair value assuming achievement of the maximum performance level would be: Mr. Thorn, $1,080,019; Mr. Rhodes, $359,959; and Mr. Baum, $269,932. For PUs granted in April 2016, the aggregate grant date fair value assuming achievement of the maximum performance level would be: Mr. Ewert $3,999,976; Mr. Thorn $1,079,998; Mr. Rhodes $319,980; and Mr. Baum $239,976. For PUs granted in May 2017, the aggregate grant date fair value assuming achievement of the maximum performance level would be: Mr. Ewert $5,599,980; Mr. Calandra $640,000; Mr. Thorn $1,599,988; Mr. Rhodes $319,988; and Mr. Baum $319,988. These values exclude the accounting effect of any estimate of future service based forfeitures and may not correspond to the amounts that will actually be realized by the NEO. For additional information, including a discussion of the assumptions used to calculate these values, see Note 13 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended February 3, 2018. For additional information regarding these equity awards, see "Compensation Discussion and Analysis – Elements of 2017 Compensation – Long-Term Incentive Plan", "-Grants of Plan-Based Awards Table" and "-Outstanding Equity Awards at Fiscal Year End Table".

[4] Represents bonuses paid pursuant to our annual cash incentive plan. For additional information, see "Compensation Discussion and Analysis – Elements of 2017 Compensation – Annual Cash Incentive Plan".

[5] Includes dividend equivalent payments on vested DSUs paid to the NEO during the indicated fiscal year.

[6] Includes Company matching contribution to the 401(k) Savings Plan account of the NEO. For fiscal 2015 and fiscal 2016, the Company contributed $200 in match funding per participating executive. For fiscal 2017, the company match increased to a maximum of $4,050 per participating executive. Under the amended 401(k) Savings Plan, the Company matches 25% of the employee contributions up to 6%.

[7] Includes a one-time payout of $24,038 related to accrued sabbatical time.

[8] Represents a signing bonus paid to Mr. Calandra (one half payment in January 2017 and the remaining half in July 2017) and Mr. Rhodes in fiscal 2015.

(9) Includes a $200,000 signing bonus as well as the $243,750 portion of Mr. Thorn's bonus paid as a result of the one-time contractual cash inducement payment for 2015 pursuant to the terms of his employment agreement. For additional information, see "– Employment Agreements – Bruce K. Thorn" below.

(10) Includes commuting, housing and other living expenses of $33,170 paid by the Company on behalf of Mr. Thorn.

(11) Includes temporary housing costs paid by the Company in connection with Mr. Rhodes relocation.

(12) Includes a $75,000 signing bonus as well as the $106,250 portion of Mr. Baum's bonus paid as a result of the one-time contractual cash inducement payment for 2015.

Grants of Plan-Based Awards Table

The following table sets forth certain information regarding grants of plan-based awards to our NEOs during the fiscal year ended February 3, 2018:

Name	Grant Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(4)	All Other Option Awards: Number of Securities Underlying Options (#)(5)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(6)
		Threshold ($)(2)	Target ($)(2)	Maximum ($)(2)	Threshold (#)(3)	Target (#)(3)	Maximum (#)(3)				
Douglas S. Ewert	5/17/17	625,000	1,250,000	2,500,000	123,239	246,478	492,956	105,633	—	—	3,999,981
Jack P. Calandra	5/17/17	187,500	375,000	750,000	14,084	28,169	56,338	21,126	63,081	11.36	799,913
Bruce K. Thorn	5/17/17	281,250	562,500	1,125,000	35,211	70,422	140,844	35,211	105,135	11.36	1,599,861
A. Alexander Rhodes	5/17/17	146,250	292,500	585,000	7,042	14,084	28,168	10,563	31,540	11.36	399,949
Benjamin C. Baum	5/17/17	162,500	325,000	650,000	7,042	14,084	28,168	10,563	31,540	11.36	399,949

(1) Represents the date when the Compensation Committee approved the targets for the NEOs' annual cash incentive bonus program or the equity grant was issued to such NEO.

(2) Relates to our annual cash bonus program in which executive officers participate annually; 60% of the bonus criteria is based on the Company achieving certain adjusted EBIT targets (the "EBIT Performance Target Bonus"), 20% based on the Company achieving certain revenue targets (the "Revenue Performance Target Bonus") and the remaining 20% of the bonus criteria is based on the recipient achieving personal non-financial performance objectives ("Personal Performance Bonus"); provided, that for recipients to receive any bonus payout, a cash provided by operating activities threshold must be met ("Threshold Performance Requirement"). For 2017, the Compensation Committee approved an $216.0 million Threshold Performance Requirement, financial performance factors for (A) the EBIT Performance Target Bonus determined based on performance against EBIT goals as follows: (1) less than $216.0 million, 0%, (2) $216.0 million, 50%, (3) $237.7 million, 100%, and (4) $249.5 million, 200%, and (B) the Revenue Performance Target Bonus determined based on performance against revenue goals as follows: (1) less than $2,827.0 million, 0%, (2) $2,827.0 million, 50%, (3) $3,083.2 million, 100%, and (4) $3,236.2 million, 200%. The qualitative assessment of each NEO's individual strategic performance is made by the Compensation Committee and is based on personal performance objectives set for each person participating in the program. The Compensation Committee may at its sole discretion determine the appropriate percentage to be paid out with respect to the Personal Performance Bonus, ranging from 0% to 200%, depending on whether the performance goals are determined not to have been met, partially met, met or exceeded. For purposes of this table, the columns assume that the Threshold Performance Requirement is met and payouts are as follows: (A) Threshold: EBIT Performance Target Bonus, Revenue Performance Target Bonus and Personal Performance Bonus, each 50%; (B) Target: EBIT Performance Target Bonus, Revenue Performance Target Bonus and Personal Performance Bonus, each 100%; and (C) Maximum: EBIT Performance Target Bonus, Revenue Performance Target Bonus and Personal Performance Bonus, each 200%. For additional information, see "Compensation Discussion and Analysis – Elements of 2017 Compensation – Annual Cash Incentive Plan". For the actual amounts paid to the NEOs pursuant to these grants under the 2017 bonus program, see the column titled "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

(3) Represents PUs granted under our 2016 LTIP. Each PU grant represents the right to receive up to two shares of our common stock for each performance unit indicated above and fully vest on May 17, 2020, subject to meeting the adjusted EPS performance target for fiscal 2020. Assuming the performance target is achieved, the number of PUs earned will be adjusted based on a multiplier, ranging from 50% to 200%, related to the Company's adjusted EPS for fiscal 2019. Each PU award includes the right to receive dividend equivalents, which will be credited to a PU when dividends are paid to our shareholders, but will not be paid out unless and until the underlying performance unit award is earned. If a grant is cancelled, the recipient will not receive any dividend equivalents with respect to such PU award. For further information, see "Compensation Discussion and Analysis – Elements of 2017 Compensation – Long-Term Incentive Plan."

[4] Represents time-based DSUs granted under our 2016 LTIP. Each DSU grant vests at a rate of 33-$\frac{1}{3}$% per year on each of May 17, 2018, 2019 and 2020. Each DSU award includes the right to receive dividend equivalents, which will be credited to a DSU when dividends are paid to our shareholders, but will not be paid out unless and until the underlying DSU award vests. If a grant is cancelled, the recipient will not receive any dividend equivalents with respect to such DSU award.

[5] Represents stock options granted under our 2016 LTIP. Each stock option grant vests at a rate of 33-$\frac{1}{3}$% per year on each of May 17, 2018, 2019 and 2020 and must be exercised within ten years of the date of grant. The stock options have an exercise price equal to the closing price of our common stock on the NYSE on the date of grant.

[6] Represents aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718. The value of PUs has been determined assuming the achievement of the performance conditions on the date of grant at target in the case of PU awards. These values exclude the accounting effect of any estimate of future service-based forfeitures and may not correspond to the amounts that will actually be realized by the NEOs. For additional information, including a discussion of the assumptions used to calculate these values, see Note 13 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended February 3, 2018.

Outstanding Equity Awards at Fiscal Year-End Table

The following table summarizes certain information regarding equity awards outstanding and held by each of the NEOs as of the end of the fiscal year ended February 3, 2018:

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Douglas S. Ewert	55,005	—	—	22.72	3/28/2018	—	—	—	—
	42,867	—	—	27.94	4/6/2021	—	—	—	—
	29,053	—	—	40.13	3/27/2022	—	—	—	—
	51,885	—	—	47.26	4/17/2024	—	—	—	—
	46,435	23,217[2]	—	50.80	9/12/2024	—	—	—	—
	77,205	154,410[3]	—	17.43	4/4/2026	—	—	—	—
	—	—	—	—	—	5,249[6]	120,937	—	—
	—	—	—	—	—	30,598[8]	704,978	—	—
	—	—	—	—	—	105,633[9]	2,433,784	—	—
	—	—	—	—	—	—	—	9,843[10]	226,783
	—	—	—	—	—	—	—	150,314[11]	3,463,235
	—	—	—	—	—	—	—	246,478[13]	5,678,853
Jack P. Calandra	—	63,081[4]	—	11.36	5/17/2027	—	—	—	—
	—	—	—	—	—	21,126[9]	486,743	—	—
	—	—	—	—	—	—	—	28,169[13]	649,014
Bruce K. Thorn	11,930	5,965[5]	—	63.78	6/29/2025	—	—	—	—
	26,056	52,114[3]	—	17.43	4/4/2026	—	—	—	—
	—	105,135[4]	—	11.36	5/17/2027	—	—	—	—
	—	—	—	—	—	1,882[7]	43,361	—	—
	—	—	—	—	—	15,490[8]	356,890	—	—
	—	—	—	—	—	35,211[9]	811,261	—	—
	—	—	—	—	—	—	—	1,588[10]	36,588
	—	—	—	—	—	—	—	40,585[11]	935,078
	—	—	—	—	—	—	—	49,926[12]	1,150,295
	—	—	—	—	—	—	—	70,422[13]	1,622,523
A. Alexander Rhodes	4,609	2,305[5]	—	52.91	4/13/2025	—	—	—	—
	7,720	15,441[3]	—	17.43	4/4/2026	—	—	—	—
	—	31,540[4]	—	11.36	5/17/2027	—	—	—	—
	—	—	—	—	—	756[7]	17,418	—	—
	—	—	—	—	—	4,590[8]	105,754	—	—
	—	—	—	—	—	10,563[9]	243,372	—	—
	—	—	—	—	—	—	—	728[10]	16,773
	—	—	—	—	—	—	—	12,025[11]	277,056
	—	—	—	—	—	—	—	14,792[12]	340,808
	—	—	—	—	—	—	—	14,084[13]	324,495

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Benjamin C. Baum	3,210	1,605[5]	—	57.74	5/26/2025	—	—	—	—
	5,790	11,581[3]	—	17.43	4/4/2026	—	—	—	—
	—	31,540[4]	—	11.36	5/17/2027	—	—	—	—
	—	—	—	—	—	520[7]	11,981	—	—
	—	—	—	—	—	3,442[8]	79,304	—	—
	—	—	—	—	—	10,563[9]	243,372	—	—
	—	—	—	—	—	—	—	458[10]	10,552
	—	—	—	—	—	—	—	9,018[11]	207,775
	—	—	—	—	—	—	—	14,792[12]	340,808
	—	—	—	—	—	—	—	14,084[13]	324,495

[1] Based on the closing price of $23.04 per share for our Common Stock on the NYSE on February 2, 2018, which was the last trading day of our fiscal year and, in the case of performance units included under the Equity Incentive Plan Awards columns, assumes achievement of the performance conditions at the threshold level for each such award, if applicable.

[2] Relates to an option award granted in September 2014, the remainder of which vested on April 13, 2018.

[3] Relates to an option award granted in April 2016 which vests ratably on each of April 4, 2018 and 2019.

[4] Relates to an option award granted in May 2017 which vests at a rate of 33-$\frac{1}{3}$% per year on each of May 17, 2018, 2019 and 2020.

[5] Relates to an option award granted in 2015, the remainder of which vested on April 13, 2018.

[6] Relates to DSUs granted in September 2014, the remainder of which vested on April 13, 2018.

[7] Relates to DSUs granted in 2015, the remainder of which vested on April 13, 2018.

[8] Relates to DSUs granted in April 2016 which vests ratably on each of April 4, 2018 and 2019.

[9] Relates to DSUs granted in May 2017 which vests at a rate of 33-$\frac{1}{3}$% per year on each of May 17, 2018, 2019 and 2020.

[10] Relates to performance units, representing the right to receive up to 2.25 shares of Common Stock for each performance unit granted. The performance target is based on (1) the Company's adjusted EPS for fiscal 2017 and (2) the Company's relative TSR compared to the TSR of other select companies for the period beginning on September 12, 2014 and ending on February 3, 2018. These awards were cancelled on the scheduled vest date of April 13, 2018 for failure to meet the performance target. For further information, see "Compensation Discussion and Analysis – Elements of 2017 Compensation – Long-Term Incentive Plan – Performance Units".

[11] Relates to performance units granted in April 2016, representing the right to receive up to two shares of common stock for each performance unit indicated above. These performance units vest 50% on each of April 4, 2018 and 2019, subject to meeting the adjusted EPS performance target for fiscal 2017. The Company has determined that these performance units will be adjusted by a multiplier of 131% based on the Company's adjusted EPS delivered for fiscal 2017, and they are reflected in the above table as such. For further information, see "Compensation Discussion and Analysis – Elements of 2017 Compensation – Long-Term Incentive Plan – Performance Units".

[12] Relates to performance units granted in December 2016 which vest 50% on each of December 12, 2018 and 2019. These performance units will vest in full having met the Net Cash Provided by Operating Activities threshold for fiscal year 2017. For further information, see "Compensation Discussion and Analysis – Elements of 2017 Compensation – Long-Term Incentive Plan – Performance Units".

[13] Relates to performance units granted in May 2017, representing the right to receive up to two shares of common stock for each performance unit granted. These performance units vest 100% on May 17, 2020, subject to meeting the adjusted EPS performance target for fiscal 2019. Assuming the performance target is achieved, the number of performance units earned will be adjusted based on a multiplier, ranging from 50% to 200%, related to the Company's adjusted EPS for fiscal 2019. For further information, see "Compensation Discussion and Analysis – Elements of 2017 Compensation – Long-Term Incentive Plan – Performance Units".

Option Exercises and Stock Vested Table

The following table sets forth the amount realized (before any tax withholding) by each of the NEOs regarding the exercise of options and the vesting of PUs and DSUs during the fiscal year ended February 3, 2018:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Douglas S. Ewert	—	—	25,839	343,386
Jack P. Calandra	—	—	—	—
Bruce K. Thorn	—	—	9,626	131,688
A. Alexander Rhodes	—	—	3,050	41,431
Benjamin C. Baum	—	—	2,241	30,507

[1] Value realized upon vesting is based upon closing price of our common stock on the vesting date.

Pension Benefits

We currently have no defined benefit pension plans in which our executive officers participate.

Nonqualified Deferred Compensation

We currently have no non-qualified defined contribution plans which provide for the deferral of compensation on a basis that is not tax qualified.

CEO Pay Ratio

Under rules adopted pursuant to the Dodd–Frank Wall Street Reform and Consumer Protection Act of 2010, we are required to calculate and disclose the total compensation paid to our median paid employee, as well as the ratio of the total compensation paid to the median employee as compared to the total compensation paid to our CEO. The following describes our methodology for identifying and calculating the total compensation paid to our median employee and the resulting CEO Pay ratio.

MEASUREMENT DATE

We identified the median employee using our employee population on February 3, 2018.

CONSISTENTLY APPLIED COMPENSATION MEASURE (CACM)

The applicable rules require us to identify the median employee by use of a "consistently applied compensation measure," or CACM. We chose a CACM that closely approximates the annual total direct compensation of our employees. Specifically, we identified the median employee by looking at annual base pay, earned bonus, earned commission, other cash payments (e.g., wellness program incentives, employee incentive contests, disqualifying dispositions in our employee stock purchase plan, etc.) and the grant date fair value for annual equity awards. We converted earnings paid in local currency to U.S. dollars by applying the exchange rate applicable on February 3, 2018. As permitted by applicable SEC regulations, we did not annualize the compensation paid to partial-year employees or employees who were on an unpaid leave of absence and we did not utilize any cost-of-living adjustment.

DE MINIMIS EXCEPTION

Tailored Brands is a global company that employs approximately 21,000 people with employees in 6 countries. In identifying the median employee, we excluded workers in 4 countries totaling 740 workers (approximately 3.5% of our workforce).

We excluded the following number of workers from the following countries in the identification of the median employee:

Countries Excluded	Workers Excluded
Bangladesh	28
Hong Kong	3
The Netherlands	14
United Kingdom	695
Total	740

PAY RATIO

After applying our CACM methodology and excluding the employees listed above, we concluded that our median employee compensation for fiscal 2017 was $25,938. Our CEO's compensation for fiscal 2017, as reported in the Summary Compensation Table in this Proxy, was $6,610,135. Therefore, our CEO to median employee pay ratio is 255:1.

This information is being provided for compliance purposes only. Neither the Compensation Committee nor management of the Company used the pay ratio measure in making compensation decisions. Also, as a result of our methodology used to determine the pay ratio, our pay ratio may not be comparable to the pay ratios of other companies because other companies may rely on different methodologies, estimates or assumptions, or may make adjustments that we do not make.

Employment Agreements

We have entered into employment agreements with Mr. Ewert and Mr. Thorn. The basic terms of those agreements are summarized below. For information regarding payments to be received by Mr. Ewert and Mr. Thorn in the event of potential termination of their employment, see "– Potential Payments Upon Termination or Change in Control – Employment Agreements" on pages 60-62 of this proxy statement.

DOUGLAS S. EWERT

The Company entered into an Amended and Restated Employment Agreement with Mr. Ewert on April 22, 2015. The initial term of Mr. Ewert's amended employment agreement is for a period of three years and automatically extends for successive twelve-month periods unless either we or Mr. Ewert gives written notice of an election not to extend the employment agreement not less than 90 days prior to the end of any extended employment period. Under Mr. Ewert's amended employment agreement, we agreed, among other things, to:

- pay Mr. Ewert an annual base salary of at least $1,250,000;
- provide Mr. Ewert an opportunity to earn an annual cash bonus based on the achievement of performance objectives, with a target equal to or greater than Mr. Ewert's base salary;
- provide life, accident, disability and health insurance coverage, and certain other benefits;
- award Mr. Ewert with grants of restricted stock, DSUs, PUs or stock options, or some combination thereof, annually; and
- permit Mr. Ewert to serve on the board of directors of up to one other public company, with the prior consent of the Company's Board, provided such service does not violate the restrictive covenants contained in his employment agreement or interfere in any material respect with his duties and responsibilities as CEO of the Company.

BRUCE K. THORN

We entered into an employment agreement with Mr. Thorn, effective as of June 29, 2015. The initial term of Mr. Thorn's employment agreement is for a period of one year and automatically extends for successive twelve-month periods unless either we or Mr. Thorn gives written notice of an election not to extend the employment agreement not less than 90 days prior to the end of any extended employment period. Under Mr. Thorn's employment agreement, we agreed, among other things, to:

- pay Mr. Thorn an annual base salary of $650,000, which was increased by action of the Compensation Committee in February 2016 to $750,000 per annum;
- provide Mr. Thorn an opportunity to earn an annual cash bonus based on the achievement of performance objectives, with a target equal to or greater than 75% of his annual salary; and
- provide life, accident, disability and health insurance coverage, and certain other benefits.

In addition, under the terms of his employment agreement, during fiscal 2015 Mr. Thorn received:

- a one-time signing bonus in the amount of $200,000;
- a one-time contractual minimum cash inducement payment of $243,750;
- DSUs having a fair market value equal to $360,000 on the date of grant, to vest in equal, pro rata installments over a period of three years, (b) stock options having a fair market equal to $360,000 on the date of grant, to vest in equal, pro rata installments over a period of three years and (c) performance units having a fair market value equal to $480,000 on the date of grant, to vest on or about April 13, 2018 if certain performance criteria are met; and
- reasonable relocation costs and costs for temporary housing for the first six months of his employment.

RESTRICTIVE COVENANTS AND FORFEITURE PROVISIONS

In addition, Mr. Ewert and Mr. Thorn have each agreed not to compete with us during the term of his employment agreement and for any period in which he is receiving payments from us under his employment agreement (other than the continuation of medical benefits).

The employment agreements also provide that if Mr. Ewert or Mr. Thorn, respectively, before or after the termination of his employment relationship with us, commit certain acts which materially and adversely affect us, then some or all of the (A) benefits payable or to be provided, or previously paid or provided, to him under his employment agreement, (B) cash bonuses paid to him by us on or after the date of his employment agreement, or (C) equity awards granted to him by us that vest, on or after the date of his employment agreement, will be forfeited to us. The acts which could trigger such a forfeiture generally include:

- fraud, embezzlement, theft, felony or an act of dishonesty;
- knowingly causing or assisting in causing us or one of our subsidiaries to engage in criminal misconduct;
- knowing that we were publicly releasing financial statements of the Company that were materially misstated and misleading;
- intentionally, or as a result of his gross negligence, disclosing trade secrets of the Company or an affiliate; or
- intentionally, or as a result of his gross negligence, violating the terms of any non-competition, non-disclosure or similar agreement with respect to us or any of our affiliates, to which he is a party.

Potential Payments Upon Termination or Change in Control

SENIOR EXECUTIVE CHANGE IN CONTROL SEVERANCE PLAN

GENERAL

The Company maintains a Senior Executive Change in Control Severance Plan in which each of our NEOs participate. The Senior Executive Change in Control Severance Plan does not limit or otherwise affect any rights an executive may have under any other contract or agreement with the Company or any of our affiliates.

Pursuant to the plan, a "Change in Control" generally occurs when:

- our directors cease to constitute a majority of the members of the Board;
- a merger, consolidation or similar transaction of the Company with another entity is consummated;
- a merger of a significant wholly-owned subsidiary with another entity (other than an affiliated entity);
- any person, other than a specified owner (as defined in the agreement), becomes a beneficial owner, directly or indirectly, of 30% or more of the combined voting power of our then outstanding voting securities;
- a sale, transfer, lease or other disposition of all or substantially all of the assets of the Company is consummated; or
- our shareholders approve a plan of complete liquidation or dissolution of the Company.

CHANGE IN CONTROL BENEFITS

If a Change in Control occurs and an executive's employment by the Company is terminated, the executive shall be entitled to the following benefits:

- If the executive's employment by the Company is:
  - terminated by the Company as a result of the occurrence of an Event of Termination for Cause (as defined below) or by the executive before the occurrence of an Event of Termination for Good Reason (as defined below),
  - automatically terminated as a result of the executive's death, or
  - automatically terminated as a result of the executive's disability (as defined in the Senior Executive Change in Control Severance Plan),

  then we shall pay to the executive, or the executive's estate or beneficiaries, as applicable, those amounts earned or benefits accumulated due to the executive's continued service through his termination date.

- If the executive's employment by the Company is terminated by us other than as a result of the occurrence of an Event of Termination for Cause or by the executive after the occurrence of an Event of Termination for Good Reason, then we shall pay to the executive those amounts earned or benefits accumulated due to the executive's continued service through his termination date as well as:
  - a lump sum equal to two times the sum of (1) the amount of the base salary for the fiscal year in which the executive's termination date occurs or for the immediately preceding fiscal year, whichever is higher and (2) an amount equal to the executive's target annual performance bonus for the fiscal year in which the executive's termination date occurs or the immediately preceding fiscal year, whichever is higher, and
  - a lump sum equal to 24 months of total monthly basic life insurance premium (both the portion paid by us and the portion paid by the executive) applicable to the executive's basic life insurance coverage on his termination date (provided that if a conversion option is applicable under our group life insurance program, the executive may, at his option, convert his basic life insurance coverage to an individual policy after his termination date by completing the forms required by us).

  In addition, we at our sole expense shall take the following actions: (1) for two years, or the date on which the executive becomes employed on a full-time basis by another person (the "Coverage Period"), we shall maintain, and not materially reduce the benefits provided by, our group health plan; and (2) we shall arrange for the executive's uninterrupted participation throughout the Coverage Period in our group health plan; provided that if the executive's participation after the termination date in such group health plan is not permitted by the terms of that plan, then throughout the Coverage Period, we shall provide the executive with substantially the same benefits.

Assuming that a Change in Control occurred during fiscal 2017 and each of the executives were terminated under the above-described circumstances effective as of February 3, 2018, the NEOs would have been entitled to receive the following:

Name	2x Base & Bonus ($)	Insurance Premiums ($)	Health Coverage ($)	Total ($)[1]
Douglas S. Ewert	5,000,000	2,550	47,029	5,049,579
Jack P. Calandra	1,750,000	2,550	26,426	1,778,976
Bruce K. Thorn	2,625,000	2,550	28,241	2,655,791
A. Alexander Rhodes	1,485,000	2,448	25,877	1,513,325
Benjamin C. Baum	1,650,000	2,550	42,803	1,695,353

[1] Does not include dividend equivalent or other amounts earned or benefits accumulated due to continued service through February 3, 2018.

Pursuant to the terms of the Senior Executive Change in Control Severance Plan, an "Event of Termination for Cause" shall be deemed to have occurred if, after a Change in Control, the executive shall have committed:

- gross negligence or willful misconduct in connection with his duties or in the course of his employment with the Company or any wholly-owned subsidiary;
- an act of fraud, embezzlement or theft in connection with his duties or in the course of his employment with the Company or any wholly-owned subsidiary;
- intentional wrongful damage to property (other than of a de minimis nature) of the Company or any wholly-owned subsidiary;
- intentional wrongful disclosure of secret processes or confidential information of the Company or any wholly-owned subsidiary which the executive believes or reasonably should believe will have a material adverse effect on the Company; or
- an act leading to a conviction of a felony, or a misdemeanor involving moral turpitude.

Further, an "Event of Termination for Good Reason" shall generally occur if any of the following occur on or after a Change in Control:

- a material reduction in status, title, position or responsibilities;
- a reduction in annual base salary as in effect immediately before the occurrence of the Change in Control or as annual base salary may be increased from time to time after that occurrence;
- a reduction in target and/or maximum bonus potential;
- a mandatory relocation of employment with the Company;
- any material changes to the Company's basic benefit plans, paid vacation days or any other non-contractual benefits that were provided by the Company immediately before the occurrence of the Change in Control; or
- in the case of Mr. Ewert or Mr. Thorn, any failure to honor any provision of his employment agreement.

In addition, pursuant to the terms of the Senior Executive Change in Control Severance Plan:

- stock options and restricted stock granted to a NEO prior to September 1, 2014 become fully exercisable or vest immediately upon the occurrence of a Change in Control;
- stock options and restricted stock granted to a NEO on or after September 1, 2014, any DSUs granted to the NEOs and the PUs granted to certain of the NEOs on December 12, 2016 become fully exercisable or vest if a Change in Control occurs and the NEO is terminated without cause or for good reason; and
- remaining PUs will vest as set out in the award agreements related to each such PU, which provide for vesting under various scenarios depending on the timing of the Change in Control relative to the end of the applicable performance period.

If a Change in Control occurred on February 3, 2018 and each of the executives were terminated without cause or for good reason, the following awards would have vested for each of the NEOs which, based on the closing sales price of $23.04 for our common stock on February 2, 2018 (the last trading day of the fiscal year ended February 3, 2018), would have resulted in the indicated realized value to the NEOs:

	Option Awards		Restricted Stock, DSU and Performance Unit Awards		
Name	Number of Shares (#)	Value Realized ($)	Number of Shares or Units (#)	Value Realized ($)	Total Value Realized ($)[1]
Douglas S. Ewert	177,627	866,240	542,072	12,489,339	13,355,579
Jack P. Calandra	63,081	736,786	49,295	1,135,757	1,872,543
Bruce K. Thorn	163,214	1,520,336	210,263	4,844,460	6,364,796
A. Alexander Rhodes	49,286	455,011	56,877	1,310,446	1,765,457
Benjamin C. Baum	44,726	433,357	52,118	1,200,799	1,634,156

[1] Does not include dividend equivalents or other amounts earned or benefits accumulated due to continued service through February 3, 2018.

CLAWBACK PROVISIONS

Finally, the Senior Executive Change in Control Severance Plan provides that if an executive, before or after the termination of his employment relationship with us, has committed certain acts which materially and adversely affect the Company, then some or all (A) benefits payable or to be provided, or previously paid or provided, to the executive under the Senior Executive Change in Control Severance Plan or (B) cash bonuses paid to the executive by the Company, or equity awards granted to the executive by the Company that vest, on or after the effective date of the Senior Executive Change in Control Severance Plan will be forfeited to us on such terms as determined by the Board. Those acts which could trigger such a forfeiture include:

- fraud, embezzlement, theft, felony, or similar acts of dishonesty in the course of the executive's employment with us which damaged the Company,
- knowingly causing or assisting in causing our financial statements to be misstated or the Company to engage in criminal misconduct,
- disclosing our trade secrets, or
- violating the terms of any non-competition, non-disclosure, or similar agreement with respect to us to which the executive is a party.

EMPLOYMENT AGREEMENTS

We may terminate the employment agreements with Mr. Ewert and Mr. Thorn with or without cause and Mr. Ewert and Mr. Thorn may each terminate his respective agreement with good reason. The respective employment agreement will also be terminated as a result of Mr. Ewert or Mr. Thorn's death or permanent disability.

As a condition to the receipt of any amounts or benefits after termination of employment for whatever reason, Mr. Ewert or Mr. Thorn or his respective personal representative, shall be required to execute a written release agreement in a form satisfactory to the Company containing, among other things, a general release of claims against us and our affiliates except for rights and claims under the employment agreement and pursuant to the terms of any benefit plans, equity grants or other similar plans or agreements, or pursuant to the Senior Executive Change in Control Severance Plan.

UPON DEATH OR DISABILITY

If Mr. Ewert's or Mr. Thorn's employment is terminated as a result of his respective death or permanent disability, then, in addition to any other benefits which may be owing in accordance with our plans and policies, we will be required to pay to Mr. Ewert or Mr. Thorn or his respective estate a lump sum payment in cash equal to the number of days in our fiscal year up to and including the date of disability or death divided by the total number of days in our fiscal year multiplied by the bonus earned for our fiscal year ending contemporaneously with or immediately following the date of his disability or death.

In addition, all options, restricted stock and DSUs of the Company held by Mr. Ewert and Mr. Thorn immediately prior to his termination date that would have vested if his employment continued for two years and one year, respectively, after the termination date shall vest. In addition, on the date on which any performance units held by Mr. Ewert or Mr. Thorn immediately prior to the date of termination would have vested, all restrictions shall be removed on a number of shares of our common stock equal to the number of shares calculated in accordance with the vesting provisions of any such performance unit award agreement.

WITHOUT CAUSE OR FOR GOOD REASON

Under the employment agreements, "cause" is generally limited to:

- conviction of or a plea of nolo contendere to the charge of a felony (which, through the lapse of time or otherwise, is not subject to appeal);
- willful refusal without proper legal cause to perform, or gross negligence in performing, his duties and responsibilities;
- material breach of fiduciary duty to us through the misappropriation of Company funds or property or through fraud;
- material breach or default of his obligations or agreements under his employment agreement or any other agreement with us containing restrictive covenants or willful failure to follow in any material respect the lawful directions or policies of the Board; or
- unauthorized absence from work (other than for sick leave or personal disability) for a period of 60 working days or more during a period of 90 working days.

Under the employment agreements, "good reason" generally means, subject to notification and opportunity for us to cure the alleged conduct:

- a material reduction in status, title, position or responsibilities;
- a reduction in annual base salary below the then current level;
- any material breach by us of the employment agreement;
- any purported termination of employment for cause which does not comply with the terms of the employment agreement; or
- a mandatory relocation of employment.

In the case of Mr. Ewert, "good reason" also includes the failure to receive an annual equity grant and the Board's failure to nominate Mr. Ewert for election to the Board at such times as his membership on the Board comes up for re-election, unless the Board determines in good faith, based on guidance from Institutional Shareholder Services (or a similar nationally recognized organization), that it is generally considered poor corporate governance practice for the CEO to serve on a Company's board of directors.

In the event of a termination of employment of any of Mr. Ewert or Mr. Thorn without "cause" or any of them terminates his employment for "good reason" or if we notify any of Mr. Ewert or Mr. Thorn that we do not intend to extend his employment under his employment agreement at the end of the current term or any extended term, then, in addition to any other benefits which may be owing in accordance with our plans and policies:

- we are or will be required to pay Mr. Ewert and Mr. Thorn:
  - a lump sum payment of all amounts owed through the date of his termination; and
  - his annual base salary for a period of one year (two years in the case of Mr. Ewert) following the date of his termination;
- we will be required to pay Mr. Ewert:
  - a lump sum payment in cash equal to a pro rata portion of Mr. Ewert's bonus earned for our fiscal year ending contemporaneously with or immediately following the termination date (to be paid on the April 15th immediately following the end of our fiscal year bonus period to which such bonus relates); and
  - installment payments in cash equal to two times the target bonus for the year in which his employment is terminated; and
- we are or will be required to pay Mr. Thorn a lump sum payment in cash equal to two times his full target bonus for our fiscal year ending contemporaneously with or immediately following the date of termination (to be paid on the April 15th immediately following the end of our fiscal year bonus period to which such target bonus relates).

In addition, all options, restricted stock and DSUs of the Company held immediately prior to his termination date that would have vested if his employment continued for one year (two years in the case of Mr. Ewert) after the termination date shall vest. Restrictions on any performance units held immediately prior to the date of termination shall lapse, if at all, in accordance with the terms of the relevant performance unit award agreement.

HEALTH COVERAGE UPON TERMINATION

If Mr. Ewert's employment agreement is terminated (1) as a result of his death or permanent disability, or (2) by us without cause or by our non-renewal of his employment agreement, or (3) by Mr. Ewert for good reason, we will arrange to provide Mr. Ewert and his spouse and eligible dependents who were covered under our group health plan on the date of his termination and who, in the case of eligible dependents, continue to be eligible dependents, group health plan coverage until Mr. Ewert reaches age 65, or in the case of a termination due to Mr. Ewert's death, until his spouse reaches age 65; provided, however, that such benefits shall be reduced (A) to the extent health benefits are received by him, his spouse or any eligible dependent from any other person during such period or he obtains other employment that offers participation in a health insurance plan providing substantially similar benefits during such period, or (B) Mr. Ewert violates the restrictive covenants in the employment agreement.

Upon termination of Mr. Thorn's employment agreement, (1) as a result of his death or permanent disability, or (2) by us without cause or by our non-renewal of his employment agreement or (3) by him for good reason, we shall pay his COBRA health benefits premium for an 18-month period following his termination; provided, however, that such benefits shall be reduced to the extent health benefits are received by him, his spouse or any eligible dependent from any other person during such period and he will be required to use any medical insurance provided by a new employer, if available, during such 18-month period.

SUMMARY TABLE

Potential Payments to Mr. Ewert and Mr. Thorn

The following table summarizes the potential payments each of Mr. Ewert and Mr. Thorn would have received pursuant to their respective employment agreements in the event that a termination of their employment with the Company occurred on February 3, 2018. The amounts in the table are calculated pursuant to SEC rules and are not intended to reflect actual payments that may be made. Actual payments that may be made will be based on the dates and circumstances of the applicable event.

Name and Termination Scenarios	Cash Severance ($)[1]	Equity ($)[2]	Health Coverage ($)[3]	Total ($)[4]
Douglas S. Ewert				
for Cause or w/o Good Reason	—	—	—	—
death or disability	1,337,500	8,946,724	284,135	10,568,359
w/o Cause or for Good Reason	6,250,000	6,777,927	244,944	13,272,871
Bruce K. Thorn				
for Cause or w/o Good Reason	—	—	—	—
death or disability	646,218	4,629,944	21,181	5,297,343
w/o Cause or for Good Reason	1,875,000	1,515,257	21,181	3,411,438

[1] The cash severance related to bonus payments for purposes of death or disability includes 100% as the pro rata bonus amounts as the full year would have been completed as of February 3, 2018. The cash severance payable in the event of termination without Cause or for Good Reason includes base salary which is to be paid as income continuation over the applicable period (two years for Mr. Ewert and one year for Mr. Thorn), but is shown in the aggregate and not as a discounted present value. In the event of termination without Cause or for Good Reason, Mr. Ewert is entitled to receive his full target bonus plus an additional amount equal to two times his target bonus and Mr. Thorn is entitled to receive his full target bonus plus an additional amount equal to his full target bonus.

[2] Includes realized value based on the closing sales price of $23.04 for our common stock on February 2, 2018 (the last trading day of the fiscal year ended February 3, 2018) and reflects a reasonable estimate of the anticipated payment or benefits to be realized based on our current stock price and performance expectations as of February 3, 2018. In the event of death or disability, all options and time-vesting deferred stock units become 100% vested and certain performance based units may ultimately vest on a pro rata basis if the related performance conditions are met. In the event of termination without Cause or for Good Reason, all options and time-vesting deferred stock units which would have vested within two years of Mr. Ewert's termination date, and one year of Mr. Thorn's termination date, shall vest and/or become fully exercisable.

[3] In the event of Mr. Ewert's termination, we will arrange to provide Mr. Ewert and his eligible dependents group health plan coverage until Mr. Ewert turns 65, or his spouse turns 65 in the event of Mr. Ewert's death or disability. In the event of Mr. Thorn's termination, we will pay his COBRA health premiums for a period of 18 months following his termination.

[4] Does not include amounts earned or benefits accumulated due to continued service through February 3, 2018; Mr. Ewert and Mr. Thorn are not entitled to receive any excise tax gross up in connection with any of their respective termination payments.

Potential Payments to Other Named Executive Officers

As part of his offer letter, the Company agreed that in the event of termination without cause, Mr. Calandra will receive 52 weeks of salary and a pro-rata share of his target bonus under the Company's annual cash incentive plan. If Mr. Calandra were to have been terminated without cause on February 3, 2018, he would have been entitled to receive $875,000, which includes 100% as the pro rata bonus amount as the full year would have been completed as of February 3, 2018.

As part of his offer letter, the Company agreed that in the event of termination without cause, Mr. Baum will receive 52 weeks of salary. If Mr. Baum were to have been terminated without cause on February 3, 2018, he would have been entitled to receive $500,000.

Proposal Regarding Employee Stock Purchase Plan
Proposal 4: Adoption of the Amended and Restated Employee Stock Purchase Plan

WHAT AM I VOTING ON?

Shareholders are being asked to approve the amended and restated Tailored Brands Employee Stock Purchase Plan which amends the existing plan by: (1) increasing the number of shares of our common stock available for purchase by 1,000,000 shares; (2) changing the definition of fair market value to mean the closing sales price as quoted on the established stock exchange on the date of determination; (3) changing the definition of employee to permit the Compensation Committee at its discretion to exclude certain employees from participating in the ESPP; (4) changing the eligibility requirements for participating in the ESPP to the first offering period after the completion of two months of employment; (5) eliminating refunds of payroll deductions for eligible employees who terminate participation in the ESPP during the middle of an offering period; and (6) delegating authority to the Compensation Committee to make ministerial amendments to the ESPP.

VOTING RECOMMENDATION: FOR

The Board and management believe it is important that the amendment be approved in order to maintain the Company's ability to attract and retain key personnel and continue to provide them with strong incentives to contribute to the Company's future success.

The Board proposes that our shareholders approve the adoption of the amended and restated Tailored Brands, Inc. Employee Stock Purchase Plan (the "ESPP"). On March 29, 2018, based upon the recommendation of the Compensation Committee, the Board adopted the ESPP, subject to approval by our shareholders. The ESPP amends and restates the Tailored Brands, Inc. Employee Stock Discount Plan, the Company's employee stock purchase plan (the "Prior Plan"). A summary of the material features of the ESPP is set forth below, which summary is qualified in its entirety by the text of the ESPP, a copy of which is attached to this proxy statement as Appendix A.

The purpose of the ESPP is to provide employees of the Company and its affiliates that adopt the ESPP with an opportunity to purchase shares of our common stock through quarterly offerings to buy stock at a discount on the first day of each calendar quarter and more strongly incentivize employees to work for the continued success of the Company and its affiliates.

The ESPP is being submitted to shareholders for approval in order to make more shares of our common stock available for purchase under the ESPP, to permit the Compensation Committee at its discretion to exclude certain employees from participating in the ESPP and to satisfy certain requirements under the Internal Revenue Code of 1986, as amended (the "Code"), so that certain tax benefits will be available to our employees. The ESPP amends the Prior Plan in several respects, including by: (1) increasing the number of shares of our common stock available for purchase by 1,000,000 shares; (2) changing the definition of fair market value to mean the closing sales price as quoted on the established stock exchange on the date of determination; (3) changing the definition of employee to permit the Compensation Committee at its discretion to exclude certain employees from participating in the ESPP; (4) changing the eligibility requirements for participating in the ESPP to the first offering period after the completion of two months of employment; (5) eliminating refunds of payroll deductions for eligible employees who terminate participation in the ESPP during the middle of an offering period; and (6) delegating authority to the Compensation Committee to make ministerial amendments to the ESPP. A total of 167,673 shares of our common stock were purchased under the Prior Plan during 2017. Subject to shareholder approval, the ESPP will have a total of 1,230,956 shares of our common stock available for purchase, which includes the 230,956 shares of our common stock that remained available for purchase under the Prior Plan as of February 3, 2018.

The ESPP is intended to constitute an "employee stock purchase plan" under Section 423 of the Code.

Summary of ESPP

ADMINISTRATION

The Compensation Committee will administer the ESPP. In its capacity as ESPP administrator, the Compensation Committee will have exclusive responsibility for the general administration of the ESPP, and all powers necessary to accomplish that purpose, including to: (1) make rules for administering the ESPP so long as they are not inconsistent with the terms of the ESPP; (2) construe all provisions of the ESPP; (3) correct any defect, supply any omission, or reconcile any inconsistency which may appear in the ESPP; (4) establish limitations on Shares to be purchased pursuant to the ESPP; (5) select, employ and compensate at any time any consultants, accountants, attorneys and other agents the Compensation Committee believes necessary or advisable for the proper administration of the ESPP; (6) determine all questions relating to eligibility, fair market value, option price and all other matters relating to benefits or participants' entitlement to benefits; (7) determine all controversies relating to the administration of the ESPP; and (8) delegate any clerical or recordation duties of the Compensation Committee as the Compensation Committee believes is advisable to properly administer the ESPP.

Any action taken, or ruling or decision made, by the Compensation Committee in the exercise of any of its powers and authorities under the ESPP will be final and conclusive as to all parties.

ELIGIBILITY

Subject to the limitations described below under "Special Limitations," each employee (including employee directors and executive officers) of the Company and its affiliates that have adopted the ESPP is eligible to participate in the ESPP for a given offering period, if the employee (1) completed two months of employment for the Company and/or its affiliates prior to the first day of the offering period, (2) is employed on the first day of the offering period by the Company or an affiliate that has adopted the ESPP, and (3) completes the enrollment procedures specified by the Compensation Committee prior to the first day of the offering period. Non-employee directors are not eligible to participate in the ESPP. As of February 3, 2018, approximately 15,250 employees of the Company and its affiliates were eligible to participate in the ESPP.

ADJUSTMENTS

In the event of any stock dividend, stock split, recapitalization, merger, consolidation, combination or exchange of shares of our common stock as a result of which securities are issued in respect of the outstanding shares of our common stock, or the shares of our common stock are changed into the same or a different number of the same or another class of stock, the total number of shares of our common stock authorized to be committed to the ESPP, the number of shares subject to each outstanding option under the ESPP, the price applicable to each option, and/or the consideration to be received upon exercise of each option will be appropriately adjusted by the Compensation Committee.

PARTICIPATION IN THE ESPP

The ESPP enables eligible employees to purchase shares of our common stock during certain offering periods, which generally encompass a calendar quarter unless otherwise specified by the Compensation Committee. To participate in the ESPP during a given offering period, an eligible employee must complete the enrollment procedures specified by the Compensation Committee prior to the first day of the offering period in accordance with the terms and conditions set forth in the ESPP. The payroll deduction election will permit participants to withhold a specified dollar amount from the participant's cash compensation for each pay period during the offering period. At the end of each offering period, subject to the limitations described below under "Special Limitations," amounts credited to each participant's payroll deduction account will be used to purchase the maximum number of whole and fractional shares of our common stock that can be purchased for the offering period. The purchase price per share of common stock will be 85% of the lesser of the fair market value per share on the first day of the offering period or the last day of the offering period.

If the total number of shares of our common stock that participants have elected to purchase on the last day of the offering period exceeds the maximum number of shares of our common stock available under the ESPP, each participant will be entitled to purchase only his or her pro rata portion of the shares remaining available under the ESPP based on the balances in each participant's payroll deduction account as of the last day of the offering period and the unapplied account balances will be returned to participants as soon as administratively feasible.

A participant's payroll deduction election will remain in effect for all ensuing offering periods until changed by the participant by filing an amended payroll deduction form prior to the commencement of the offering period for which it is to be effective in accordance with procedures established by the Compensation Committee. A Participant may discontinue payroll deductions by filing a payroll deduction cancellation election with the Company, which will become effective for the first full payroll period following the Company's receipt of the payroll deduction subscription cancellation form in accordance with procedures established by the Compensation Committee.

A participant may, at any time on or before 15 days prior to the last day of the offering period, elect to terminate participation in the ESPP by giving notice in accordance with the rules established by the Compensation Committee. The funds credited to the participant's payroll deduction account will be used to purchase shares at the end of the offering period during which the participant terminated his participation in the ESPP. Any election by a participant to terminate participation in the ESPP terminates the participant's entitlement to elect any further payroll deductions for the then current offering period. If the participant desires to participate in any future offering period, the participant must file a new payroll deduction election within the time frame required by the Compensation Committee for participation for that offering period.

Upon termination of employment, all amounts credited to a participant's account will be delivered to the participant or his or her beneficiary or estate (in the case of death) as soon as administratively feasible. No interest will be credited to any Participant's payroll deduction account under the ESPP at any time.

SPECIAL LIMITATIONS

The ESPP imposes certain limitations upon a participant's right to acquire shares of our common stock, including the following:

- a participant is ineligible to receive an option pursuant to the ESPP if, immediately after the grant of such option, the participant would be deemed under the ESPP to own 5% or more of the total combined voting power or value of all classes of stock of the Company or any of its affiliates;
- a participant cannot be granted in any calendar year options to purchase shares of our common stock with a fair market value (valued at the time each option is granted) that exceeds $25,000;
- a participant may not use more than $50 per payroll to purchase options during an offering period if the participant is paid on a weekly basis, or $100 per payroll during the offering period if the participant is paid on a biweekly basis, assuming in each case that the purchase price is equal to 85% of the fair market value of the shares of our common stock on the first day of the offering period; and
- a participant cannot be granted options to purchase more than 125 shares of our common stock under the ESPP in any offering period.

TRANSFERABILITY

A participant may not transfer any option purchased under the ESPP except by will or the laws of descent and distribution, and all options purchased under the ESPP may only be exercised by the participant.

AMENDMENT OR TERMINATION

The Board may modify, alter or amend the ESPP at any time and from time to time to any extent that it deems advisable; provided, that any amendment changing the aggregate number of shares of our common stock committed to the ESPP, the class of employees eligible to receive options under the ESPP or the description of the group of corporations eligible to adopt the ESPP must receive shareholder approval. The Compensation Committee has been delegated authority to make ministerial amendments to the Plan. The Board may also suspend the operation of the ESPP for any period as it may deem advisable. No amendment or suspension of the ESPP may reduce any amounts previously allocated to a participant's payroll deduction account, to reduce a participant's rights with respect to shares of our common stock previously purchased and held on his behalf under the ESPP or affect outstanding options under the ESPP without the participant's agreement.

The Board may terminate the ESPP at any time and for any reason. The termination of the ESPP will not affect the options outstanding under the ESPP to the extent there are shares of our common stock committed, unless the participants otherwise agree.

U.S. Federal Income Tax Consequences

The following is a general summary under current law of certain U.S. federal income tax consequences to participants who are citizens or individual residents of the United States relating to participation in the ESPP (if shareholder approval is obtained). This summary deals with the general tax principles that apply to participation in the ESPP and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed.

Under the Code, a participant will not realize income at the time the offering period commences or when the shares purchased under the ESPP are transferred to him or her. If a participant disposes of such shares after two years from the date the offering of such shares commences and after one year from the date of the transfer of such shares to him or her, the participant will be required to include in income, as compensation for the year in which such disposition occurs, an amount equal to the lesser of (1) the excess of the fair market value of such shares at the time of the disposition over the purchase price or (2) the excess of the fair market value of the shares at the commencement of the offering period over the purchase price at such time. The participant's basis in the shares disposed of will be increased by an amount equal to the amount so includable in his or her income as compensation, and any gain or loss computed with reference to such adjusted basis which is recognized at the time of the disposition should be treated as long-term capital gain or loss. In such event, we will not be entitled to any tax deduction.

If a participant disposes of shares purchased under the ESPP within such two-year or one-year period, the employee will be required to include in income, as compensation for the year in which such disposition occurs, an amount equal to the excess of the fair market value of such shares on the date of purchase over the purchase price. The employee's basis in such shares disposed of will be increased by an amount equal to the amount includable in his or her income as compensation, and any gain or loss computed with reference to such adjusted basis that is recognized at the time of disposition will be a capital gain or loss, either short-term or long-term, depending on the holding period for such shares. In the event of a disposition within such two-year or one-year period, we will be entitled to a deduction equal to the amount that the participant is required to include in income as a result of such disposition.

Plan Benefits

Because benefits under the ESPP depend on employees' voluntary elections to participate in the ESPP and the fair market value of shares of our common stock at various future dates, it is not possible to determine future benefits or amounts that will be received by executive officers and other employees under the ESPP. Our nonemployee directors are not eligible to participate in the ESPP.

The following table sets forth the number of shares of our common stock purchased under the Prior Plan during the last fiscal year by the NEOs, by all executive officers as a group and by all employees (excluding executive officers) as a group:

Name and Position	Shares Purchased in Fiscal 2017	
	Dollar Value as of 2/3/2018	Number of Shares
Douglas S. Ewert *Chief Executive Officer*	—	—
Jack P. Calandra *Executive Vice President, Chief Financial Officer and Treasurer*	—	—
Bruce K. Thorn *President and Chief Operating Officer*	$1,313	57
A. Alexander Rhodes *Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary*	—	—
Benjamin C. Baum *Executive Vice President – Customer Experience and Chief Digital Officer*	—	—
All executive officers as a group 7 persons	$1,313	57
All employees as a group, excluding executive officers	$3,861,873	167,616

> THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ADOPTION OF THE AMENDED AND RESTATED TAILORED BRANDS, INC. EMPLOYEE STOCK PURCHASE PLAN.

Stock Ownership Information

Equity Plan Compensation Information

The following table sets forth certain equity compensation plan information for the Company as of February 3, 2018:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options[a][1]	Weighted-Average Exercise Price of Outstanding Options[b][2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities in column[a])[b][3]
Equity Compensation Plans Approved by Security Holders	3,535,496	$21.97	6,931,623
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	3,535,496	$21.97	6,931,623

[1] Consists of 1,527,176 shares issuable upon exercise of outstanding stock options and 2,008,320 shares issuable upon conversion of outstanding DSUs and performance units.

[2] Calculated based upon outstanding stock options to purchase shares of our common stock.

[3] Securities available for future issuance include 6,700,667 shares under the 2016 Plan and 230,956 shares under the Employee Stock Discount Plan. Refer to Note 13 and Note 14 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended February 3, 2018.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to us, as of the Record Date (except as noted below), with respect to the beneficial ownership of our common stock by (i) each director, (ii) each nominee for director, (iii) each NEO listed in the Summary Compensation Table, (iv) each shareholder known by us to be the beneficial owner of more than 5% of our common stock and (v) all of our executive officers and directors as a group. Unless otherwise indicated, each person has sole voting power and dispositive power with respect to the shares attributed to him or her.

Name	Number of Shares	% of Outstanding Shares
The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	10,145,681[1]	20.6%
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	6,160,348[2]	12.5%
Capital World Investors 333 South Hope Street, Los Angeles, California 90071	3,935,600[3]	7.9%
Dinesh S. Lathi	22,757[4]	*
David H. Edwab	45,769[4]	*
Douglas S. Ewert	571,647[5]	*
Irene Chang Britt	29,386[4]	*
Rinaldo S. Brutoco	46,326[4][6]	*
Sue Gove	—[7]	*
Theo Killion	11,061[4]	*
Grace Nichols	46,117[4]	*
William B. Sechrest	29,098[4]	*
Sheldon I. Stein	87,642[4]	*
Jack P. Calandra	38,069[8]	*
Bruce K. Thorn	162,614[9]	*
A. Alexander Rhodes	63,263[10]	*
Benjamin C. Baum	36,518[11]	*
All executive officers and directors as a group (16 persons)	1,198,385[6][12][13]	2.4%

* Less than 2.0%

[1] Based on a Schedule 13G, as amended, filed on February 9, 2018, The Vanguard Group ("Vanguard") has sole voting power with respect to 68,973 of these shares, shared voting power with respect to 2,222 of these shares, shared dispositive power with respect to 65,625 of these shares and sole dispositive power with respect to 10,080,056 of these shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard, is the beneficial owner of 63,403 of these shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of Vanguard, is the beneficial owner of 7,792 of these shares as a result of its serving as investment manager of Australian investment offerings.

(2) Based on a Schedule 13G, as amended, filed on January 19, 2018, Black Rock, Inc. has sole voting power with respect to 6,049,013 of these shares and sole dispositive power with respect to all of these shares.

(3) Based on a Schedule 13G filed on February 14, 2018, Capital World Investors has sole voting power and sole dispositive power with respect to all of these shares. Capital World Investors holds some or all of these shares on behalf of its client, SMALLCAP World Fund, Inc., who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(4) Includes 11,061 shares related to DSUs that will be acquired within 60 days upon the vesting of the underlying equity awards.

(5) Includes 347,867 shares that may be acquired within 60 days upon the exercise of stock options, 35,211 shares related to DSUs that will be acquired within 60 days upon the vesting of the underlying equity awards, and 9,974 shares allocated to the account of Mr. Ewert under the Tailored Brands, Inc. 401(k) Savings Plan.

(6) Includes 6,603 shares held by Rinaldo Brutoco Revocable Trust.

(7) Ms. Gove received 9,765 DSUs on September 11, 2017 (the first day of our next trading window following her appointment on August 28, 2017) which are scheduled to vest on September 11, 2018.

(8) Includes 21,027 shares that may be acquired within 60 days upon the exercise of stock options and 7,042 shares related to DSUs that will be acquired within 60 days upon the vesting of the underlying equity awards.

(9) Includes 105,053 shares that may be acquired within 60 days upon the exercise of stock options, 11,737 shares related to DSUs that will be acquired within 60 days upon the vesting of the underlying equity awards and 89 shares allocated to the account of Mr. Thorn under the Tailored Brands, Inc. Employee Stock Discount Plan.

(10) Includes 32,868 shares that may be acquired within 60 days upon the exercise of stock options and 3,521 shares related to DSUs that will be acquired within 60 days upon the vesting of the underlying equity awards.

(11) Includes 26,909 shares that may be acquired within 60 days upon the exercise of stock options and 3,521 shares related to DSUs that will be acquired within 60 days upon the vesting of the underlying equity awards.

(12) Includes an aggregate of 150,928 shares related to DSUs that will be acquired within 60 days upon the vesting of the underlying equity awards as well as an aggregate of 535,125 shares that may be acquired within 60 days upon the exercise of stock options.

(13) Includes 89 shares allocated to the accounts of certain of our executive officers under the Company's Employee Stock Discount Plan and 9,974 shares allocated to the accounts of certain of our executive officers under the Tailored Brands 401(k) Savings Plan. These plans provide that participants have voting and dispositive power over these shares.

Director and Executive Officer Equity Ownership

The Compensation Committee has adopted stock ownership guidelines for directors and senior executives, including our NEOs. These guidelines are designed to build a culture of stock ownership within the Company and to align the financial interests of our non-employee directors and executives with those of our shareholders. Participants are expected to own shares of our common stock in accordance with the following schedule within five years of becoming subject to the Guidelines:

Leadership Position	Value of Shares
Non-Employee Director	Shares having a value equal to at least 5x the annual cash retainer
CEO	Shares having a value equal to at least 5x the executive's base salary
COO, CFO	Shares having a value equal to at least 2.5x the executive's base salary
Members of the Executive Committee	Shares having a value equal to at least 1.5x or 1x the executive's base salary as designated by the Compensation Committee

Ownership for purposes of this program will include shares of our common stock held as follows:

- shares owned directly,
- shares owned through the Company's 401(k) Savings Plan or Employee Stock Discount Plan,
- unvested full-value shares granted,
- unvested PUs subject only to service vesting or those designated as retention awards and the value of vested stock options, net of taxes,
- shares owned by a spouse, child or trust meeting specified criteria within the Guidelines

If the stock ownership of a non-employee director or senior executive is not in line with his or her ownership guideline, he or she will be expected to retain at least 75% of any newly vested shares and all newly acquired shares under any award of long-term compensation paid to such executive officer or payment of fees to a non-employee director (after-tax) until he or she achieves ownership at or above the guideline amount.

NO HEDGING OR PLEDGING OUR COMMON STOCK

Pursuant to the Company's insider trading policies, our directors, officers and employees are prohibited from hedging or pledging equity positions as well as short-selling or trading in derivatives involving in our common stock arising from equity compensation awards.

Section 16(a) Beneficial Ownership Reporting Compliance

To our knowledge, based solely on a review of the copies of the reports required pursuant to Section 16(a) of the Exchange Act that have been furnished to us and written representations that no other reports were required, during the fiscal year ended February 3, 2018, all Section 16(a) filing requirements applicable to our directors, executive officers, and greater than 10% beneficial owners have been met.

Voting and Other Information

Who is soliciting my vote?

Our Board of Directors is soliciting your vote at the Annual Meeting of Shareholders. Costs of the solicitation are being borne by the Company.

What am I voting on and what is the vote required to pass?

Voting Item	Board Recommendation	Voting Standard	Treatment of Abstentions and Broker Non-Votes
Election of Directors	FOR	Plurality Plus[1]	*Abstentions:* Count toward quorum; have no effect on outcome of a proposal
Ratification of D&T as our independent registered public accounting firm	FOR	Majority of Votes Cast	
Advisory vote to approve the compensation of our named executive officers	FOR	Majority of Votes Cast	*Broker Non-Votes:* Count toward quorum; not counted as votes cast, therefore no effect on outcome of a proposal[2]
Adoption of the Amended and Restated Tailored Brands Employee Stock Purchase Plan	FOR	Majority of Votes Cast	

[1] While all directors receiving a plurality of votes cast will be elected to the Board, our bylaws provide that if a director does not receive a majority of the votes cast in an uncontested election of directors then the Board must consider and vote on accepting the resignation of such director (through a previously delivered irrevocable resignation letter that each director nominee has delivered to the Company's Corporate Secretary) and, within 90 days, notify the shareholders whether it has accepted the resignation and the reasons for such decision.

[2] Under the NYSE Listing Standards, the ratification of the appointment of our independent registered public accounting firm is the only matter for consideration at this meeting that a broker may vote on without your instructions. Therefore, if you do not provide instructions to the record holder of your shares with respect to all other proposals, a broker non-vote as to your shares of our common stock will result with respect to these proposals.

Who may vote?

You may vote if you were the holder of record of shares of our common stock at the close of business on April 24, 2018, also referred to as the "Record Date". Only holders of record at the Record Date will be entitled to notice of, and to vote at, the Annual Meeting. You are entitled to one vote on each matter presented at the Annual Meeting for each share of our common stock for which you were the holder of record on the Record Date. If you held shares of our common stock in "street name" (usually through a bank, broker, or other nominee) on the Record Date, the record holder of your shares will generally vote those shares in accordance with your instructions.

How do I vote?

The process for voting your shares of our common stock depends on how your shares are held. Generally, you may hold shares in your name as a "record holder" (that is, in your own name) or in "street name" (that is, through a nominee, such as a broker or bank).

Record Holders. If you are a record holder, you may vote your shares using one of the following methods:

 **Over the Internet.** Go to www.proxyvote.com. You can use the Internet 24 hours a day, seven days a week, to submit your voting instructions and for electronic delivery of information up until 11:59 PM Eastern time on June 20, 2018. Have your proxy card or Notice of Internet Availability of Proxy Materials in hand when you access the web site and follow the instructions to obtain your records and create an electronic voting instruction form.

 **By telephone.** Call (800) 690-6903. You can use any touch-tone telephone to transmit your voting instructions up until 11:59 PM Eastern time on June 20, 2018. Have your proxy card or Notice of Internet Availability of Proxy Materials in hand when you call and follow the instructions.

 **By mail.** If you received a printed copy of the proxy materials, you may submit your vote by completing, signing and mailing your proxy card and returning it in the prepaid envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. Sign your name exactly as it appears on the proxy card. Proxy cards submitted by mail must be received no later than June 20, 2018 to be voted at the Annual Meeting.

 **In person at the Annual Meeting.** Record holders are invited to attend the Annual Meeting and vote in person at the Annual Meeting.

If you vote via the Internet or by telephone, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned a proxy card. **If you vote via the Internet or by telephone, do not return a proxy card.**

Held In Street Name. If you hold shares of our common stock in the name of a broker, bank or other nominee, you should follow the instructions in the Notice of Internet Availability of Proxy Materials or voting instructions provided by the broker, bank or other nominee to instruct your broker, bank or other nominee on how to vote your shares. **Your broker, bank or other nominee is permitted to vote your shares with respect the "routine" proposal to ratify the appointment of the Company's independent registered public accounting firm without your instruction as to how to vote but will not be permitted to vote your shares with respect to any of the other proposals at the Annual Meeting without your instructions as to how to vote.**

Can I vote in person at the Annual Meeting?

Recordholders may attend the meeting and vote in person or may execute a proxy designating a representative to attend and vote on their behalf. If you hold shares of our common stock in the name of a broker, bank or other nominee and you want to vote in person, you will need to obtain (and bring with you to the Annual Meeting) a legal proxy from the record holder of your shares (who must have been the record holder of your shares of our common stock as of the close of business on April 24, 2018) indicating that you were a beneficial owner of shares of our common stock as of the close of business on April 24, 2018, as well as the number of shares of which you were the beneficial owner on such date, and appointing you as the record holder's proxy to vote the shares of our common stock covered by that proxy at the Annual Meeting.

What is the quorum requirement for holding the Annual Meeting?

The holders of a majority of the total shares of our common stock issued and outstanding on April 24, 2018, must be present in person or represented by proxy for the meeting to be held. The shares held by each shareholder who properly submits a proxy will be counted for purposes of determining the presence of a quorum at the meeting. As of the close of business on April 24, 2018, we had 49,733,379 shares of our common stock outstanding and entitled to vote at the Annual Meeting.

What if I do not specify a choice for a matter when returning a proxy?

If you did not indicate otherwise (excluding broker non-votes), the persons named as proxies on the proxy card will vote your shares of our common stock in accordance with the Board recommendations indicated above.

Can I revoke my proxy?

Yes, you may revoke your proxy if you are a record holder by:

• delivering a written notice of revocation to us at or prior to the Annual Meeting;
• signing a proxy bearing a later date than the proxy being revoked and delivering it to us before the Annual Meeting; or
• voting in person at the Annual Meeting.

If your shares of our common stock are held in street name through a broker, bank, or other nominee, you should contact the record holder of your shares regarding how to revoke your proxy.

Why did I receive a Notice of Internet Availability of Proxy Materials?

We have elected to take advantage of SEC rules that allow us to provide shareholders access to our proxy materials over the Internet. We believe furnishing proxy materials to our shareholders through the Internet will allow us to provide our shareholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of the Annual Meeting. As a result, instead of a paper copy of our proxy materials, a Notice of Availability of Proxy Materials will be delivered to all of our shareholders, except for those shareholders who have previously requested to receive a paper copy of the proxy materials. This notice explains how you can access our proxy materials over the Internet and also describes how to request a printed copy of these materials. **The Notice of Internet Availability of Proxy Materials only identifies the items to be voted on at the Annual Meeting. You cannot vote by marking the Notice of Internet Availability of Proxy Materials and returning it. The Notice of Internet Availability of Proxy Materials provides instructions on how to cast your vote.**

How can I access the proxy materials over the Internet?

You can access this proxy statement and our 2017 Annual Report on Form 10-K at www.tailoredbrands.com under "Investors". If you wish to help reduce the costs incurred by us in mailing proxy materials, you can consent to receiving all proxy materials for future annual meetings of shareholders electronically by e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

How may I obtain a paper or e-mail copy of the proxy materials?

If you received a Notice of Internet Availability of Proxy Materials, you will find instructions about how to obtain a paper or e-mail copy of the proxy materials and our 2017 Annual Report on Form 10-K in your notice. We will mail paper copies of these documents to all shareholders to whom we do not send a Notice Regarding Internet Availability of Proxy Materials.

What should I do if I receive more than one Notice of Internet Availability of Proxy Materials or more than one paper copy of the proxy materials?

Certain shareholders may receive more than one Notice of Internet Availability of Proxy Materials or more than one paper copy of the proxy materials, including multiple proxy cards. For example, if you hold shares of our common stock in more than one brokerage account, you may receive a separate notice or a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares of our common stock are registered in more than one name, you may receive a separate notice or a separate set of paper proxy materials and proxy card for each name in which you hold shares. To vote all of your shares of our common stock, you must complete, sign, date, and return each proxy card you receive or vote the shares to which each proxy card relates. If you hold shares of our common stock in one or more street names, you must complete, sign, date, and return to each bank, broker or other nominee through whom you hold shares each instruction card received from that bank, broker or other nominee.

How can I attend the Annual Meeting?

If you wish to attend the meeting in person and you are the record holder of shares of our common stock on April 24, 2018, you must show a government issued form of identification which includes your picture. If you are a beneficial owner of shares of our common stock as of April 24, 2018 that are held for your benefit by a bank, broker or other nominee, in addition to the picture identification, you will need proof of ownership of our common stock on April 24, 2018 to be admitted to the meeting. A recent brokerage statement or a letter from your bank, broker, or other nominee holder that shows that you were an owner on April 24, 2018, are examples of proof of ownership.

Where can I find the voting results for the Annual Meeting?

We will report the voting results in a Current Report on Form 8-K filed with the SEC within four business days following our 2018 Annual Meeting. You can access this report at www.tailoredbrands.com — under "Investors — SEC Filings — Latest Current Report."

Miscellaneous Matters

Submitting Proposals for 2019 Annual Meeting

The table below summarizes the requirements for shareholders to submit proposals, including director nominations, for next year's annual meeting. Shareholders are encouraged to consult SEC Rule 14a-8 or our bylaws, as applicable, to see all applicable requirements. Our bylaws are available at the Company's website (www.tailoredbrands.com) under "Investors — Corporate Governance — Governance Documents".

	Proposals for inclusion in 2019 Proxy	Director Nominees for inclusion in 2019 Proxy (proxy access)	Other proposals/nominees to be presented at 2019 meeting
Type of proposal	SEC rules permit shareholders to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8	A shareholder (or group of up to 20 shareholders) owning at least 3% of Company stock for at least 3 years may submit director nominees (up to 20% of the board) for inclusion in our proxy statement by satisfying the requirements specified in our bylaws	Shareholders may present proposals or director nominations directly at the annual meeting (and not for inclusion in our proxy statement) by notifying the Company in advance and satisfying the requirements specified in our bylaws
When proposal must be received by the Company	No later than close of business on January 10, 2019	No earlier than close of business on January 11, 2019 and no later than close of business on February 10, 2019	No earlier than January 11, 2019 and no later than close of business on February 10, 2019
What to include	The information required by SEC Rule 14a-8	The information required by our bylaws	The information required by our bylaws
Where to send	Tailored Brands, Inc., 6100 Stevenson Blvd., Fremont, California 94538, Attention: Corporate Secretary, or via email at CorporateSecretary@tailoredbrands.com		

Other Matters

Our management knows of no other matters which may properly come before the meeting. However, if any matters other than those referred to above should properly come before the meeting, it is the intention of the persons named in the proxy to vote such proxy in accordance with their best judgment.

The cost of solicitation of proxies will be paid by us. In addition to solicitation by use of the mails, certain of our directors, officers or employees may solicit the return of proxies personally or by telephone or other means.

In some cases, only one copy of our proxy statement and our 2017 Annual Report on Form 10-K will be delivered to multiple shareholders who share the same address. If you received a household mailing this year and would like to receive additional copies of our proxy statement and/or 2017 Annual Report on Form 10-K, please submit your request in writing to: Tailored Brands, Inc., 6380 Rogerdale Road, Houston Texas 77072, Attention: Assistant Secretary, via email at CorporateSecretary@tailoredbrands.com, or by calling (281) 776-7000, and we will deliver a separate copy to you promptly upon your request. Any shareholder who wants to receive separate copies of the proxy statement in the future, or who is currently receiving multiple copies and would like to receive only one copy for his or her household, should notify the Company.

We are providing without charge, to each person from whom a proxy is solicited, a copy of our Annual Report on Form 10-K for the fiscal year ended February 3, 2018. To request an additional copy of the Form 10-K, please send a request to us in care of at 6380 Rogerdale Road, Houston, Texas 77072, Attention: Assistant Secretary.

Use of Non-GAAP Financial Measures

The non-GAAP financial information included in this proxy statement is provided to enhance the user's overall understanding of the Company's financial performance by removing the impacts of large, unusual or unique transactions that we believe are not indicative of our core business results. For fiscal 2017, these items consist of costs to terminate our tuxedo rental license agreement with Macy's, a goodwill impairment charge related to our divestiture of MW Cleaners and one-time tax adjustments.

Management uses these adjusted results to assess the Company's performance, to make decisions about how to allocate resources and to develop expectations for future performance. In addition, adjusted EPS is used as a performance measure in the Company's executive compensation program to determine the number of performance units that are ultimately earned for certain equity awards.

The non-GAAP financial information should be considered in addition to, not as a substitute for or as being superior to, financial information prepared in accordance with GAAP. Management strongly encourages investors and shareholders to review the Company's financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

GAAP to Non-GAAP Adjusted Consolidated Statement of Earnings Information (In thousands, except per share amounts)

GAAP to Non-GAAP Adjusted - Full Year Ended February 3, 2018

Consolidated Results	GAAP Results	Macy's Termination[1]	Divestiture of MW Cleaners[2]	Total Adjustments	Non-GAAP Adjusted Results
Operating income	$229,416	$17,152	$1,500	$18,652	$248,068
Provision for income taxes[3]	38,251			6,756	45,007
Net earnings	96,703			11,896	108,599
Net earnings per diluted common share allocated to common shareholders	$1.95			$0.25	$2.20

[1] Consists of $12.3 million of termination costs, $1.4 million of rental product write-offs, $1.2 million of asset impairment charges and $2.3 million of other costs, all related to the retail segment.

[2] Consists of $1.5 million goodwill impairment charge for MW Cleaners and related to the retail segment.

[3] The tax effect of the excluded items is computed as the difference between tax expense on a GAAP basis and tax expense on an adjusted non-GAAP basis. The adjusted non-GAAP rate also excludes one-time items primarily related to a favorable tax resolution of $18.3 million offset by a change in our position on permanently reinvested foreign earnings and other impacts of the recently enacted Tax Cuts and Jobs Act of 2017 totaling $17.2 million.

GAAP to Non-GAAP Adjusted Revenue Information

GAAP to Non-GAAP Adjusted - Full Year Ended February 3, 2018

Consolidated Results	GAAP Results	Corporate Apparel Revenue[1]	MW Cleaners Revenue[1]	Tuxedo Shops at Macy's Revenue[1]	Total Adjustments	Non-GAAP Adjusted Results
Total revenue[1]	$3,304,346	251,325	34,844	2,809	288,978	$3,015,368

[1] Adjusted revenue excludes revenue from our corporate apparel, MW Cleaners and tuxedo shops at Macy's businesses. Note that revenue is recognized in accordance with GAAP but is labeled "adjusted" only because of the exclusion of these items.

Tailored Brands, Inc.
Employee Stock Purchase Plan

(As Amended and Restated
Effective July 1, 2018)

TAILORED BRANDS, INC. EMPLOYEE STOCK PURCHASE PLAN
(As Amended and Restated July 1, 2018)

THIS AGREEMENT adopted by The Men's Wearhouse, Inc., a Texas corporation (the "Prior Company"),

W I T N E S S E T H :

WHEREAS, effective July 1, 1998, the Prior Company established The Men's Wearhouse, Inc. Employee Stock Discount Plan (the 'plan"); and

WHEREAS, effective January 31, 2016, pursuant to an Agreement and Plan of Merger, the Men's Wearhouse, Inc. became a direct, wholly owned subsidiary of Tailored Brands, Inc., whereby Tailored Brands, Inc. (the "Company") assumed sponsorship and all obligations of The Men's Wearhouse, Inc. under the Plan; and

WHEREAS, effective January 31, 2016, the name of the Plan was changed to the Tailored Brands, Inc. Employee Stock Discount Plan;

WHEREAS, the Company desires to amend and restate the Plan to change certain provisions of the plan; and

NOW, THEREFORE, the Plan is hereby amended and restated in its entirety as set forth below.

ARTICLE I

Purpose, Commitment and Intent

1.1 **Purpose**. The purpose of the Plan is to provide Employees of the Company and its Affiliates that adopt the Plan with an opportunity to purchase Stock of the Company through quarterly offerings of options at a discount on the first day of each calendar quarter and thus develop a stronger incentive to work for the continued success of the Company and its Affiliates. Therefore, the Plan is available to all Employees of every Employer upon their fulfilling the eligibility requirements of Section 3.1. It is sponsored by the Company. Any Affiliate may adopt it with the approval of the Committee by fulfilling the requirements of Section 8.1.

1.2 **Share Commitment**. The aggregate number of Shares authorized to be sold pursuant to Options granted under the Plan is 3,137,500, subject to adjustment as provided in this Section. In computing the number of Shares available for grant, any Shares relating to Options which are granted, but which subsequently lapse, are cancelled or are otherwise not exercised by the final date for exercise, shall be available for future grants of Options.

In the event of any stock dividend, split-up, recapitalization, merger, consolidation, combination or exchange of Shares, or the like, as a result of which shares shall be issued in respect of the outstanding Shares, or the Shares shall be changed into the same or a different number of the same or another class of stock, the total number of Shares authorized to be committed to the Plan, the number of Shares subject to each outstanding Option, the Option Price applicable to each Option, and/or the consideration to be received upon exercise of each Option shall be appropriately adjusted by the Committee. In addition, the Committee shall, in its sole discretion, have authority to provide, in appropriate cases, for (a) acceleration of the Exercise Date of outstanding Options or (b) the conversion of outstanding Options into cash or other property to be received in certain of the transactions specified in this paragraph above upon the completion of the transaction.

1.3 **Intent**. It is the intention of the Company to have the Plan qualify as an "employee stock purchase plan" under section 423 of the Code. Therefore, the provisions of the Plan are to be construed to govern participation in a manner consistent with the requirements of section 423 of the Code.

ARTICLE II

Definitions

The words and phrases defined in this Article shall have the meaning set out in these definitions throughout the Plan, unless the context in which any word or phrase appears reasonably requires a broader, narrower, or different meaning.

2.1 **"Affiliate"** means any parent corporation and any subsidiary corporation. The term "parent corporation" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, at the time of the action or transaction, each of the corporations (other than the Company) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain. The term "subsidiary corporation" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the Option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

2.2 **"Beneficiary"** means the person who is entitled to receive amounts under the Plan upon the death of a Participant.

2.3 **"Board of Directors"** means the board of directors of the Company.

2.4 **"Code"** means the Internal Revenue Code of 1986, as amended from time to time.

2.5 **"Committee"** means the committee appointed by the Board of Directors.

2.6 **"Company"** means Tailored Brands, Inc., a Texas corporation. On or before January 31, 2016, "Company" means The Men's Wearhouse, Inc.

2.7 **"Employee"** means any person who is a common-law employee of the Company or any Affiliate, provided such term shall not include any person who is a member of a collective bargaining unit and who is covered by a collective bargaining agreement which does not provide for coverage of such person under this Plan. Notwithstanding the forgoing, the Committee may exclude from participation in the Plan as an Employee (i) any Employee that is a highly compensated employee of the Company or Affiliate (within the meaning of Code Section 414(q)); (ii) an Employee who is customary scheduled to work less than twenty (2) hours per week; (iii) an Employee who have been employed for less than two (2) years; and (iv) an Employee whose customary employment is for not more than five (5) months in any calendar year.

2.8 **"Employer"** means the Company and all Affiliates that have adopted the Plan.

2.9 **"Exercise Date"** means the last day of each Offering Period, which is the day that all Options granted for the Offering Period are to be exercised.

2.10 **"Fair Market Value"** means, as of any date, the value of the Stock, determined as follows: (i) If the Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Stock shall be the closing sales price for such Stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Committee, if there is no closing sales price for Stock on the date of determination, then Fair Market Value shall be the closing selling price (or closing bid if no sales were reported) on the last preceding date for which such quotation exists); or (ii) in the absence of such markets for Stock, the Fair Market Value shall be determined by the Committee in good faith.

2.11 **"Five Percent Owner"** means an owner of five percent or more of the total combined voting power of all classes of stock of the Company or any Affiliate. An individual is considered to own any stock that is owned directly or indirectly by or for his brothers and sisters (whether by whole or half-blood), spouse, ancestors and lineal descendants. Stock owned, directly or indirectly, by or for a corporation, partnership, estate or trust is considered as owned proportionately by or for its shareholders, partners, or beneficiaries. An individual is considered to own stock that he may purchase under outstanding options. The determination of the percentage of the total combined voting power of all classes of stock of the Company or any Affiliate that is owned by an individual is made by comparing the voting power or value of the shares owned (or treated as owned) by the individual to the aggregate voting power of all shares actually issued and outstanding immediately after the grant of the option to the individual. The aggregate voting power or value of all shares actually issued and outstanding immediately after the grant of the option does not include the voting power or value of treasury shares or shares authorized for issue under outstanding options held by the individual or any other person.

2.12 **"Grant Date"** means the first day of each Offering Period, which is the day the Committee grants all eligible Employees an Option under the Plan.

2.13 **"Offering Period"** means the period beginning on the Grant Date and ending on the Exercise Date. The Offering

Period shall commence on the first day of each calendar quarter and shall end on the last Trading Day on or before the last day of each calendar quarter, unless the Committee specifies another Offering Period (which may not exceed 27 months).

2.14 **"Option"** means an option granted under the Plan to purchase Shares at the Option Price on the Exercise Date.

2.15 **"Option Price"** means the price to be paid for each Share upon exercise of an Option, which shall be 85% of the lesser of (a) the Fair Market Value of a Share on the Grant Date or (b) the Fair Market Value of a Share on the Exercise Date.

2.16 **"Participant"** means an Employee who is eligible to be granted an Option under the Plan and who elects to have payroll deductions withheld under the Plan for the purpose of exercising that Option on the Exercise Date.

2.17 **"Plan"** means The Tailored Brands, Inc. Employee Stock Purchase Plan, as set out in this document and as it may be amended from time to time.

2.18 **"Share"** means a share of Stock.

2.19 **"Stock"** means the Company's common stock, $.01 par value.

2.20 **"Trading Day"** shall mean a day on which the principal securities exchange on which the Stock is listed is open for trading.

ARTICLE III

Eligibility

3.1 **General Requirements.** Subject to Section 3.2, each Employee of each Employer is eligible to participate in the Plan for a given Offering Period if, prior to the Grant Date, he has completed three months of employment for the Company and/or its Affiliates, he is in the employ of an Employer on the Grant Date and he completes a payroll deduction form authorizing payroll deductions and files it with the Employer's benefit office prior to the Grant Date. Effective October 1, 2018, subject to Section 3.2, each Employee of each Employer is eligible to participate in the Plan for a given Offering Period if, prior to the Grant Date, he completed two months of employment, he is in the employ of an Employer on the Grant Date and he completes a payroll deduction form authorizing payroll deductions and files it with the Employer's benefit office prior to the Grant Date.

3.2 **Limitations Upon Participation**. No Employee shall be granted an Option to the extent that the Option would:

(a) cause the Employee to be a Five Percent Owner immediately after the grant;

(b) permit the Employee to purchase Stock under all employee stock purchase plans, as defined in section 423 of the Code, of the Company and all Affiliates at a rate which exceeds $25,000 in Fair Market Value of the Stock (determined at the time the Option is granted) for each calendar year in which the option granted to the Employee is outstanding at any time as provided in sections 423 and 424 of the Code; or

(c) permit the Employee to purchase Stock in excess of the number of Shares determined under Section 4.1.

ARTICLE IV

Participation

4.1 **Grant of Option**. Effective as of the Grant Date of each Offering Period, the Committee shall grant an Option to each Participant which shall be exercisable on the Exercise Date only through funds accumulated by the Employee through payroll deductions made during the Offering Period. The Option shall be for that number of whole and fractional Shares that may be purchased by the amount in the Participant's payroll deduction account on the Exercise Date at the Option Price, subject to the maximum number of Shares determined by the Committee in accordance with the following sentence. If so determined by the Committee and announced to Employees prior to an Offering Period, the Committee may establish a maximum number of Shares that may be purchased by a Participant during the Offering Period. Once the maximum number of shares has been set by the Committee, it shall continue to apply with respect to all succeeding Offering Periods unless revised by the Committee as set forth below. Effective for the Offering Periods commencing April 1, 2015 and prior to July 1, 2018, consistent with the maximum amount announced by the Committee as permitted by the preceding sentence, and as applicable to each subsequent Offering Period until changed by the Committee in accordance with the preceding sentence, the maximum number of Shares that may be purchased by a Participant during an Offering Period is that number of Shares that could be purchased with fifty dollars ($50.00) per payroll during the Offering Period, if the Employee is paid on a weekly basis, or one hundred dollars ($100.00) per payroll during the Offering Period, if the Employee is paid on a bi-weekly basis, assuming that the purchase price of the Shares is equal to 85% of the Fair Market Value of the Shares on the Grant Date, but in no event more than 125 Shares. Effective for the Offering Periods commencing July 1, 2002 and prior to April 1, 2015, such maximum number of Shares that may be purchased by a Participant during the Offering Period shall be 125 Shares. Effective for Offering Periods commencing prior to July 1, 2002, the maximum number of Shares that may be purchased by a Participant during an Offering Period is that number of Shares that could be purchased with $2,500, assuming that the purchase price of the Shares is equal to 85% of the Fair Market Value of the Shares on the Grant Date.

4.2 **Payroll Deduction**. For an Employee to participate during a given Offering Period, he must complete the enrollment procedures established by the Committee prior to the beginning of the Offering Period. The payroll deduction election shall permit a Participant to elect to have withheld from his cash compensation a specified dollar amount each pay period during the Offering Period. Payroll deduction elections shall become effective as soon as administratively feasible in accordance with procedures established by the Committee. Payroll deduction elections shall continue through the last pay date prior to the Exercise Date. A Participant may not make additional payments to his Plan account.

4.3 **Payroll Deductions Continuing**. A Participant's payroll deduction election shall remain in effect for all ensuing Offering Periods until changed by him by filing an appropriate amended payroll deduction election prior to the commencement of the Offering Period for which it is to be effective in accordance with procedures established by the Committee.

4.4 **Right to Stop Payroll Deductions**. A Participant shall have the right to discontinue payroll deductions by filing a payroll deduction cancellation election with the Company. The payroll deduction cancellation election shall become effective with the first full payroll period following the Company's receipt of the payroll deduction subscription cancellation form in accordance with procedures established by the Committee. With the exception of a complete discontinuance of payroll deductions, a Participant may not change his participation rate during an Offering Period.

4.5 **Accounting for Funds**. As of each payroll deduction period, the Employer shall cause to be credited to the Participant's payroll deduction account in a ledger established for that purpose the funds withheld from and attributable to the Employee's cash compensation for that period. No interest shall be credited to the Participant's payroll deduction account at any time. The obligation of the Employer to the Participant for this account shall be a general corporate obligation and shall not be funded through a trust nor secured by any assets which would cause the Participant to be other than a general creditor of the Employer.

4.6 **Employer's Use of Funds**. All payroll deductions received or held by an Employer may be used by the Employer for any corporate purpose, and the Employer shall not be obligated to segregate such payroll deductions.

ARTICLE V

Termination of Participation During Employment, Termination of Employment or Death

5.1 **Termination of Participation During Employment**. A Participant may, at any time on or before 15 days prior to the Exercise Date, or such other date as shall be selected by the Committee from time to time, elect to terminate his participation in the Plan by giving notice in accordance with the rules established by the Committee. Upon receipt of such request by the Committee, all future payroll deductions for such Offering Period will cease in accordance with Section 4.4. Any payroll deductions previously collected during the Offering Period will be used to purchase Shares as described in Section 6.1. Any election by a Participant to terminate his participation in the Plan terminates his right to elect any further payroll deductions for the then-current Offering Period. If the Participant wishes to participate in any future Offering Period, he must file a new payroll deduction election within the time frame required by the Committee for participation for that Offering Period.

5.2 **Termination of Employment for any Reason Other Than Death**. If a Participant's employment is terminated for any reason other than death prior to the Exercise Date, the Option granted to the Participant for that Offering Period shall lapse. The Participant's funds and Stock then credited to his Plan Account shall be returned to him as soon as administratively feasible.

5.3 **Death**. If a Participant dies before the Exercise Date, the Option granted to the Participant for that Offering Period shall lapse. The Participant's funds and Stock then credited to his Plan account shall be delivered to his Beneficiary (or to his estate if he has no Beneficiary) as soon as administratively feasible. If the Participant dies after the Exercise Date but prior to the delivery of his certificate, the funds and Stock credited to the Participant's account shall be delivered to his Beneficiary (or to his estate if he has no Beneficiary). If there is no Beneficiary, the and funds and Stock credited to a Participant's account may be held in the Participant's Plan account until the representative of the estate has been appointed and provides such evidence as may be required by the Committee.

ARTICLE VI

Exercise of Option

6.1 **Purchase of Stock**. Subject to Section 3.2, on the Exercise Date of each Offering Period, each Participant's payroll deduction account shall be used to purchase the maximum number of whole and fractional Shares that can be purchased at the Option Price for that Offering Period. Any funds remaining in a Participant's payroll deduction account after the exercise of his Option for the Offering Period shall be returned to him as soon as administratively feasible. If in any Offering Period the total number of Shares to be purchased by all Participants exceeds the number of Shares committed to the Plan, then each Participant shall be entitled to purchase only his pro rata portion of the Shares remaining available under the Plan based on the balances in each Participant's payroll deduction account as of the Exercise Date. After the purchase of all Shares available on the Exercise Date, all Options granted for the Offering Period to the extent not used are terminated because no Option shall remain exercisable after one calendar quarter from the Grant Date.

6.2 **Accounting for Stock**. After the Exercise Date of each Offering Period, a report shall be given to each Participant stating the number of Shares purchased and the Option Price.

6.3 **Issuance of Shares**. As soon as administratively feasible after the end of the Offering Period, the Committee shall advise the appropriate officer of the Company that the terms of the Plan have been complied with and that it is appropriate for the officer to cause to be issued the Shares upon which Options have been exercised under the Plan. The Committee may determine in its discretion the manner of delivery of the Shares purchased under the Plan, which may be by electronic account entry into new or existing accounts, delivery of Stock certificates or any other means as the Committee, in its discretion, deems appropriate. The Committee may, in its discretion, hold the Stock certificates for any Shares or cause it to be legended in order to comply with the securities laws of the applicable jurisdiction or, should the Shares be represented by book or electronic account entry rather than a certificate, the Committee may take such steps to restrict transfer of the Shares as the Committee considers necessary or advisable to comply with applicable law.

ARTICLE VII

Administration

7.1 **Appointment, Term of Service & Removal**. The Board of Directors shall appoint a Committee to administer the Plan. The members shall serve until their resignation, death or removal. Any member may resign at any time by mailing a written resignation to the Board of Directors. Any member may be removed by the Board of Directors, with or without cause. Vacancies may be filled by the Board of Directors from time to time.

7.2 **Powers**. The Committee has the exclusive responsibility for the general administration of the Plan, and has all powers necessary to accomplish that purpose, including but not limited to the following rights, powers, and authorities:

(a)   to make rules for administering the Plan so long as they are not inconsistent with the terms of the Plan;

(b)   to construe all provisions of the Plan;

(c)   to correct any defect, supply any omission, or reconcile any inconsistency which may appear in the Plan;

(d)   to select, employ, and compensate at any time any consultants, accountants, attorneys, and other agents the Committee believes necessary or advisable for the proper administration of the Plan;

(e)   to determine all questions relating to eligibility, Fair Market Value, Option Price and all other matters relating to benefits or Participants' entitlement to benefits;

(f)   to determine all controversies relating to the administration of the Plan, including but not limited to any differences of opinion arising between an Employer and a Participant, and any questions it believes advisable for the proper administration of the Plan; and

(g)   to delegate any clerical or recordation duties of the Committee as the Committee believes is advisable to properly administer the Plan.

7.3 **Quorum and Majority Action**. A majority of the Committee constitutes a quorum for the transaction of business. The vote of a majority of the members present at any meeting shall decide any question brought before that meeting. In addition, the Committee may decide any question by a vote, taken without a meeting, of a majority of its members via telephone, computer, fax or any other media of communication.

7.4   **Standard of Judicial Review of Committee Actions**. The Committee has full and absolute discretion in the exercise of each and every aspect of its authority under the Plan. Notwithstanding anything to the contrary, any action taken, or ruling or decision made by the Committee in the exercise of any of its powers and authorities under the Plan shall be final and conclusive as to all parties other than the Company, including without limitation all Participants and their beneficiaries, regardless of whether the Committee or one or more of its members may have an actual or potential conflict of interest with respect to the subject matter of the action, ruling, or decision. No final action, ruling, or decision of the Committee shall be subject to de novo review in any judicial proceeding; and no final action, ruling, or decision of the Committee may be set aside unless it is held to have been arbitrary and capricious by a final judgment of a court having jurisdiction with respect to the issue.

ARTICLE VIII

Adoption of Plan By Other Employers

8.1   **Adoption Procedure**. With the approval of the Committee, any Affiliate may adopt the Plan for all or any classification of its Employees by depositing with the Company:

(a)   a duly executed adoption agreement setting forth agreement to be bound as an Employer by all the terms, provisions, conditions and limitations of the Plan except those, if any, specifically set forth in the adoption agreement;

(b)   all other information required by the Company; and

(c)   the written consent of the Company to the adoption of the Plan.

8.2   **No Joint Venture Implied**. The document which evidences the adoption of the Plan by an Affiliate shall become a part of the Plan. However, neither the adoption of the Plan by an Affiliate nor any act performed by it in relation to the Plan shall create a joint venture or partnership relation between it and the Company or any other Affiliate.

ARTICLE IX

Termination and Amendment of the Plan

9.1   **Termination.** The Company may, by action of the Board of Directors, terminate the Plan at any time and for any reason. The Plan shall automatically terminate upon the purchase by Participants of all Shares committed to the Plan, unless the number of Shares committed to the Plan is increased by the Board of Directors and approved by the shareholders of the Company. Upon termination of the Plan, as soon as administratively feasible there shall be refunded to each Participant the remaining funds in his payroll deduction account, and there shall be forwarded to the Participants certificates for all shares of Stock held under the Plan for the account of Participants. The termination of the Plan shall not affect the current Options already outstanding under the Plan to the extent there are Shares committed, unless the Participants agree.

9.2   **Amendment.** The Board of Directors reserves the right to modify, alter or amend the Plan at any time and from time to time to any extent that it deems advisable, including, without limiting the generality of the foregoing, any amendment deemed necessary to ensure compliance of the Plan with section 423 of the Code. The Board of Directors may suspend the operation of the Plan for any period as it may deem advisable. However, no amendment or suspension shall operate to reduce any amounts previously allocated to a Participant's payroll deduction account, to reduce a Participant's rights with respect to Shares previously purchased and held on his behalf under the Plan nor to affect the current Option a Participant already has outstanding under the Plan without the Participant's agreement. Notwithstanding the foregoing, the Committee may amend the Plan at any time with respect to ministerial items. Any amendment changing the aggregate number of Shares to be committed to the Plan, the class of employees eligible to receive Options under the Plan or the description of the group of corporations eligible to adopt the Plan must have stockholder approval.

ARTICLE X

Miscellaneous

10.1   **Designation of Beneficiary.**

(a)   A Participant may file a written designation of a Beneficiary who is to receive any cash and Shares credited to the Participant's account under the Plan. If a Participant is married and the designated Beneficiary is not the Participant's spouse, written spousal consent shall be required for the designation to be effective.

(b)   A Participant may change his designation of a Beneficiary at any time by written notice. If a Participant dies when he has not validly designated a Beneficiary under the Plan, the Company shall deliver such Shares and cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

10.2   **Plan Not An Employment Contract.** The adoption and maintenance of the Plan is not a contract between any Employer and its Employees which gives any Employee the right to be retained in its employment. Likewise, it is not intended to interfere with the rights of any Employer to discharge any Employee at any time or to interfere with the Employee's right to terminate his employment at any time.

10.3   **All Participants' Rights Are Equal.** All Participants will have the same rights and privileges under the Plan as required by section 423 of the Code and Department of Treasury Regulation section 1.423-2(f).

10.4   **Options Are Not Transferable.** No Option granted a Participant under the Plan is transferable by the Participant otherwise than by will or the laws of descent and distribution, and must be exercisable, during his lifetime, only by him. In the event any Participant attempts to violate the terms of this Section, any Option held by the Participant shall be terminated by the Company and, upon return to the Participant of the remaining funds in his payroll deduction account, all of his rights under the Plan will terminate.

10.5   **Voting of Stock.** Shares held under the Plan for the account of each Participant shall be voted by the holder of record of those Shares in accordance with the Participant's instructions.

10.6   **No Rights of Stockholder.** No eligible Employee or Participant shall by reason of participation in the Plan have any rights of a stockholder of the Company until he acquires Shares as provided in the Plan.

10.7   **Governmental Regulations.** The obligation to sell or deliver the Stock under the Plan is subject to the approval of all governmental authorities required in connection with the authorization, purchase, issuance or sale of that Stock.

10.8   **Notices.** All notices and other communication in connection with the Plan shall be in the form specified by the Committee and shall be deemed to have been duly given when sent to the Participant at his last known address or to his designated personal representative or beneficiary, or to the Employer or its designated representative, as the case may be.

10.9   **Indemnification of Committee.** In addition to all other rights of indemnification as they may have as directors or as members of the Committee, the members of the Committee shall be indemnified by the Company against the reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted under the Plan, and against all amounts paid in settlement (provided the settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any action, suit or proceeding, except in relation to matters as to which it is adjudged in the action, suit or proceeding, that the Committee member is liable for gross negligence or willful misconduct in the performance of his duties.

10.10   **Tax Withholding.** At the time a Participant's Option is exercised or at the time a Participant disposes of some or all of the Stock purchased under the Plan, the Participant must make adequate provision for the Employer's federal, state or other tax withholding obligations, if any, which arise upon the exercise of the Option or the disposition of the Stock. At any time, the Employer may, but shall not be obligated to, withhold from the Participant's compensation the amount necessary for the Employer to meet applicable withholding obligations.

10.11   **Gender and Number.** If the context requires it, words of one gender when used in the Plan shall include the other genders, and words used in the singular or plural shall include the other.

10.12   **Severability.** Each provision of the Plan may be severed. If any provision is determined to be invalid or unenforceable, that determination shall not affect the validity or enforceability of any other provision.

10.13   **Governing Law; Parties to Legal Actions.** The provisions of the Plan shall be construed, administered, and governed under the laws of the State of Texas, without giving effect to principles thereof relating to conflicts of law rules that would direct the application of the laws of another jurisdiction and, to the extent applicable, by the securities, tax, employment and other laws of the United States.

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